UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40

Form 20-F ____X____                                                         Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

 ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Shareholders’ Meeting Manual
2. Remote voting form – Annual General Shareholders’ Meeting
3. Remote voting form – Extraordinary Shareholders’ Meeting

Shareholders’ Meeting Manual

Annual and Extraordinary General Shareholders’ Meeting

of April 19, 2023

Digital-only meeting

Message from the Chairman of the Board of Directors
Invitation letter
Call notice
Additional procedures
Management proposal for matters to be discussed in the Annual and Extraordinary General Shareholders’ Meeting, including:
Exhibit I – Report on the source and rationale for the proposed amendments to the Bylaws of Ultrapar Participações S.A.
Exhibit II – Financial statements referring to the fiscal year ended on December 31, 2022, including (i) the Management Report of the fiscal year ended on December 31, 2022; (ii) Report from our Independent Auditors and (iii) Opinion from our Fiscal Council
Exhibit III – Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form
Exhibit IV – Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22
Exhibit V – Information regarding the candidates for members of the Board of Directors and the candidates for the Fiscal Council appointed or supported by the management, pursuant to items 7.3 to 7.6 of the Reference Form and to the New Market Regulation
Exhibit VI – Information about the management compensation, under the terms of item 8 of the Reference Form
Exhibit VII – Proposal of a new stock-based incentive plan, pursuant to Annex B of CVM Resolution 81/22
Exhibit VIII – Proposal of a new stock-based incentive plan
Exhibit IX – Proposal of an amendment to the stock-based incentive plan approved at the Company’s Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, pursuant to Annex B of CVM Resolution 81/22
Exhibit X – Proposal of an amendment to the stock-based incentive plan approved at the Company’s Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017
Exhibit XI – Proposal of increase in Ultrapar’s capital stock, pursuant to Annex C of CVM Resolution 81/22
Model for power of attorney

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

2022 was a year of significant advances at Ultrapar. Despite the volatility and uncertainties, Ultragaz and Ultracargo achieved record results, and Ipiranga continued its trajectory of profitability recovery. The focus on the sophistication of pricing and the effort to increase the engagement of our network, together with important changes and operational adjustments in logistics and supplies, placed us at a new level of efficiency, preparing us for a new phase of growth.

We completed the biggest portfolio rationalization process in our history, with the conclusion of the divestments of Oxiteno and Extrafarma in April and August 2022, respectively. We announced the acquisitions of Stella and NEOgás, which mark Ultragaz's entry into the renewable electricity and compressed natural gas segments, expanding its offer and enhancing its capillarity, commercial strength and brand.

In 2022, we made progress on our ESG journey, with the conclusion of the details of the 2030 ESG Plan, intrinsic to each of the businesses strategic plan. The plan makes up 1/3 of the variable compensation individual goals of Ultrapar's leadership and reveals the Company's commitments, ambitions and targets for the coming years. The targets were disclosed to the external public on March 6th of this year.

For the general shareholders' meeting to be held this year, the proposed slate for the Board of Directors reduces the number of directors to 9 members, and combines, on one hand, candidates who are currently members of the Company's management, preserving the knowledge of the businesses and of Ultrapar, and on the other hand, four new candidates who bring relevant and complementary experiences to the Company, with an important renewal of the body.

We continued the succession and renewal process of our executive management and started 2023 with engaged team leaders and strengthened businesses to continue our journey of growth and value creation.

We invite all our shareholders to participate in our meeting, whose details regarding attendance and representation, as well as the necessary information for voting decisions, may be found throughout this Shareholders' Meeting Manual.

PEDRO WONGTSCHOWSKI
Chairman of the Board of Directors

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INVITATION LETTER

Dear Shareholders,

It is a pleasure to invite you to participate in the Shareholders' Meeting of Ultrapar, to be held on April 19th, 2023, at 2:00 pm (Brazil time), exclusively in digital form, pursuant to the terms of the respective call notice.

All Ultrapar shareholders (including holders of common shares in the form of ADRs) will be able to vote on all matters of the agenda. Each common share gives the right to one vote in the Meeting’s resolutions. ADR holders must vote as determined in a communication to be released by the depositary under the terms of the deposit agreement.

This document aims to clarify and guide the resolutions to be taken and the procedures necessary for your attendance or representation in the Meeting.

Ultrapar's Investor Relations department is available for further clarification on the e-mail invest@ultra.com.br or by phone +55 11 3177-7014.

We count on your participation,

PEDRO WONGTSCHOWSKI
Chairman of the Board of Directors

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ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are hereby invited to attend the Annual and Extraordinary General Shareholders’ Meeting that shall be held exclusively in digital form on April 19th, 2023 (“Meeting”), at 2:00 p.m. (Brazil time), pursuant to the terms of CVM Resolution 81/22 (“RCVM 81”), without prejudice of the use of remote voting form, to discuss the following Agenda:

At the Annual General Shareholders’ Meeting:

1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31, 2022, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

2. Allocation of net income for the fiscal year ended on December 31, 2022;

3. Setting of the number of members to be elected to the Board of Directors;

4. Election of the slate that will compose the Board of Directors;

5. Establishment of the Management's global compensation;

6. Election of the members of the Fiscal Council and their respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% of the voting shares issued by the Company, under the terms of the Law No. 6,404/76 and CVM Resolution 70/22 (“RCVM 70”); and

7. Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2023.

At the Extraordinary General Shareholders’ Meeting:

1. Approval of a new stock-based incentive plan;

2. Approval of an amendment to the stock-based incentive plan approved at the Annual and Extraordinary General Shareholders' Meeting held on April 19th, 2017;

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3. Approval of the increase in the Company's capital stock, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of Article 5 of the Bylaws currently in force;

4. Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014;

5. Amendments to the Company's Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

(a)Adjustments to the procedures related to the general meeting and meetings of the Board of Directors and Executive Board, with the simplification of the installation rites, proof of shareholder capacity and drawing up of the minutes;

(b)Adjustment in the tenure condition of the management to reflect all corporate policies;

(c)Further detailing of the judicial and administrative proceedings that must be informed by the candidates who will compose the slate(s);

(d)Exclusion of the possibility of calling the Board of Directors' meeting by letter, telegram and fax;

(e)Change of nomenclature of the position of the Investor Relations Officer;

(f)Adjustment of powers of the Strategy Committee and the Audit and Risks Committee; and

(g)Simplification of the wording of statutory provisions, by eliminating the replicated content of legislation, regulations in force, corporate policies, or adaptation of the Bylaws to the legal text, as well as formal, clarity, numbering and cross-reference adjustments, if applicable.

6. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

Election of members of the Board of Directors – Procedure for requesting multiple voting

The minimum percentage of voting capital to request the adoption of the multiple voting process for the election of members of the Board of Directors is 5% of common shares, in accordance with RCVM 70.

Pursuant to the Company's Bylaws and the Brazilian Corporate Law, this option must be exercised within 48 hours before the Meeting.

Attendance at the Meeting

The shareholders of the Company, including holders of American Depositary Receipts (“ADRs”) under the terms described below, may attend the Meeting in person or represented by proxies, upon the fulfillment of the requirements for attendance provided for in the Company’s Bylaws, presenting the documents listed under the items Individual Shareholder, Corporate Shareholder and Investment Funds below.

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Shareholder capacity will be proven upon submission of the statement issued by the institution providing book-entry services or the custodian institution, with the number of shares included therein within up to three days prior to the Meeting.

The Company will adopt for this General Shareholders’ Meeting the remote voting system, in accordance with the Brazilian Corporate Law and RCVM 81, allowing its shareholders to send, through their respective custody agents or bookkeeping institution or directly to the Company, a remote voting form for the Meeting, as provided by the Company together with other documents to be discussed at the Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Annual and Extraordinary General Shareholders’ Meeting Manual. The remote voting forms submitted by the shareholders by virtue of the first call of the Meeting shall be deemed valid for the second call, if any, under the terms of RCVM 81.

The Meeting shall be held exclusively in digital form, pursuant to the terms of RCVM 81, through a digital platform (“Platform”), so the shareholders shall attend the Meeting solely by means of the following:

(a) through remote voting form, which detailed guidelines with respect to the necessary documentation for remote voting are included in such form; and

(b) through the Platform, in person or by attorney-in-fact duly appointed, and the shareholder: (i) may solely attend at the Meeting, regardless of the submission of the remote voting form; or (ii) attend and vote at the Meeting; in this case, provided that eventual votes issued by the shareholder through the remote voting form shall be disregarded.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs, pursuant to the deposit agreement dated as of September 16th, 1999 (“Deposit Agreement”). Voting procedures with respect to the ADRs shall be specified in a communication to be sent to ADRs holders by the depositary, pursuant to the Deposit Agreement.

Under the terms of RCVM 81, in order to obtain the Company's authorization for virtual participation in the Meeting through the Platform, shareholders or their legal representatives or attorneys-in-fact must send an email to the Company at invest@ultra.com.br, before 2:00 p.m. (Brazil time) on April 17th, 2023, requesting participation, specifying the contact phone number and email address of the participant, and submitting the documents listed below:

Individual Shareholder

  Copy of identification document with photograph (ID, foreign national’s residence ID, driver’s license, officially recognized professional class ID or passport, for foreigners); and
  Copy of the power of attorney, if applicable, and identification document with photograph of the attorney-in-fact.

Corporate Shareholder

  Copy of the last restated bylaws or articles of association and the corporate documents granting representation powers (officers’ election minutes and/or power of attorney);
  Copy of identification document with photograph(s) of the legal representative(s); and
  Copy of the power of attorney, if applicable, and identification document with photograph of the attorney-in-fact.

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Investment Funds

  Evidence of capacity as manager of the fund granted to individual or legal entity representing the fund in the Meeting or who granted power to the attorney-in-fact;
  Corporate act of the corporate manager granting powers to the representative attending the Meeting or to whom a power of attorney was granted; and
  If the representative or attorney-in-fact is a legal entity, the documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

In addition, on an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred above, solely in digital means, without registry before the notary office or notarized copies, in PDF format. Ultrapar shall accept the powers of attorneys physically or digitally signed through digital certificate (ICP-Brazil).

Access to the Platform of shareholders who do not submit the necessary participation documents within the period provided herein will not be admitted.

Upon receipt of the request, accompanied by the necessary documents for the Shareholders' Meeting attendance, the Company shall submit to the email indicated by the shareholder the link and instructions to access the Platform to the shareholders or, however the case may be, their legal representatives or attorneys-in-fact thereof. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent their attendance at the Shareholders' Meeting.

Availability of Documents and Information

Under the terms of the Ultrapar’s Bylaws and RCVM 81, the documents and information relating to the matters to be deliberated upon, as well as the Annual and Extraordinary General Shareholders’ Meeting Manual, the remote voting form for the Annual General Shareholders’ Meeting and for the Extraordinary General Shareholders’ Meeting, and other relevant documents for the exercise of the voting right at the Meeting were filed with the Brazilian Securities and Exchange Commission (“CVM”) and are available at the website of CVM (www.cvm.gov.br), Company’s headquarters, website of B3 (www.b3.com.br) and Company’s website (ri.ultra.com.br).

São Paulo, March 17th, 2023.

PEDRO WONGTSCHOWSKI
Chairman of the Board of Directors

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ADDITIONAL PROCEDURES

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Shareholders' Meeting, at no cost and strictly in accordance with the powers granted. In the case that shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Shareholders' Meeting using the model provided by the Company, the power of attorney must include all the attorneys-in-fact listed in the model of the power-of-attorney.

The Company may accept that the shareholders submit the necessary representation documents, as referred on the Call Notice, in digital means in PDF format, without registry before the notary office or notarized copies. Ultrapar shall accept the proxies physically or digitally signed through digital certificate (ICP-Brazil).

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Pursuant to article 6, paragraph 3 of RCVM 81, the Platform shall not be accessed by the shareholders that have not provided the necessary documents specified in the Call Notice within the deadlines set forth on that document.

Upon receipt of the request, accompanied by the necessary documents for attending the Shareholders' Meeting, the Company shall submit to the email indicated by the shareholder the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

The shareholder who participates through the Platform will be considered present at the Meeting, being able to exercise their respective voting rights, and a signer of the respective Minutes of the Meeting, under the terms of RCVM 81.

If the shareholder who has duly requested his participation does not receive from the Company the email with the link and instructions for accessing the Platform and participating in the Meeting at least 24 hours prior to the Shareholders' Meeting (that is, until 2:00 p.m. of April 18, 2023), he/she must contact the Company by phone on number +55 (11) 3177-7014, in order to receive (by telephone or email) their respective instructions to access the Platform.

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Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance to the Shareholders' Meeting.

Shareholders who choose to participate in the Meeting are requested to access the Platform at least 30 minutes before the scheduled start time of the Meeting, in order to allow access validation.

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) registration of the shareholders’ statements and viewing the documents presented during the Meeting; (ii) registration of the authenticity and safety of communications during the Meeting; (iii) registration of the shareholders' attendance and votes; (iv) compliance with any legal orders from competent authorities; and (v) safeguard of the Company, its management and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

Remote voting forms

If the shareholder opts to send the remote voting form directly to the Company, it is requested to send such voting form and other supporting documents to the email invest@ultra.com.br or be filed at the Company within 7 days from the Annual and Extraordinary General Shareholders’ Meeting date, that is, until April 12th, 2023.

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ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents the Management Proposal, regarding the matters to be deliberated upon at the Company’s Annual and Extraordinary General Shareholders’ Meeting that shall be held exclusively in digital form on April 19th, 2023 (“Meeting”), at 2:00 p.m. (Brazil time):

1)       At the Annual General Shareholders’ Meeting

1.1) Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31, 2022, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

The Management Report and the financial statements for the fiscal year ended December 31, 2022 were filed with the CVM on February 15th, 2023, published in wide-circulation newspaper and made available on the newspaper's website on March 2nd, 2023, pursuant to Law No. 6,404/76, as amended by Law No. 13,818/19. The Management Report is accompanied by the Annual Report of the Audit and Risks Committee and summarizes relevant information about the Company in 2022, including environmental, social and governance (ESG) performance, information on innovation, people, operational and financial performance.

Such documents (i) were recommended by the Audit and Risks Committee for approval by the Board of Directors; (ii) obtained a favorable opinion from the Company's Fiscal Council at a meeting held on February 15th, 2023, of which the minutes were filed with the CVM on the same date; and (iii) were approved by Ultrapar's Board of Directors, which respective minutes were also filed with the CVM on the same date.

In addition, the financial statements were audited and received an unqualified report from Deloitte Touche Tohmatsu Auditores Independentes Ltda. Such documents are available in Exhibit II to this Proposal. The Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form, are available in Exhibit III.

Management Recommendation: approval of the Management Report and Management accounts, as well as the Company's financial statements.

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1.2) Allocation of net income for the fiscal year ended December 31, 2022

The Management proposes that the allocation of net income attributable to Ultrapar’s shareholders for the year ended December 31, 2022, in the amount of R$ 1,800,838,042.08 (one billion, eight hundred million, eight hundred and thirty-eight thousand, forty-two Reais and eight cents of Real) be as follows:

(a)   R$ 90,041,902.10 (ninety million, forty-one thousand, nine hundred and two Reais and ten cents of Real) allocated to the legal reserve;

(b)   R$ 1,151,277,577.47 (one billion, one hundred and fifty-one million, two hundred and seventy-seven thousand, five hundred and seventy-seven Reais and forty-seven cents of Real) allocated to the investments statutory reserve;

(c)    R$ 450,003,823.81 (four hundred and fifty million, three thousand, eight hundred and twenty-three Reais and eighty-one cents of Real) allocated to the payment of interest on equity to Ultrapar’s shareholders, equivalent to a gross value of R$ 0.41247 per share and a net value of R$ 0.35060 per share, with withholding income tax at 15%, except for shareholders who are legal entities proven to be immune or exempt; and

(d)   R$ 109,514,738.70 (one hundred and nine million, five hundred and fourteen thousand, seven hundred and thirty-eight Reais and seventy cents of Real) allocated to the payment of dividends to Ultrapar’s shareholders, equivalent to R$ 0.10 per share.

We provide detailed information regarding the proposal for allocation of net income for the fiscal year ended December 31, 2022 in Exhibit IV, under the terms of RCVM 81.

Management Recommendation: approval of the proposal for allocation of net income.

1.3) Setting of the number of members to be elected to the Board of Directors

The Bylaws currently in force provide that the Board of Directors shall be comprised of at least 5 and at most 11 members. Thus, according to the understanding expressed by the CVM, the shareholders shall first vote on the number of members that will integrate the Board of Directors for the next term and, subsequently, elect the slate of directors.

Considering the proposed slate, which brings an important renewal in the Board of Directors through the combination of current management members, including the Chief Executive Officer, with four new candidates, it is suggested to reduce the number of members of the Board of Directors from 10 to 9, ensuring a proper organization of the Company's strategic agenda and deepening the topics for decision-making.

Management Recommendation: approval of the reduction from 10 to 9 members to comprise the Ultrapar's Board of Directors for this term.

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1.4) Election of the slate that will compose the Board of Directors

We propose the election of the following slate to compose the Board of Directors, with a term of office of 2 years, pursuant to article 20 of the Company's Bylaws.

The proposed slate brings an important renewal of the body and combines candidates who are currently members of the Company's management, including the Chief Executive Officer, with four new candidates, who bring relevant and complementary experiences to the Board. Furthermore, the proposed slate retains a majority of independent members.

The current Chief Executive Officer of the Company, Marcos Marinho Lutz, who was a member of the Board of Directors between April and December 2021, when he assumed the presidency of Ultrapar, was re-elected by the Board of Directors in February 2023 as Ultrapar’s Chief Executive Officer for a new two-year term starting in April 2023.

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In appointing this slate, the Board of Directors aimed to balance relevant experiences and skills for the Company, based on the strategy and future needs of Ultrapar and its businesses, with emphasis on its holding role, as well as a balanced composition of skills and experiences to constitute an active Board of Directors for decision-making on Ultrapar’s strategic issues. The table below summarizes how these experiences and skills are related to the main characteristics of our businesses:

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The chart below summarizes the main qualifications and experiences of the Board candidates considered in this process.

In a meeting held on February 15th, 2023, of which the minutes are filed at the CVM and the Company’s website, the Board of Directors evaluated and confirmed the adherence of each candidate to the Corporate Nomination Policy for Members of the Board of Directors, as well as the framework of each candidate as an independent director, in light of the provisions of the New Market Regulation and the declaration of independence presented by the candidates. The characterization of the independence of the members shall be confirmed by the Meeting.

The detailed information regarding the professional experience of the candidates is available in Exhibit V, corresponding to items 7.3 to 7.6 of the Reference Form.

It should also be noted the possibility of adopting the multiple voting process for the election of the members of the Board of Directors, provided that it is requested by shareholders representing at least 5% of the common shares, and provided that they do so, in writing, up to 48 hours in advance of the Meeting, in accordance with the Brazilian Corporate Law and with RCVM 70. In this case, there will no longer be election by slate as described in article 21 of the Company’s Bylaws, and each common share will have as many votes as there are vacancies to be filled on the Board, with shareholders being able to accumulate their votes in one or more candidates.

Management Recommendation: approval of the slate proposed by the Board of Directors.

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1.5) Establishment of the Management‘s global compensation

The proposal for the annual global limit on management compensation for the period between May 2023 and April 2024 is R$ 95,000,000.00 (ninety-five million Reais), of which R$ 12,000,000.00 (twelve million Reais) are allocated for members of the Board of Directors e and R$ 83,000,000.00 (eighty-three million Reais) are allocated for members of the Statutory Executive Board. The total amount proposed considers: (i) compensation of the members of the Board of Directors, of a fully fixed nature; (ii) fixed compensation of the Statutory Executive Board (including fixed monthly installment and direct and indirect benefits); (iii) short-term variable compensation for the Statutory Executive Board, linked to financial and non-financial goals; (iv) long-term variable compensation based on shares for the Statutory Executive Board; and (v) post-employment benefit for the Statutory Executive Board.

The proposed annual global limit is equal to the limit approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 13th, 2022 (“2022 Meeting”), for the period from May 2022 to April 2023, however with the distinction of having smaller portions of fixed monthly payments in cash and higher expenses with the stock-based incentive plan, focusing on greater alignment of long-term interests between the executives and the Company.

The global compensation actually paid in the period between May 2022 and April 2023 is estimated at an amount 19% lower than that approved by the shareholders at the 2022 Meeting, considering, mainly, that the variable compensation amount was lower than the maximum amount projected, consistent with the consolidated financial results obtained in the year and the lower average number of members of the Statutory Executive Board due to the divestment of Oxiteno.

It is important to highlight that the Board of Directors' compensation model provides for the inclusion of a fixed stock-based incentive plan (item 2.1 below) to allow greater alignment with the shareholders to generate long-term value. This model has already been adopted by several companies, aligned with the best global practices for companies with businesses, risks and complexity similar to those of Ultrapar's. The proposed model of fixed compensation based on stock is totally disconnected from the performance targets (whether for the Company or individuals) and represents 40% of the compensation of each member of the Board of Directors.

If the new stock-based incentive plan is approved, the compensation of the Board of Directors will contemplate a monthly fixed amount, in cash, and one-time grant of shares considering the term of office of the Board members. The grant of shares will be carried out at the beginning of each term, based on the average value of the Company's shares in the 30 trading sessions prior to the grant date, with vesting at the end of the term of office and lockup period of 2 years after the transfer of the ownership of the shares.

For a better understanding of the rationale for this Proposal, we provide additional information about the Management's compensation policies and practices in Exhibit VI, under the terms of item 8 of the Reference Form.

We highlight that the amounts included in this compensation proposal differ from those of Exhibit VI, due to the non-correspondence between the periods contemplated in each document.

Management Recommendation: approval of the proposal for the Management’s compensation.

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1.6) Election of the members of the Fiscal Council and their respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% of the voting shares issued by the Company, under the terms of the Law No. 6,404/76 and CVM Resolution 70/22 (“RCVM 70”)

We propose the election of the following candidates as members of the Company's Fiscal Council, as well as their alternates:

- Flavio Cesar Maia Luz (effective) / Márcio Augustus Ribeiro (alternate)

- Élcio Arsenio Mattioli (effective) / Pedro Ozires Predeus (alternate)

- Marcelo Gonçalves Farinha (effective) / Sandra Regina de Oliveira (alternate)

The detailed information regarding the candidates is available in Exhibit V, corresponding to items 7.3 to 7.6 of the Reference Form.

Management Recommendation: approval of the candidates to members of the Fiscal Council.

1.7) Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2023

The Management proposes the approval of the global compensation of the members of the Fiscal Council for their term of office (between May 2023 and April 2024) in the amount of R$ 70,000.00 (seventy thousand Reais) per month, of which R$ 30,000.00 (thirty thousand Reais) per month for the chairman of the Fiscal Council and R$ 20,000.00 (twenty thousand Reais) per month for the other members. The proposed amount is 3% higher than the amount approved at the 2022 Meeting for the period between May 2022 and April 2023, ensuring that the compensation of the members is aligned with the provisions set forth by the Brazilian Corporate Law. The global compensation for members of the Fiscal Council recorded in such period was in line with the approved amount.

For further information on compensation for the Board of Directors, the Statutory and Non-Statutory Executive Board and the Fiscal Council, see Exhibit VI, pursuant to item 8 of the Reference Form. We highlight that the amounts included in this compensation proposal differ from those of Exhibit VI, due to the non-correspondence between the periods contemplated in each document.

Management Recommendation: approval of the proposal for compensation of the Fiscal Council.

2)       At the Extraordinary General Shareholders’ Meeting:

2.1) Approval of a new stock-based incentive plan

The approval of a new stock-based incentive plan is necessary since the limit of shares to be granted under the plan currently in force, as approved by the Annual and Extraordinary General Shareholders’ Meeting of April 19th, 2017, has been reached. Furthermore, the proposed plan now includes members of the Company's Board of Directors as eligible participants.

The inclusion of the provision for the granting of shares for members of the Board of Directors allows greater alignment with the shareholders to generate long-term value. This model has already been adopted by several companies, aligned with the best global practices for companies with businesses, risks and complexity similar to those of Ultrapar's. The proposed model of fixed compensation based on stock is totally disconnected from performance targets (whether for the Company or individuals) and represents 40% of the compensation of each member of the Board of Directors.

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The grant of shares will be carried out at the beginning of each term, based on the average value of the Company's shares in the 30 trading sessions prior to the grant date, with vesting at the end of the term of office and a lockup period of 2 years after the transfer of the ownership of the shares.

The global compensation proposal for the management, under the terms set forth in item 1.5 above, already includes the expenses generated by the new stock incentive plan in the period object of the proposal.

The stock-based incentive plan is part of the long-term compensation provided for in the Corporate Executive Compensation Policy. By means of this tool, the general terms and conditions for the grant of common shares issued by the Company and held in treasury are established, which may or may not involve the grant of usufruct of part of these shares for subsequent transfer of ownership to executive officers, including members of the Board of Directors, or employees of the Company or companies under its direct or indirect control, aiming to:

(i)   stimulate the Company’s expansion and sustainable results and the achievement of its businesses goals, promoting the alignment of interests between shareholders, executive officers and employees to generate long-term value; and

(ii)     strengthen the ability to attract, retain and effectively motivate highly qualified executive officers and employees.

It is worth mentioning that, since 2022, long-term incentive contracts contain a malus clause, providing for the retention of shares not transferred (unvested) in case of finding certain irregularities that have unduly benefited the executive. The grant agreements to be executed with the Directors will also contain such clause.

Information related to this item is available in Exhibit VII, under the terms of Annex B of RCVM 81, and in Exhibit VIII (Stock-based incentive plan).

Management Recommendation: approval of the proposal for a new stock-based incentive plan.

2.2) Approval of an amendment to the stock-based incentive plan approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 19th, 2017

We propose to amend the wording of the stock-based incentive plan approved by the 2017 Annual and Extraordinary General Shareholders’ Meeting, aiming to improve it and allow that, should the participant potentially become a member of the Company's Board of Directors, thus ceasing to occupy any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable program(s) and in each agreement.

This amendment aims to retain highly qualified executives, seeking greater alignment between executive officers and shareholders to generate long-term value for the Company, since such executives may potentially join the Company's Board of Directors in the future.

Information related to this item is available in Exhibit IX, under the terms of Annex B of RCVM 81 and in Exhibit X (Stock-based incentive plan).

Management Recommendation: approval of the proposed amendments to the current stock-based incentive plan.

16

2.3) Approval of the increase in the Company's capital stock, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of Article 5 of the Bylaws currently in force

We propose to increase the capital stock in the total amount of R$ 1,450,000,000.00 (one billion, four hundred and fifty million Reais), without the issuance of new shares, through the incorporation to the capital stock of part of the resources registered in the investments statutory reserve, in the amount of R$ 567,423,589.65 (five hundred and sixty-seven million, four hundred and twenty-three thousand, five hundred and eighty-nine Reais and sixty-five cents of Real) and resources registered in the legal reserve, in the amount of R$ 882,576,410.35 (eight hundred and eighty-two million, five hundred and seventy-six thousand, four hundred and ten Reais and thirty-five cents of Real), considering that the balance of the profit reserves exceeded the Company's capital stock, with the consequent need to amend the Company's Bylaws, as per the proposal included in item 2.6 described below.

Information related to this item is available in Exhibit XI, under the terms of Annex a C of RCVM 81.

Management Recommendation: approval of the proposal to increase the Company's capital stock.

2.4) Ratification of the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014

Due to the partial exercise of such subscription warrants on August 3rd, 2022, and on February 15th, 2023, 52,683 (fifty-two thousand, six hundred and eighty-three) common shares were issued within the authorized capital limit, as provided for in article 6 of the Company's Bylaws. As a result of such issuance, the Company's capital stock is now represented by 1,115,204,291 (one billion, one hundred and fifteen million, two hundred and four thousand, two hundred and ninety-one) common shares, all registered and with no par value. Considering that no additional payment was due for the exercise of subscription warrants, the issuance did not result in a change in the amount of the capital stock.

In order to reflect the issuances already effected as mentioned above, the Management also proposes the change of the wording of the caption of Article 5 of the Company’s Bylaws, according to the comparative table of the Bylaws contained in Exhibit I to this Proposal.

Management Recommendation: approval of the proposal for the ratification of the change in the number of common shares into which the Company’s capital stock is divided.

2.5) Amendments to the Company's Bylaws, as detailed in this Management Proposal

The Management proposes the approval of the amendments to Ultrapar's Bylaws, as described in the following items:

(a)   Adjustments to the procedures related to the general meeting and meetings of the Board of Directors and Executive Board, with the simplification of the installation rites, proof of shareholder capacity and drawing up of the minutes;

(b)   Adjustment in the tenure condition of the management to reflect all corporate policies;

(c)   Further detailing of the judicial and administrative proceedings that must be informed by the candidates who will compose the slate(s);

(d)   Exclusion of the possibility of calling the Board of Directors’ meeting of by letter, telegram and fax;

(e)   Change of nomenclature of the position of the Investor Relations Officer;

(f)     Adjustment of powers of the Strategy Committee and the Audit and Risks Committee; and

(g)  Simplification of the wording of statutory provisions, by eliminating the replicated content of legislation, regulations in force, corporate policies or adaptation of the Bylaws to the legal text, as well as formal, clarity, numbering and cross-reference adjustments, if applicable.

17

The information related to this item and the justifications for these amendments are available in the comparative table of the Bylaws in Exhibit I of this Proposal, pursuant to RCVM 81.

Management Recommendation: approval of amendments to Ultrapar's Bylaws.

2.6) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above

The Management proposes the consolidation of Ultrapar’s Bylaws in order to reflect the changes described in items 2.3, 2.4 and 2.5 of this Proposal. Exhibit I of this document includes the comparative table of the proposed amendments to the Bylaws, in addition to the respective justifications for the said amendments, pursuant to RCVM 81.

Management Recommendation: approval of the proposal for the consolidation of Ultrapar's Bylaws.

Access to documents and information

In accordance with Ulltrapar's Bylaws and RCVM 81, the documents and information regarding the matters to be approved, including the remote voting forms for the Annual General Shareholders’ Meeting and the Extraordinary General Shareholders’ Meeting, and any other matters relevant to the exercise of voting rights at the Shareholders’ Meeting, were filed with the CVM, and are available on CVM’s website (www.cvm.gov.br), at the Company's headquarters, on B3’s website (www.b3.com.br) and on the Company’s website (ri.ultra.com.br).

São Paulo, March 17th, 2023.

PEDRO WONGTSCHOWSKI

Chairman of the Board of Directors

18

Exhibit I – Report on the source and rationale for the proposed amendments to the Bylaws of Ultrapar Participações S.A.

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.      The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.      The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.      The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

N/A

Sole Paragraph.  The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Sole Paragraph.  The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Sole Paragraph.  The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

N/A
Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	N/A

Article 3.      The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 3.      The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 3.      The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

N/A
Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

CHAPTER II

Capital Stock and Shares

Article 5.      The subscribed and paid-in capital stock is R$ 5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents), represented by one billion, one hundred and fifteen million, one hundred and fifty one thousand, six hundred and eight (1,115,151,608) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5.      The subscribed and paid-in capital stock is R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents)  represented by one billion, one hundred and fifteen million, two hundred and four thousand, two hundred ninety-one  (1,115,204,291) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5.      The subscribed and paid-in capital stock is R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents) ~~5,171,751,608.08 (five billion, one hundred seventy-one million, seven hundred fifty-one thousand, six hundred and eight Reais and eight cents)~~, represented by one billion, one hundred and fifteen million, two hundred and four thousand, two hundred ninety-one  ~~one hundred and fifty one thousand, six hundred and eight~~ (1,115,204,291~~151,608~~) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Writing adjustments to reflect (i) capital stock increase in the amount of R$ 1,450,000,000.00 (one billion, four hundred and fifty million Reais), through the incorporation to the capital stock of part of the resources registered in the statutory reserve for investments and resources registered in the legal reserve, without issuing new shares, pursuant to paragraph 1, art. 169 of the Corporation Law, considering that the balance of profit reserves exceeded the value of the Company's capital stock with the allocation of net income for the year ended in 2022 (art. 199 of the Corporation Law); and (ii) the share issues that occurred on August 3, 2022 and February 15th, 2023, due to the partial exercise of the rights conferred by the subscription bonus issued by the Company upon the merger of all shares issued by Imifarma Produtos Farmacêuticos and Cosméticos S.A. by the Company, approved by the Company's Extraordinary General Meeting held on January 31st, 2014.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§1 º      All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1 º      All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1 º      All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

N/A

§2 º      The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2 º      The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2 º      The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

N/A

Article 6.      The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 6.      The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 6.      The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

N/A
Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

N/A
Article 8. The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Adjustments to reflect the Company's current practice regarding stock-based compensation.
Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	N/A

22

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

CHAPTER III

Shareholders’ Meetings

Article 10.      The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10.      The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10.      The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

N/A

§ 1 º      Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 1 º      Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 1 º      Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

N/A

§ 2 º      The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 2 º      The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 2 º      The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

N/A

§ 3 º      The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 3 º      The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 3 º      The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 11.      Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

~~Article 11.      Before the Shareholders’ Meeting is commenced, the shareholders in attendance, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.~~

Exclusion for text simplification considering that it is a procedure provided for by law and the possibility of adopting virtual meetings, as permitted by the Brazilian Corporate Law and CVM Resolution 81/22.

§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.		~~§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.~~

Exclusion for text simplification considering that it is a procedure provided for by law and the possibility of adopting virtual meetings, as permitted by the Brazilian Corporate Law and CVM Resolution 81/22.

§ 2 º The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

§ 4ª If the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

		§ 4~~2~~ª If the General Meeting is held in person, t~~T~~he Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	Numbering and writing adjustments, due to the possibility of adopting virtual meetings, as permitted by the Brazilian Corporate Law and CVM Resolution 81/22.

24

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 12.      At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

Article 11.      In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.

§ 1ª Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

§ 2ª The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

Article 11~~2~~.      In order to prove shareholder status, ~~At the Shareholders’ Meeting,~~ the Company ~~and the presiding board~~ shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.~~comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:~~

~~a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;~~

~~b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;~~

Text simplification considering (i) this is a procedure for verifying the status of shareholder already adopted by the Company in its Meetings, (ii) the possibility of adopting virtual meetings, as permitted by the Brazilian Corporate Law and by CVM Resolution 81/22; (iii) possibility of participation through remote voting; and (iv) exclusion of the application of legal measures in case of verification that the shareholders were not correctly represented or did not hold the declared number of shares.

25

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

~~c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;~~

§ 1ª Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

§ 2ª ~~d)~~ The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the ~~m~~Meeting.~~; and~~

~~e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.~~

.

26

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 12. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 12~~3~~. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Numbering adjustment.
Article 14. Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.	Article 13. Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.

Article 13~~4~~.      Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law. ~~and signed by the presiding board of the meeting and by the attending shareholders.~~

Numbering adjustments and to allow adaptation of the minutes to the requirements of the Business Registration and Integration Department – DREI.
Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers.	Article 14. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	Article 14~~5~~. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers~~.~~, including any remuneration in shares.	Numbering adjustments and to align the article with the Stock-Based Incentive Plan submitted to the Annual and Extraordinary General Shareholders’ Meeting of April 19th, 2023.

§ 1 º      The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 41 herein.

§ 1 º      The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 40 herein.

§ 1 º      The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 40~~1~~ herein.

Reference adjustment.
§ 2 º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2 º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2 º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	N/A

27

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
CHAPTER IV Management – General Rules Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 15~~6~~. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	Numbering adjustment.

Sole Paragraph.      The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the Disclosure and Trading Policy adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 52 hereof.

Sole Paragraph.      The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

Sole Paragraph.      The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies~~Disclosure and Trading Policy~~ adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51~~2~~ hereof.

Reference adjustments and to reflect the need for managers to adhere to all the Company's corporate policies, such as, for example, the Disclosure and Trading Policy and the policies related to the Integrity Program.

CHAPTER V

Board of Directors

Section I – Members

Article 17.       The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 16.       The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 16~~7~~.       The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

Numbering adjustment.
§ 1 º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	§ 1 º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	§ 1 º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	N/A

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§ 2 º      The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 2 º      The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 2 º      The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

N/A

§ 3 º      Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 3 º      Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

§ 3 º      Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a ~~and being of~~ well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.~~; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her~~

Considering that the Company adopts a Conflict of Interests and Transactions with Related Parties Corporate Policy, the exclusion aims not to limit the presumption of conflict of interests to the cases described above.

§ 4 º Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

~~§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.~~

Exclusion of the provision since the CVM has already opined on the need for the Company to follow such a procedure.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 18.      The Board of Directors of the Company shall have, at least, one third (1/3) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders meeting that elect them.

Article 17.      The Board of Directors of the Company shall have, at least, one third (1/3) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Article 17~~8~~.      The Board of Directors of the Company shall have, at least, one third (1/3) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders M~~m~~eeting that elect them.

Numbering and wording adjustments.

§ 1 º      When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number.

Sole Paragraph.      When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Sole Paragraph. ~~§ 1~~      When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of D~~d~~irectors results in a fraction, such number will be rounded to the immediately higher whole number.

Numbering and wording adjustments.

Article 19.      If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 18.      If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 18~~9~~.      If a member of the Board of Directors fails to meet the requirements set forth in Article 16~~7~~ above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Numbering and reference adjustments.

Sole Paragraph.      The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum share of thirty percent (30%) of independent Directors, as provided in Article 18 hereof.

Sole Paragraph.      The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

Sole Paragraph.      The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number~~share of thirty percent (30%)~~ of independent Directors, as provided in Article 17~~8~~ hereof.

Wording tweaks for clarity and reference.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
Section II – Election Article 20. Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 19~~20~~. Except for the provisions in Article 20~~1~~, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Numbering and reference adjustments.

§ 1 º      Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1 º      Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1 º      Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

N/A

§ 2 º      At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law 6,404/76.

§ 2 º      At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Law 6,404/76.

§ 2 º      At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147~~, Paragraph 3~~ of Law 6,404/76.

Inclusion to comply with the provisions of CVM Resolution 80/22.

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§ 3 º      The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3 º      The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3 º      The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations ~~internet~~ website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

Writing adjustments.

§ 4 º      The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 18 above, as well as the contents of the new Market Regulation.

§ 4 º      The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

§ 4 º      The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17~~8~~ above, as well as the contents of the new Market Regulation.

Reference adjustment.
§ 5 º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5 º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5 º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
§ 6 º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6 º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6 º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	N/A

Article 21.      When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

Article 20.      When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

Article 20~~1~~.      When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

Numbering adjustment.

§ 1 º      The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.

		~~§ 1 The Company, immediately after receiving the request, shall notify the CVM and the B3 by electronic means and post on its internet website that the election will be conducted by cumulative voting.~~	Exclusion of the paragraph given that it is a legal provision.

§ 2 º      In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§ 1 º      In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 1~~2~~ º      In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19~~20~~, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19~~20~~ of these Bylaws.

Numbering and reference adjustments.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§ 3 º      Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

~~§ 3      Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.~~

Exclusion of the paragraph given that it is a legal provision.

§ 4 º      Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

~~§ 4      Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.~~

Exclusion of the paragraph given that it is a legal provision.

§ 5 º      In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

~~§ 5      In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.~~

Exclusion of the paragraph given that it is a legal provision.

§ 6 º      In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

§ 2 º      In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

§ 2 º ~~6~~      In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19~~20~~ above.

Numbering and reference adjustments.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 22.      In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 21.      In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective Director.

Article 21~~2~~.      In the event a D~~d~~irector residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective D~~d~~irector.

Numbering and wording adjustments.

Article 23.      The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Article 22.      The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Article 22~~3~~.      The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the D~~d~~irectors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Numbering and wording adjustments.

Section III – Meetings and Replacements

Article 24.      The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

Section III – Meetings and Replacements

Article 23.      The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) Directors.

Section III – Meetings and Replacements

Article 23~~4~~.      The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) D~~d~~irectors.

Numbering and wording adjustments.

§ 1 º      The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1 º      The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1 º      The meetings of the Board of Directors shall be called in writing, by ~~letter, telegram, fax,~~ e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

Adjustment to adapt to the practice adopted by the Company.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§ 2 º      The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 2 º      The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 2 º      The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

N/A

§ 3 º      In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 3 º      In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 3 º      In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

N/A

§ 4 º      The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4 º      The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting.  In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4 º      The D~~d~~irectors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the D~~d~~irector and simultaneous communication with all the other persons present at the meeting.  In this case, D~~d~~irectors will be considered to be present at the meeting and sign the corresponding minutes.

Wording adjustments.

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Article 25.      Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Article 24.      Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Article 24~~5~~.      Except for the provisions in Paragraph 3 of Article 23~~4~~, the majority of the D~~d~~irectors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Numbering and wording adjustments.

Sole Paragraph.      In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph.      In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph.      In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

N/A

Article 26.      No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 25.      No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 25~~6~~.      No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Numbering adjustment.

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Article 27.      Except for the provisions in Paragraph 5 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Article 26.      Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Article 26~~7~~.      Except for the possibility of election of Directors by multiple vote ~~for the provisions in Paragraph 5 of Article 21~~, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining D~~d~~irectors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new D~~d~~irector shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Numbering and wording adjustments to make it clear which hypothesis is excluded.
Section IV – Powers Article 28. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	Section IV – Powers Article 27. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	Section IV – Powers Article 27~~8~~. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;	Numbering adjustment.
b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	Adequacy of the nomenclature of the position to the nomenclature adopted by the Company.

c)      oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

c)      oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

c)      oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

N/A

38

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	N/A

e)      fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 41, single paragraph, “b”.

e)      fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 40, single paragraph, “b”.

e)      fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 40~~1~~, single paragraph, “b”.

Reference adjustment.

f)      define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

f)      define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

f)      define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposal;

N/A
g) grant stock options under the terms of Article 8 of these Bylaws;	g) grant shares and stock options under the terms of Article 8 of these Bylaws;	g) grant shares and stock options under the terms of Article 8 of these Bylaws;	Adjustments to reflect the Company's current practice regarding stock-based compensation
h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	N/A

39

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19~~20~~ of these Bylaws;	Reference adjustment.
j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 54 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53~~4~~ of these Bylaws;	Reference adjustment.

k)      approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

k)      approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws; d

k)      approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

N/A
l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	N/A

40

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	N/A
n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	N/A
o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	N/A

p)      approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

p)      approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership

p)      approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) ~~borrowings~~ indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership

Adjustment to clarify that debts with third parties that exceed the defined threshold must be submitted to the Board of Directors. Debts between group companies should not be considered separately.

41

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	N/A
r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	N/A

s)      express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

s)      express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

s)      express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

N/A
t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	N/A
u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	N/A

42

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 29.      The Chairman of the Board of Directors shall:

a)      call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

Article 28.      The Chairman of the Board of Directors shall:

a)      call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

Article 28~~9~~.      The Chairman of the Board of Directors shall:

a)      call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other D~~d~~irectors ~~of the meeting~~;

Numbering and wording adjustments.
b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	N/A
c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	N/A
d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	N/A

Article 30.      The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article 29.      The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article 29~~30~~.      The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Numbering adjustment.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

CHAPTER VI

Board of Executive Officers

Article 31.      The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 30.      The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 30~~1~~.      The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

Numbering adjustment and adequacy of the position nomenclature to the nomenclature adopted by the Company.
Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	N/A

Article 32.       The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 31.       The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 31~~2~~.       The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Numbering adjustment.

Article 33.      The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article 32.      The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article 32~~3~~.      The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Numbering adjustment.

44

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	N/A

§ 2º      The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 2º      The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 2º      The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

N/A

§ 3º      The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

§ 3º      The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

§ 3º      The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

N/A

45

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 34.      The Chief Executive Officer shall:

a)      direct, instruct and coordinate the activities of the Company;

b)      call and preside over the meetings of the Board of Executive Officers; and

c)      represent the Company in court, either as plaintiff or defendant.

Article 33.      The Chief Executive Officer shall:

a)      direct, instruct and coordinate the activities of the Company;

b)      call and preside over the meetings of the Board of Executive Officers; and

c)      represent the Company in court, either as plaintiff or defendant.

Article 33~~4~~.      The Chief Executive Officer shall:

a)      direct, instruct and coordinate the activities of the Company;

b)      call and preside over the meetings of the Board of Executive Officers; and

c)      represent the Company in court, either as plaintiff or defendant.

Numbering adjustment.

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 34~~5~~. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Numbering adjustment and adequacy of the position nomenclature to the nomenclature adopted by the Company.
Article 36. The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	Article 35~~6~~. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities~~duties~~ which may be assigned to them by the Board of Directors.	Numbering and wording adjustments.
Article 37. The executive officers shall substitute each other, subject to the following conditions:	Article 36. The executive officers shall substitute each other, subject to the following conditions:	Article 36~~7~~. The executive officers shall substitute each other, subject to the following conditions:	Numbering adjustment.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

a)      in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

a)      in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

a)      in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

N/A

b)      in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

b)      in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

b)      in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

N/A

CHAPTER VII

Committees

Article 38.      The Company shall have the following support committees attached to the Board of Directors:

(a)    Audit and Risks Committee;

(b)    People Committee; and

(c)    Strategy Committee

CHAPTER VII

Committees

Article 37.      The Company shall have the following support committees attached to the Board of Directors:

(a)    Audit and Risks Committee;

(b)    People Committee; and

(c)    Strategy Committee

CHAPTER VII

Committees

Article 37~~8~~.      The Company shall have the following support committees attached to the Board of Directors:

(a)    Audit and Risks Committee;

(b)    People Committee; and

(c)    Strategy Committee

Numbering adjustment.

§ 1 º      Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 1 º      Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 1 º      Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

N/A
§ 2 º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§ 2 º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§ 2 º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§ 3 º      The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

§ 3 º      The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

§ 3 º      The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

N/A

Article 39.      Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors.

Article 38.      Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors.

Article 38~~9~~.      Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors.

Numbering adjustment.

§ 1 º      During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a)      death or resignation;

(b)      unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)      a substantiated decision of the Board of Directors.

§ 1 º      During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a)      death or resignation;

(b)      unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)      a substantiated decision of the Board of Directors.

§ 1 º      During their term of office, the members of each Committee may not be replaced except for the following reasons:

(a)      death or resignation;

(b)      unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)      a substantiated decision of the Board of Directors.

N/A
§ 2 º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 2 º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 2 º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	N/A

48

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
§ 3 º The members of the committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 (ten) years.	§ 3 º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 (ten) years.	§ 3 º The members of the C~~c~~ommittees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 (ten) years.	Wording adjustment.

Section I – Audit and Risks Committee

Article 40.      The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Section I – Audit and Risks Committee

Article 39.      The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Section I – Audit and Risks Committee

Article 39~~40~~.      The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Numbering adjustment.
§ 1 º A single member of the Audit and Risks Committee may concentrate the two foregoing requirements.	§ 1º O mesmo membro do Comitê de Auditoria e Riscos poderá acumular as características referidas no caput.	§ 1 º A single member of the Audit and Risks Committee may concentrate the ~~two~~ foregoing requirements.	Writing adjustment.

§ 2 º     To be characterized as an independent member, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 2 º     To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 2 º     To be characterized as an independent ~~member~~, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

Writing adjustment.

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§ 3 º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 (three) years have elapsed since the end of the term of office.	§ 3 º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 (three) years have elapsed since the end of the term of office.	§ 3 º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 (three) years have elapsed since the end of the term of office.	N/A
§ 4 º The Audit and Risks Committee shall:	§ 4 º The Audit and Risks Committee shall:	§ 4 º The Audit and Risks Committee shall:	N/A

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

(b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

(d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

Adjustment to expressly comply with the requirements of the New Market Regulation.

50

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(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Policy on Transactions with Related Parties;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

(e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

(f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Policy on Transactions with Related Parties;

(g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

(h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

(i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

51

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
Section II – People Committee Article 41. The People Committee shall have a majority of Director in its composition, with a minimum of two (2) independent Directors.	Section II – People Committee Article 40. The People Committee shall have a majority of Director in its composition, with a minimum of two (2) independent Directors.	Section II – People Committee Article 40~~1~~. The People Committee shall have a majority of Director in its composition, with a minimum of two (2) independent Directors.	Numbering adjustment.

Sole Paragraph.      The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Sole Paragraph.      The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

Sole Paragraph.      The People Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

N/A

52

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Section III – Strategy Committee Article 42. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:	Section III – Strategy Committee Article 41. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:	Section III – Strategy Committee Article 41~~2~~. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:	Numbering adjustment.
Sole Paragraph. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows:	Sole Paragraph. The Strategy Committee shall be responsible for advising the Board of Directors and its duties shall be as follows:	Sole Paragraph. The Strategy Committee shall be ~~comprised entirely of~~ responsible for advising the Board of Directors and its duties shall be as follows:	Writing adjustment.

(a) to advise the Board of Directors in overall business direction, as well as in the drafting and monitoring of the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

(a) drafting and monitoring the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

(a) ~~to advise the Board of Directors in overall business direction, as well as in the~~ drafting and monitoring ~~of~~ the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

Adjustment in the description of the activities of the Strategy Committee, since the general orientation of the business covers other fronts that are not linked to the main objective of this committee.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 43.      The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 42.      The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

CHAPTER VIII

Fiscal Council (Conselho Fiscal)

Article 42~~3~~.      The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

Numbering adjustment.

53

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

§ 1 º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 52 hereof.

§ 1 º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 1 º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51~~2~~ hereof.

Reference adjustment.
§ 2 º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2 º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2 º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	N/A

§ 3 º      The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

§ 3 º      The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

§ 3 º      The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

N/A

Section I – Sale of a Controlling Interest

Article 44. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Section I – Sale of a Controlling Interest

Article 43. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Section I – Sale of a Controlling Interest

Article 43~~4~~. A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

Numbering adjustment.

54

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Sole Paragraph.      The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Sole Paragraph.      The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Sole Paragraph.      The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

N/A

Section II – Acquisition of Relevant Interest

Article 45.      Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 44.      Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 44~~5~~.      Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Numbering adjustment.

§1 º      The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§1 º      The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§1 º      The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

N/A

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§2 º For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2 º For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2 º For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	N/A

§3 º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3 º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3 º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

N/A

§4 º The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

§4 º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.

§4 º The obligation to carry out the offer provided for in ~~the introductory paragraph of~~ this Article shall not apply if~~in the event~~ the obligation to carry out the offer provided for in Article 43~~4~~ is applicable~~applies~~.

Reference and writing adjustments.

Section III – Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 46.      The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Section III – Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 45.      The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Section III – Deregistration as Publicly-Held Company and

Withdrawal from the New Market

Article 45~~6~~.      The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Numbering adjustment.

56

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Article 47. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 46. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 46~~7~~. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Numbering adjustment.

Article 48.      As provided in the New Market Regulation and except for the provisions of Article 49, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Article 47.      As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Article 47~~8~~.      As provided in the New Market Regulation and except for the provisions of Article 48~~9~~, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Numbering and reference adjustments.
(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	(a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations;	N/A
(b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	(b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	(b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	N/A

57

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Sole Paragraph – For the purposes of Article 48, item “b”, of the present Bylaws, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Sole Paragraph – For the purposes of this Article ~~48, item “b”, of the present Bylaws~~, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Writing adjustment.

Article 49.      Voluntary withdrawal from the New Market as provided in foregoing Article 48 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)      on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)      on second call with any number of holders of outstanding shares in attendance.

Article 48.      Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)      on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)      on second call with any number of holders of outstanding shares in attendance.

Article 48~~9~~.      Voluntary withdrawal from the New Market as provided in foregoing Article 47~~8~~ may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

(a)      on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

(b)      on second call with any number of holders of outstanding shares in attendance.

Numbering and reference adjustments.
Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;	Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;	Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting;	N/A.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 50.      A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 49.      A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 49~~50~~.      A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Numbering adjustment.

Article 51. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Article 50~~1~~. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Numbering adjustment.

CHAPTER X

Arbitration Court

Article 52.      The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 51.      The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 51~~2~~.      The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

Numbering adjustment.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
CHAPTER XI Fiscal Year Article 53. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 52~~3~~. The fiscal year begins on January 1st and ends on December 31st of each year.	Numbering adjustment.

Article 54.      After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

Article 53.      After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

Article 53~~4~~.      After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§1 The remaining profit will have the following destination:

Numbering adjustment.
a) twenty-five percent (25%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	a) twenty-five percent (25%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	a) twenty-five percent (25%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and	N/A

b)      by proposal of the managing bodies, up to seventy-five percent (75%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

b)      by proposal of the managing bodies, up to seventy-five percent (75%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

b)      by proposal of the managing bodies, up to seventy-five percent (75%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	N/A

§ 2 º      The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2 º      The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2 º      The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

N/A
§ 3 º Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3 º Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3 º Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	N/A

CHAPTER XII

Miscellaneous

Article 55.      The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 54.      The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 54~~5~~.      The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

Numbering adjustment.

Article 56.      The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

Article 55.      The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

Article 55~~6~~.      The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers will be filed at the Registry of Commerce and published when~~, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event~~ they contain resolutions affecting third parties~~, they shall be filed with the Commerce Registry Office and published~~.

Numbering adjustments and to allow adaptation of the minutes to the requirements of the Business Registration and Integration Department - DREI.

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Exhibit II - Financial statements referring to the fiscal year ended on December 31, 2022, including (i) the Management Report of the fiscal year ended on December 31, 2022; (ii) Report from our Independent Auditors and (iii) Opinion from our Fiscal Council

To access Ultrapar’s Financial Statements for the year ended on December 31, 2022, please click here.

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Exhibit III - Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form

2.1 - Comments on:

Introduction

The following comments should be read together with our consolidated financial statements, filed with the CVM on February 15th, 2023, including the notes thereto, and other financial information included elsewhere in this document.

The Extrafarma and Oxiteno sale agreements were signed in May and August 2021, respectively, according to the Material Notices disclosed at that time. As of December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and therefore it is no longer included in Ultrapar's discontinued operations and results as of this date. The sale of Extrafarma was concluded on August 1st, 2022, and its results up to that date are shown within discontinued operations.

For the purposes of this document, references to Ultrapar refer only to continuing operations. However, to allow comparability with previous periods, in some sections of this report the Company's pro forma financial information are mentioned, that is, the data considers the sum of continuing and discontinued operations.

a.                  General financial and equity conditions

Company overview

Ultrapar holds 85 years of history, with its origins in 1937, when Ernesto Igel founded Ultragaz, a pioneering company in the distribution of liquefied petroleum gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups in Brazil, with an outstanding position in the energy and infrastructure segments through Ipiranga, Ultragaz and Ultracargo.

  Ultragaz: a pioneering company and leader in the distribution of LPG in Brazil, it is a reference in innovation and has been expanding its offer of energy solutions for its customers. It serves more than 11 million households and 59 thousand business customers in a safe, efficient and sustainable way.
  Ultracargo: a leading company in the sector of independent liquid bulk storage terminals in Brazil, present in the country's main ports with modern terminals to the store and handle different products, such as fuels, biofuels, chemicals, corrosives and vegetable oils.
  Ipiranga: one of the largest Brazilian fuels and lubricants distribution companies and one of the most valuable brands in the country, with a network of more than 6.7 thousand service stations, in addition to 1.6 thousand AmPm stores, the largest convenience store franchise in Brazil.

 Overview of the 2022 fiscal year

2022 was a year of significant advances at Ultrapar. Despite the volatility and uncertainties, Ultragaz and Ultracargo achieved record results, and Ipiranga continued its trajectory of profitability recovery. The focus on the sophistication of pricing and the effort to increase the engagement of our network, together with important changes and operational adjustments in logistics and supplies, placed us at a new level of efficiency, preparing us for a new phase of growth.

We completed the biggest portfolio rationalization process in our history, with the conclusion of the divestments of Oxiteno and Extrafarma in April and August 2022, respectively. We announced the acquisitions of Stella and NEOgás, which mark Ultragaz's entry into the renewable electricity and compressed natural gas segments, expanding its offer and enhancing its capillarity, commercial strength and brand.

We continued the succession and renewal process of our executive management and started the succession process of the Board, which will undergo a major renewal in April this year with new members and a new chairman for the term of 2023 to 2025.

In 2022, we made progress on our ESG journey, with the conclusion of the details of the 2030 ESG Plan, intrinsic to each of the businesses strategic plan. The plan makes up 1/3 of the variable compensation individual goals of Ultrapar's leadership and reveals the Company's commitments, ambitions and targets for the coming years. The disclosure of the targets to the external public took place on March 6th of this year.

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We ended 2022 with pro forma net revenues of R$ 147 billion, 24% higher than in 2021 even after the deconsolidation of Oxiteno and Extrafarma from the result, and with revenue growth in all businesses. The Company achieved a pro forma recurring EBITDA of R$ 4.0 billion and a pro forma net income of R$ 1.8 billion in 2022, of which R$ 506 million were distributed as dividends and interest on equity to shareholders.

We highlight the reduction in our financial leverage, in good timing considering the macroeconomic context and investment opportunities with good returns, which went from 2.9x on December 31, 2021 to 1.7x on December 31, 2022 due to the combination of the conclusion of the sales of Oxiteno and Extrafarma with the operational improvement of all businesses. We used a portion of the proceeds from the sale of Oxiteno to pay interest on equity to shareholders and for the partial repurchase of bonds, an additional contribution to optimizing the financial liabilities management, with a reduction in the carrying cost of Ultrapar’s net debt, from 129% of the CDI in 2021 to 109% of the CDI in 2022. We emphasize that there are still receivables related to the divestments totaling approximately R$ 1.1 billion.

In this context, in December we announced our investment plan for 2023, which totals R$ 2.2 billion and exceeds the amounts invested in each of the five last years, with half of the amount allocated to expansion projects at Ipiranga, Ultragaz and Ultracargo in addition to the support and security of the operating units.

b.                Capital structure

The Company's subscribed and paid-up capital as of December 31, 2022 was R$ 5,171.8 million, comprising of 1,115,173,080 common shares with no par value In February 2023, 31,211 new common shares were issued as a result of the partial exercise of the subscription warrants for the acquisition of Extrafarma, approved by the extraordinary general shareholders’ meeting of January 31st, 2014. As a result, the Company’s capital stock is now divided into 1,115,204,291 common shares with no par value.

Ultrapar ended 2022 with a total net debt of R$ 6,689.2 million, comprising of a gross debt of R$ 11,750,4 million, leases payable of R$ 1,523.8 million and cash and financial investments of R$ 6,585.0 million, a decrease of R$ 6,573.3 million in relation to the total net debt in 2021.

As of December 31, 2022, Ultrapar's equity was R$ 12,175.0 million, resulting in a total net debt to equity ratio of 55%.

(R$ million)	2022	% of equity
Gross debt	11,750.4	97%
Leases payable	1,523.8	13%
Cash and financial investments	6,585.0	54%
Total net debt	6,689.2	55%

c.                  Capacity to honor our financial obligations

Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash flow generated from operations, and (iii) financing.

In addition to these sources of liquidity there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024) and (ii) of Extrafarma (R$ 365 million, monetarily adjusted by CDI + 0.5% p.a., to be received in two installments, the first in August 2023 and the second in August 2024). These amounts are recorded in the “Trade receivables - sale of subsidiaries” line in the balance sheet of our consolidated financial statements.

We believe that these sources are sufficient to meet our current funding requirements, which include, but are not limited to, working capital, investments, amortization of debt and payment of dividends.

The table below presents a summary of the financial liabilities and leases payable as of December 31, 2022 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed in the balance sheet.

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(R$ million)	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest	3,744.3	2,524.2	2,993.2	4,699.2	13,960.9
Derivative instruments	584.7	725.7	648.2	334,0	2,292.6
Trade payables	7,377.8	-	-	-	7,377.8
Leases payable	343.8	596.6	374.5	1,089.3	2,404,1
Financial liabilities of customers	184.2	354.4	13.0	-	551.6

d.                  Funding sources used for working capital and investments in non-current assets

Ultrapar has resources to meet these cash needs by means of a combination of cash generated by operating activities and cash generated by financing activities, including new financing of debts and refinancing of some of our debts when they become due.

e.                  Funding sources for working capital and investments in non-current assets to be used in the event of liquidity shortfalls

We had no liquidity shortfalls in 2022. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its working capital and investments estimated for 2023. In addition, if necessary, we have access to third party financing resources.

f.                    Indebtedness level and debt profile

For more information on indebtedness levels and the characteristics of the Company's debts, see note 17 to our 2022 consolidated financial statements.

Our gross debt was R$ 16,377.6 million as of December 31, 2021 compared to R$ 11,750.4 million as of December 31, 2022, a decrease of R$ 4,627.3 million between periods. Our short-term debt was equivalent to 29% of our gross debt for the year ended December 31, 2022, compared to 17% for the year ended December 31, 2021.

The table below shows the breakdown of our gross debt as of December 31, 2022.

Loans (R$ million)	Index/ Currency	Has a cross-default clause (1)	Weighted average financial charges in 2022	Amount of principal and interest accounted for
Foreign currency – denominated loans:
Notes in the foreign market	US$	Yes	5.3%	3,973.8
Foreign loan	US$	Yes	4.2%	1,161.8
Foreign loan	EU$	Yes	2.9%	54.5

Brazilian Reais – denominated loans:
Debentures – CRA	DI	Yes	97.5%	660.5
Debentures – 6th issuance	DI	Yes	105.3%	1,800.2
Debentures – CRA	IPCA	Yes	5.1%	3,011.5
Debentures – Ultracargo Logística and Tequimar Vila do Conde	IPCA	Yes	4.1%	482.2
Debentures – Ultracargo Logística	R$	Yes	6.5%	81.5
Total loans				11,226.0
Currency and interest-rate hedging instruments (2)				524,3
Gross debt				11.750,4

(1) For more information on the terms of the cross-default clauses, see Item 2.f.iv. Any restrictions imposed on the issuer, especially related to indebtedness limits and contracting of new debts, distribution of dividends, disposal of assets, issuance of new securities and disposal of controlling equity stake, and whether or not the issuer has been in compliance therewith.

(2) Accumulated losses (see note 32.i to our 2022 consolidated financial statements).

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For more information on the composition, movement and maturity of the Company's debt, see note 17.a to our 2022 consolidated financial statements.

i.                   Relevant loan and financing contracts

Notes in the foreign market

As of December 31, 2022, Ultrapar had R$ 4.0 billion in debt related to the issuance of notes in the foreign market, mark-to-market, all issued by Ultrapar International. For more information about our foreign market notes, see note 17.d to our 2022 consolidated financial statements.

Foreign loans

As of December 31, 2022, Ultrapar had R$ 1.2 billion in debt related to external financing, mark-to-market, issued by Ipiranga, Ultragaz and Iconic. For more information on our foreign loans, see note 17.e to our 2022 consolidated financial statements.

Debentures

On December 31, 2022, Ultrapar had R$ 6.0 billion in debt related to the issuance of debentures, mark-to-market. Of this amount, R$ 3.7 billion, R$ 1.8 billion and R$ 0.6 billion were owed by Ipiranga, Ultrapar and Ultracargo, respectively. For more information on our debenture issuances, see note 17.g to our 2022 consolidated financial statements.

For more information on our debt profile, hedging derivative financial instruments, risks and financial instruments, see notes 17 and 32 to our 2022 consolidated financial statements.

Leases payable

As of December 31, 2022, Ultrapar had R$ 1.5 billion in leases payable. For more information on our leases payable, see note 14.b to our 2022 consolidated financial statements.

ii.                 Other long-term relationships with financial institutions

In addition to the relationships mentioned in items 2.1.f.i. Relevant loan and financing contracts and 2.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions in connection with the ordinary course of the businesses, such as the payroll of its employees, credit and collection, acquisition, payments and currency and interest rate hedging instruments.

iii.                Subordination level of debts

The financings do not have collateral as of December 31, 2022, and have guarantees and promissory notes in the amount of R$ 9,371.3 million as of December 31, 2022.

Ultrapar and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 115.5 million as of December 31, 2022.

iv.                Any restrictions imposed on the issuer, especially related to indebtedness limits and contracting new debts, distribution of dividends, disposal of assets, issuance of new securities and disposal of a controlling equity stake, and whether or not the issuer has been in compliance therewith

As a result of issuing notes in the foreign market, Ultrapar and its subsidiaries are required to perform certain obligations, including:

• Restrictions on sale of all or almost all of the assets of Ultrapar and its subsidiaries Ultrapar International and Ipiranga;

• Restriction of encumbrances on assets exceeding US$ 150.0 million (equivalent to R$ 782.7 million on December 31, 2022) or 15% of the value of consolidated tangible assets.

Ultrapar and its subsidiaries are in compliance with the commitments required by this debt. The restrictions imposed on Ultrapar and its subsidiaries are usual in operations of this nature and have not limited their ability to conduct their business so far.

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All issuances by Ultrapar and its subsidiaries, which make up 100% of its gross debt, have cross-default clauses, as detailed in Item 2.f. It is worth mentioning that only the clause in the financing raised by the subsidiary Iconic Lubrificantes S.A., in the amount of R$ 54.5 million, does not affect other Ultrapar contracts. We also clarify that the cross-default of each of the contracts is subject to the specific terms, conditions, and limits of each contract.

g.                  Limits of use of contracted loans and financing and percentages already used

Not applicable.

h.                  Main changes in each term of the financial statements and cash flow

Main changes in the consolidated statements of income for the year ended December 31, 2022 compared with the year ended December 31, 2021

	Year ending December 31, 2022	% net revenues from services	Year ending December, 2021	% net revenues from services	∆ (%) 2022 vs 2021
Net revenues from sales and services	143,634.7	100%	109,732.8	100%	31%
Costs of products and services sold	(136,276.3)	95%	(104,828.0)	96%	30%
Gross profit	7,358.4	5%	4,904.9	4%	50%
Sales, general and administrative expenses	(3,676.5)	3%	(3,398.2)	3%	8%
Other operating income, net	(514.5)	0%	96.2	0%	N/A
Results from disposal of assets	169.3	0%	184.2	0%	(8%)
Operating income	3,336.8	2%	1,787.0	2%	87%
Financial result	(1,469.2)	1%	(762.7)	1%	93%
Income tax and social contribution	(341.5)	0%	(188.0)	0%	82%
Share of profit (loss) of subsidiaries, joint ventures and associates	12.2	0%	(17.6)	0%	N/A
Net income from continuing operations	1,538.2	1%	818.6	1%	88%
Net income from discontinued operations	301.9	N/A	65.3	N/A	363%
Net income (pro forma view)	1,840.1	N/A	883.9	N/A	108%
Net income attributable to:
Shareholders of Ultrapar	1,800.8	N/A	850.5	N/A	112%
Non-controlling interests in subsidiaries	39.2	N/A	33.4	N/A	17%

Overview of sales volume

	2022	2021	∆ (%) 2022 vs 2021
Ultragaz (000 tons)	1,706	1,714	0%
Ultracargo (m³ sold - 000 m³)	13,589	12,545	8%
Ipiranga (000 m³)	23,070	22,477	3%

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Ultragaz's sales volume in 2022 was practically stable compared to 2021, as a result of the 2% reduction in sales in the bottled segment, due to lower market demand, and the 3% growth in the bulk segment, mainly due to higher sales for commerce, services and industries.

The m³ sold by Ultracargo in 2022 increased by 8% compared to 2021, mainly due to the start-up of operations in Vila do Conde and the greater handling of fuels in Itaqui.

Ipiranga's sales volume in 2022 increased by 3% compared to 2021, with a 3% growth in diesel and 2% growth in the Otto cycle.

Net revenues

(R$ million)	2022	2021	∆(%) 2022 vs 2021
Ultragaz	11,483.4	9,744.7	18%
Ultracargo	867.1	713.1	22%
Ipiranga	131,338.0	99,382.6	32%
Ultrapar¹	143,634.7	109,732.8	31%

¹ Ultragaz, Ultracargo and Ipiranga information is presented on a deconsolidated basis

Ultrapar recorded net revenues from sales and services of R$ 143,634.7 million in 2022, an increase of 31% compared to 2021, reflecting the higher revenues of Ipiranga, Ultragaz and Ultracargo.

Ultragaz's net revenues grew by 18% in 2022, due to the pass throughs of higher LPG costs. At Ultracargo, net revenue grew by 22% in 2022, due to contractual readjustments and higher m³ sold mainly resulting from the capacity expansions (Itaqui and Vila do Conde). Ipiranga's net revenue increased by 32% in 2022, as a result of the pass throughs of higher oil derivatives and ethanol costs, in addition to higher sales volume.

Costs of products and services sold

(R$ million)	2022	2021	∆(%) 2022 vs 2021
Ultragaz	9,446.4	8,626.3	10%
Ultracargo	340.6	285.4	19%
Ipiranga	126,569.5	96,110.4	32%
Ultrapar¹	136,276.3	104,828.0	30%

¹ Ultragaz, Ultracargo and Ipiranga information is presented on a deconsolidated basis

Ultrapar's costs of products and services sold was R$136,276.3 million in 2022, up 30% compared to 2021, due to cost increases at Ipiranga, Ultragaz and Ultracargo.

Ultragaz's costs of products sold increased by 10% in 2022, due to the readjustments of LPG costs by Petrobras, in addition to higher expenses with freight (increase in the price of diesel), personnel (collective bargaining agreement) and inputs (inflation), which were attenuated by the positive effect of R$ 333 million of extraordinary tax credits in 2022. Ultracargo's costs of services provided increased by 19% in 2022, with approximately 63% of the increase referring to costs and depreciation of the Vila do Conde terminal (start-up of operations in December 2021), and the remaining due to increased costs with depreciation, as a result of the capacity expansions in Itaqui and investments made over the two years, in addition to the effects of inflation on personnel and inputs. Ipiranga's costs of products sold increased by 32% in 2022, due to higher costs of oil derivatives and ethanol, due to the increase in international prices in the last two years, and higher sales volume, attenuated by the positive effect of R$ 638 million of extraordinary tax credits in 2022.

Gross profit

Ultrapar registered gross profit of R$ 7,358.4 million in 2022, a 50% increase compared to 2021, due to the increase in gross profit of the three main businesses.

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Sales, general and administrative expenses

(R$ million)	2022	2021	∆ (%) 2022 vs 2021
Ultragaz	833.4	661.2	26%
Ultracargo	146.9	136.3	8%
Ipiranga	2,381.4	2,232.3	7%
Ultrapar	3,676.5	3,398.2	8%

Ultrapar recorded sales, general and administrative expenses of R$ 3,676.5 million in 2022, an increase of 8% compared to 2021, due to the impact of inflation in 2022 and specific effects on each of the businesses.

At Ultragaz, sales, general and administrative expenses increased by 26% in the year, reflecting higher personnel expenses (mainly higher variable compensation, in line with the progression of results, and collective bargaining agreement), freight and higher sales commissions.

Ultracargo's sales, general and administrative expenses increased by 8% in the year, due to higher personnel expenses (mainly higher variable compensation, in line with the progression of results, and collective bargaining agreement), offset by productivity and efficiency gains.

At Ipiranga, sales, general and administrative expenses grew by 7%, as a result of higher personnel expenses (mainly higher variable remuneration, in line with the progression of results, and collective bargaining agreement), freight (increase in diesel prices and higher sales volume) and AmPm's company-operated stores, partially offset by the positive net effect of R$ 69 million related to credits and provisions recorded in 2022 and by the one-off concentration of provisions for contingencies of R$ 88 million in 2021.

Depreciation and amortization

Total depreciation and amortization costs and expenses in 2022 were R$ 1,522.5 million, up 27% compared to 2021, due to investments made over the period and higher amortization of contractual assets at Ipiranga.

Other operating results

The other operating results line registered a negative R$ 514.5 million in 2022, a worsening of R$ 610.7 million compared to 2021, mainly reflecting higher expenses with carbon tax credits and the lower constitution of extemporaneous tax credits at Ipiranga.

Results from disposal of assets

The results from disposal of assets line totaled R$ 169.3 million in 2022, a reduction of R$ 14.9 million compared to 2021, due to the registration of capital gain from the sale of ConectCar in the amount of R$ 76.5 million in 2021, attenuated by the higher result from the sales of real state assets in Ipiranga in 2022.

Operating income

Ultrapar registered an operating income of R$ 3,336.8 million in 2022, 87% higher than 2021, due to the effects described above.

Financial result

Ultrapar reported net financial expenses of R$ 1,469.2 million in 2022, compared to net financial expenses of R$ 762.7 million in 2021, mainly reflecting (i) the higher DI rate, despite the lower average balance and lower cost of the net debt, and (ii) the negative result of R$ 384.3 million of mark-to-market of hedges in 2022 compared to the negative result of R$ 325.5 million in 2021, due to the increase in the interest curves and exchange coupon over the course of the year.

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Net income from continuing operations

Net income from continuing operations totaled R$1,538.2 million in 2022, an increase of 88% compared to 2021, mainly due to higher operating income, despite higher net financial expenses and higher costs and expenses with depreciation and amortization.

Net income from discontinued operations

Net income from discontinued operations was R$ 301.9 million in 2022, an increase of R$ 236.6 compared to 2021, mainly due to the impairment of Extrafarma in 2021, in the amount of R$ 427.5 million, partially offset by the closing of the sales of Oxiteno and Extrafarma throughout the year.

Net income

As a result, Ultrapar's net income was R$ 1,840.1 million in 2022, an increase of 108% compared to 2021.

Main changes in the statements of cash flows for the year ended December 31, 2022 compared with the year ended December 31, 2021

We reported a cash generated by continuing operations of R$ 1,974.1 million in 2022, R$ 370.7 million higher than in 2021, due to higher operating result, partially offset by higher investment in working capital due to higher fuel prices.

In 2022, the cash generated by investing activities from continuing operations was R$ 8,123.3 million, an increase of R$ 7,240.4 million compared to 2021, mainly due to the closing of the divestments of Oxiteno and Extrafarma in April and August 2022, respectively.

In 2022, the cash used in financing activities from continuing operations was R$ 6,731.7 million, R$ 3,929.1 million higher than in 2021, due to the maturity of some debts during 2022 and the increase in the DI rate in the period.

As a result, the balance of cash and cash equivalents totaled R$ 5,621.8 million in 2022.

2.2 - Comments on:

a.Company’s operating results, especially:

i.Description of major components of revenues

In 2022, more than 90% of consolidated net revenues of Ultrapar was generated by Ipiranga and Ultragaz Therefore, the main components of these revenues come from diesel, gasoline, ethanol and LPG sales. See “Item 2.2.c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company’s operating results and financial results”.

ii.Factors that materially affected operating results

See “Item 2.1.h. Main changes in each item of the financial statements – Main changes in the consolidated statements of income”.

b.Relevant changes in revenues attributable to introduction of new products and services and changes in volumes, prices, exchange rates and inflation

See “Item 2.1.h. Main changes in each term of the financial statements and cash flow – Main changes in the consolidated statements of income and “Item 2.2.c. Effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the issuer’s operating results and financial results”.

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c.Relevant effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the issuer’s operating results and financial results

Distribution of liquefied petroleum gas (LPG)

In November 2019, after a change in its pricing policy, Petrobras ended the price differentiation for bottled and bulk segments, and both were converted into a single price.

During 2020, 2021 and 2022, Petrobras' pricing policy followed international commodity prices and, due to greater volatility in international LPG prices, mainly caused by the COVID-19 pandemic and, more recently, by the conflict between Russia and Ukraine, the frequency of the price readjustments increased.

For private suppliers, the LPG price is typically marked on an international commodity reference (such as Mont Belvieu) and subject to commercial terms negotiated between the parties. The table below shows the monthly price adjustments for LPG for the last three years:

% Petrobras LPG prices adjustments
Feb-20	-2.9%
Mar-20	-18.9%
May-20	5.0%
Jun-20	10.6%
Jul-20	5.0%
Aug-/20	10.3%
Oct-20	5.0%
Nov-20	5.0%
Dec-20	5.5%
Jan-21	6.0%
Feb-21	5.0%
Mar-21	5.0%
Apr-21	5.0%
Jun-21	6.0%
Jul-21	6.0%
Oct-21	7.0%
Mar-22	16.2%
Apr-22	-5.6%
Sep-22	-10.4%
Nov-22	-5.3%
Dec-22	-9.7%

Any sharp fluctuation in LPG prices may impact Ultragaz's results if it is unable to pass through the costs or if the sales volume is impacted by higher prices. In addition, LPG bulk sales are correlated to economic growth, and thus, an acceleration or deceleration of the Brazilian GDP growth can affect Ultragaz's total sales volume. According to ANP data, the total sales volume of LPG decreased by 1% in 2022, with a 2% decrease in the bottled segment and a 3% increase in the bulk segment.

Fuel distribution business

In 2021, fuel costs increased significantly in Brazil, mainly due to the global increase in oil prices, due to the gradual recovery in demand after the economic downturn caused by the COVID-19 pandemic, combined with the continued devaluation of the Real.

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In 2022, oil prices showed high volatility, as a result of uncertainties regarding the supply of derivatives, mainly due to the conflict between Russia and Ukraine. During this period, Petrobras maintained its price adjustment policy linked to the international diesel and gasoline markets, and the Brazilian government took measures to reduce fuel costs, such as exemptions from federal taxes and reductions in state taxes.

The graphs below show the changes in the acquisition prices, by distributors, for gasoline and Diesel at Petrobras refineries.

Source: Petrobras (Base 100: December 31, 2019)

The volume of gasoline and ethanol (Otto cycle) sold is mainly influenced by the circulating fleet of light vehicles, which, according to Anfavea data, registered approximately 2.0 million new vehicles licensed in Brazil in 2022. The volume of diesel is correlated to the performance of the Brazilian economy, mainly in the agricultural and consumer goods segments.

The increase in fuel consumption may positively affect the volume sold by Ipiranga and its results. According to ANP data, the fuel distribution market (gasoline, ethanol, and diesel) showed a 3% growth in 2022, with an increase of 4% in the Otto cycle and of 2% in diesel.

Effects of inflation over our operating costs and expenses

Ultrapar’s operating costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2022, 2021 and 2020, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 5.8%, 10.1% and 4.5%, respectively.

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Financial result

Ultrapar's net financial result mainly includes interest income and expenses on financial investments and financing and exchange rate variation. Therefore, the main impacts and risks of exchange and interest rates are described in the sections below.

Exchange rate

Ultrapar's operations, through its subsidiaries, are located in Brazil and, therefore, the reference currency for the risk management of currency is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. Ultrapar considers as its main currency exposures the changes in assets and liabilities in foreign currency. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates the the Company's income and cash flows in Brazilian Reais within the exposure limits of its Policy. Such exchange hedging instruments have amounts, periods and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies, converted to Brazilian Reais on December 31, 2022, are stated below:

(R$ million)	12/31/2022
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	311.0
Foreign trade receivables, net of allowance for expected credit losses	6.1
Other receivables	727.1
Other assets of foreign subsidiaries	280.7
1,324.9
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(5,213.1)
Payables arising from imports	(1,940.0)
(7,153.1)
Foreign currency hedging instruments	5,274.3

Net liability position – total	(553.8)
Net asset (liability) position – effect on the income statement	(553.8)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effects of exchange variation in different scenarios, based on the net liability position of R$ 553.8 million in foreign currency on December 31, 2022:

R$ million	Risk	Base
		Scenario
Effect on the income statement	Brazilian Real depreciation	(26.6)
	Net effect	(26.6)
Effect on the income statement	Brazilian Real appreciation	26.6
	Net effect	26.6

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Interest rate risk

Ultrapar and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar and its subsidiaries are primarily held in transactions linked to the DI, as set forth in note 5 to our 2022 consolidated financial statements. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency funding, as shown in note 17 to our 2022 consolidated financial statements. Ultrapar seeks to maintain most of its financial assets and interest liabilities at floating rates.

The financial assets and liabilities exposed to floating interest rates on December 31, 2022 are shown below:

(R$ million)	Note	12/31/2022
DI
Cash equivalents	5.a	5,204.8
Financial investments	5.b	406.7
Loans and debentures	17	(2,460.7)
Liability position of foreign exchange hedging instruments - DI	32.g	(2,651.6)
Liability position of fixed interest instruments + IPCA - DI	32.g	(3,416.9)
Total net liability position exposed to floating interest		(2,917.7)

Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating interest rates on December 31, 2022, Ultrapar used the market curves of the benchmark indexes (DI, TJLP, LIBOR and SELIC) as the base scenario.

The table below shows the incremental expenses and income that would be recognized in the financial result, if the market curves of floating interest rates at the base date were applied to the average balances of the current year, due to the effect of the floating interest rates.

(R$ million)	Risk	Likely Scenario

Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI(1)	26.4
Interest effect on debt in DI	Increase in DI(1)	(34.9)
Effect on income of short positions in DI of debt hedging instruments	Increase in DI(1)	(102.2)
Incremental expenses		(110.7)

(1)      Base rate used was 12.39% and sensitivity rate of 13.41%

2.3 - Comments on:

a.Changes in accounting practices that have resulted in significant effects on the information included in fields 2.1 and 2.2

There are no IFRS standards, amendments and interpretations issued by the IASB which are effective and that could have significant impact on the financial statements as of December 31, 2021 and 2022 that have not been adopted by Ultrapar.

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b.Modified opinions and emphases of matters present in the auditor's opinion

None.

2.4 -  Comments on material effects that the events below have caused or are expected to cause on the issuer’s financial statements and results:

a.     Introduction or disposal of operating segment

In May and August 2021, the sales agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On April 1st and August 1st, 2022, the sales of Oxiteno and Extrafarma were concluded, respectively, and for this reason the two companies are no longer included in Ultrapar's results as of these dates.

b.    Establishment, acquisition or sale of ownership interest

Signing of an agreement for the acquisition of Stella by Ultragaz

On September 12th, 2022, Ultrapar, through its subsidiary Ultragaz Comercial Ltda., a subsidiary of Ultragaz, signed an agreement for the acquisition of all shares of Stella, whose closing took place on October 1st, 2022. The total value of the company was a minimum amount of R$ 63.0 million, with an initial payment of R$ 7.6 million. The remaining amount of the acquisition will be settled in 2027, subject mainly to performance metrics of the acquired company. Stella was part of UVC’s portfolio (Ultrapar’s Corporate Venture Capital fund) since 2021.

The acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragaz brand and its extensive base of industrial and residential customers.

c.     Unusual events or transaction

Not applicable.

2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form, non-accounting measurements, such as EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) or EBIT (Earnings Before Interest and Taxes), the issuer must:

  Inform the amount of the non-accounting measurements

(R$ million)	2022

Net cash (debt)¹	(6,689.2)

¹ Considers leases payable of R$1,523.8 million

b.   Reconcile the amounts disclosed with the amounts in the audited financial statements

(R$ million)	2022

Cash and cash equivalents	5,621.8
Financial investments and derivative financial instruments – current	520.4
Financial investments and derivative financial instruments – non-current	442.8
Loans, financing, debentures, hedge derivative financial instruments and leases payable – current	(3,585.7)
Loans, financing, debentures, hedge derivative financial instruments and leases payable – non-current	(9,688.4)

Net cash (debt)	(6,689.2)

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c.   Explain the reason why the issuer understands that such measurement is more appropriate for the correct understanding of your financial condition and the results of its operations

Net cash (debt)

The disclosure of information about net cash (debt) aims to present an overview of the debt and financial position of the Company. Net cash (debt) equals cash, financial investments and the asset position of current and non-current hedge derivative financial instruments minus loans, financing, debentures, liability position of hedge derivative financial instruments, and current and non-current leases payable.

Net cash (debt) is not a measure of financial performance or liquidity under the accounting practices adopted in Brazil or IFRS. Ultrapar uses, in the management of its businesses, net cash (debt) as a way to evaluate its financial position. It is believed that this measure works as an important tool to periodically compare the Company's financial position, as well as to base certain management decisions, which is why it is considered important to include it in the Reference Form. However, these non-accounting measures are not indicators of financial performance in accordance with accounting practices, they do not have standardized meanings and methodologies, and they may not be directly comparable with metrics of the same or similar name published by other companies due to different calculation methodologies or items that may be subject to interpretation. Although non-accounting measures are frequently used by market investors and the Management to analyze its financial and operating position, potential investors should not base their investment decision on this information as a substitute for accounting measures or as an indication of future results.

2.6 - Identify and comment on any event after the reporting period of the last financial statements for the closing fiscal year that substantially change them

The authorization for issuance of Ultrapar's consolidated financial statements for the year ended December 31, 2022 was given by the Board of Directors on February 15th, 2023. Below is a list of events that occurred between the two dates.

Financing raised by Ultragaz

On January 19th, 2023, Ultragaz raised foreign financing (without financial covenants) in the amount of JPY 12,564.4 million (equivalent to R$ 500 million at the time of the transaction), with financial charges of 1.3125% p.a. and maturity on March 19th, 2025. Ultragaz contracted hedging instruments for the interest rate in Japanese yen and the exchange variation, changing financial charges to 109.40% of the DI.

Conclusion of the acquisition of NEOgás by Ultragaz

On November 21st, 2022, Ultrapar, through its subsidiary Ultragaz, signed an agreement for the acquisition of all shares of NEOgás. The transaction was approved by CADE and closed on February 1st, 2023. The total value of the company is R$ 165 million, subject to customary working capital and net debt adjustments.

The acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to enable biomethane distribution opportunities. This transaction reinforces Ultragaz's strategy of expanding its offering of energy solutions to its industrial customers, making use of its capillarity, commercial strength and the Ultragaz brand.

STF decision on stare decisis on taxes paid

On February 8th, 2023, the Brazilian Federal Supreme Court ("STF" or the "Court") concluded its judgment on the effects of stare decisis on taxes paid on a continuous basis and declared that a judicial decisions entered in decentralized constitutional control proceedings shall be immediately vacated when a new contrary judgment is entered by the Court in a direct constitutional control proceeding or in a proceeding with general repercussion. The STF’s decision also rejected to apply any modulation on the effects of its judgment and determined that any outstanding taxes shall be payable, provided that the applicable statutes of limitations are duly observed. Ultrapar and its subsidiaries assessed the impacts of said judgment and concluded that no relevant impact on the financial statements or use of proceeds in the relevant period shall result from said decision.

2.7 - Comments on the allocation of the social results, indicating:

a.     Rules on retained earnings

According to Ultrapar's Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 13th, 2022, once the balance sheet and the financial statements for the year have been prepared and after deducting the accumulated losses, the provision for income tax payment and, if applicable, the provision for management's profit sharing, 5% of the net income will be set aside to form the legal reserve until it reaches 20% of the capital stock. The remaining profit will have the following allocation:

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i.	25% for payment of the mandatory dividend to shareholders, deducted by semiannual or interim dividends that may have already been declared;
ii.

by proposal of the management bodies, up to 75% for the constitution of the investment reserve, aimed at protecting the integrity of the Company´s social heritage and strengthen its capital, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one 100% of the capital stock and, once such limit is reached, the General Shareholders’ Meeting shall determine the allocation of the surplus through an increase of the capital stock or in dividends distribution; and

iii.	the balance will be allocated according to the resolution adopted at the General Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

  The allocation of the amounts not only to the legal reserve, but also to the investments statutory reserve in accordance with article 194 of the Brazilian Corporate Law and article 54.b of the Company's Bylaws, will be submitted to the approval of the shareholders at the Annual and Extraordinary General Shareholders' Meeting to be held on April 19th, 2023, in order to preserve the integrity of social heritage and strengthen the Company's capital, allowing new investments.

  i.           Amounts of retained earnings

  As of December 31, 2022, the Company retained R$ 90.0 million as legal reserve and R$ 1.2 billion as statutory reserve for investments. The Company has not retained any amounts as a retained earnings reserve. Additionally, the Company did not have any amounts in tax incentive reserve, contingency reserve, and unrealized profit reserve.

  ii.          Percentages in relation to total reported income

    Legal reserve: 5%
    Statutory reserve: 64%
    Retained earnings reserve: N/A

  b.    Rules on dividend distribution

  Ultrapar declares and pays dividends and/or interest on equity, in accordance with the Brazilian Corporate Law and its Bylaws. The Board of Directors may approve the distribution of dividends and/or interest on equity, calculated based on the Company's annual or semiannual financial statements or financial statements for shorter periods. The amount of any distributions will depend on a number of factors, such as the Company's financial situation, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters that the Board of Directors and shareholders may consider relevant.

  According to the rules mentioned above contained in the Company's Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 13th, 2022, the Company must distribute to the shareholders a minimum mandatory dividend equivalent to 25% of the net income remaining after forming the legal reserve.

  c.     Frequency of dividend distributions

  Within the first four months following the end of each fiscal year, the shareholders meet in an Annual General Shareholders’ Meeting to deliberate, among other matters, on the allocation of net income calculated in the year and the distribution of dividends to the shareholders. In 2022, Ultrapar distributed dividends on March 11th (relative to the second half of 2021) and interest on equity on August 10th, the total amount of which, net of taxes withheld at source, was deducted from the minimum mandatory dividend referring to the year of 2022. Ultrapar also distributed dividends on March 3rd, 2023, in addition to the amount already distributed as interest on equity in 2022.

  Ultrapar usually adopts the practice of semiannual distribution of dividends. In this case, the interim dividend is paid after the presentation of the second quarter financial statements and the remainder is paid after the presentation of the annual financial statements.

  According to the current legislation, dividends not claimed within three years are reverted to the Company.

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  d.    Any restrictions on dividend distribution imposed by legislation or special regulation applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

  The distribution of dividends will be subject to the limits set by the Brazilian Corporate Law, both quantitatively and regarding the frequency of its distribution, and the mandatory dividend will be equivalent to at least 25% of the adjusted net income, under the terms of the Bylaws and the Brazilian Corporate Law.

  The distribution of dividends above the established minimum level depends on cash management parameters, in light of investment opportunities and debt reduction and their respective financial costs.

  e.     If the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval and, if the issuer discloses the policy, the locations on the internet where the document can be found

  The Company does not have a formally approved policy for net income allocation. However, article 54 of its Bylaws approved at the Annual and Extraordinary General Shareholders’ Meeting of April 13th, 2022, establishes that 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

  2.8 – Description of relevant items not shown in the issuer's financial statements, indicating:

  a.                         Assets and liabilities held by the issuer, whether directly or indirectly, which are off-balance sheet items, such as:

  i.   Receivables portfolios written off, over which the entity has not retained nor substantially transferred the risks and rewards of ownership of the asset transferred, indicating the respective liabilities

  Not applicable.

  ii.          Future purchase and sale of products or services contracts

  Not applicable.

  iii.        Unfinished construction contracts

  Not applicable.

  iv.         Other future financing agreements

  Not applicable.

  b.                   Other off-balance sheet arrangements

  Not applicable.

  2.9 - Comments on off-balance sheet items in item 2.8

                            How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

  Not applicable.

  b.                          Nature and purpose of the transaction

  Not applicable.

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  c.                          Nature and amount of obligations assumed by and rights conferred upon the issuer due to the transaction

  Not applicable.

  2.10 - Discussion on the main elements of the issuer’s business plan, specifically exploring the following topics:

  a.                  Investments

  i.           Quantitative and qualitative description of the investments in progress and the estimated investments

  In 2022, Ultrapar's pro forma investments, net of disinvestments and receipts, totaled R$ 1.8 billion, a 2% decrease compared to the amount invested in 2021. Disregarding the investments made in Oxiteno and Extrafarma in both periods, the total invested in 2022 was 12% higher than in 2021, mainly due to higher investments in Ipiranga, partially offset by lower investments in Ultracargo. Of the 2023 investment plan, R$ 1.0 billion refer to investments to expand the businesses.

  Ultragaz invested R$ 355 million in 2022, directed mainly to the acquisition and replacement of bottles, equipment installed at new customers in the bulk segment and maintenance of existing operations.

  At Ultracargo, R$ 230 million were invested in 2022, directed towards projects to gain efficiency, maintenance and operational safety of the terminals and the grant of the Vila do Conde (state of Pará) terminal.

  At Ipiranga, R$ 1,130 million were invested in 2022, aimed at expanding and maintaining Ipiranga's service stations and franchise networks and logistics infrastructure. Of the total invested, R$ 441 million refer to property, plant and equipment and additions to intangible assets and R$ 711 million to assets from contracts with customers (exclusive rights). These amounts were offset by R$ 22 million from the receipt of properties sold on a financed basis, net of releases of financing to customers.

  ii.          Sources of financing investments

  For more details on the investment financing sources, see “Item 2.1.d. Funding sources for working capital and investments in non-current assets” and “Item 2.1.e. Funding sources for working capital and investments in non-current activities to be used in the event of liquidity shortfalls”.

  iii.        Relevant divestments in progress and planned divestments

  There are no relevant divestments in progress or planned.

  b.                  Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

  There are no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity.

  c.                   New products and services

  i.           Description of research in progress already disclosed

  ii.          Total amounts spent by the issuer on research to develop new products or services

  iii.        Disclosed projects under development

  iv.         Total amounts spent by the issuer to develop new products or services

  Ultrapar

  Through UVC Investimentos, the corporate venture capital fund of Ultrapar, the Company invests in innovative companies that are complementary or have disruptive potential in relation to its businesses. Since its creation in 2020, the fund has already made 10 investments. UVC’s prospecting strategy is mainly focused on the verticals of renewable energy, sustainability (decarbonization), mobility and new convenience retail solutions. Some of the investments made on these fronts have taken the form of strategic partnerships, such as the startup Stella, which was invested by UVC in 2021 and acquired by Ultragaz in 2022, in addition to commercial partnerships, such as the partnership with Voltz, an electric motorcycle company, through the sale of electric tricycles for Ultragaz and the installation of electric motorcycle battery exchange stations at Ipiranga’s service stations.

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  Ultragaz

  At Ultragaz, the innovation initiatives seek to get closer to end consumers and strengthen the relationship with customers, through a greater offer of energy solutions, sales by applications, marketplaces and digital transformation actions. On the new LPG solutions front, Ultragaz developed the Shared Laundry concept, in partnership with OMO Lavanderias, offering more practicality and resource savings to condominiums by reducing energy consumption and washing products. Another example of innovation was the launch of Ultragaz Secagem de Grãos that uses temperature and humidity sensors to control the grains drying process, replacing traditional fuels such as firewood and diesel with LPG, generating savings in energy consumption and maintenance time, in addition to emitting less greenhouse gases.

  Ultragaz has developed apps that support the management of products and relationships with partners and customers. The AmigU last mile digital delivery app guarantees that orders are directed to the nearest deliveryman, allowing the customer to follow the route in real time, and has more than 10 thousand downloads with deliverymen connected in more than 900 cities across Brazil. Meu Aplicativo Parceiro (MAP), a self-service tool for the reseller's relationship with Ultragaz, has 6 thousand connected partners, while the Ultragaz application, a relationship tool with the end consumer, already has more than 3 million downloads in more than 600 Brazilian cities. Additionally, attentive to its value chain, Ultragaz entered into a partnership with Voltz to offer 500 electric tricycles to its resellers, reducing greenhouse gas emissions when delivering LPG bottles. This culture of innovation led to an increase of 53 positions from 2021 to 2022 in the Valor Inovação Award, which positioned Ultragaz among the 100 most innovative companies in Brazil.

  Ultracargo

  In 2022, Ultracargo advanced in the development of SOUL (Ultracargo Operations System), an operational management model focused on continuous process improvement, waste reduction, and optimization of the terminal operation model. At the same time, Ultracargo strengthened Conecta, a digital transformation program to improve systems and processes, optimize gains in the supply chain, and improve the service level provided to customers. Both programs enabled reduction of costs, optimization of purchases and improvement on cost management, enhancing Ultracargo's operating efficiency. In Santos (state of São Paulo), for example, there was a 10% reduction in the average time of road transportation; in Itaqui (state of Maranhão), there was an 8% increase in productivity per ton handled per employee; and, in Aratu (state of Bahia), Ultracargo recorded a 7% increase in productivity per ton handled per employee. The Vila do Conde (state of Pará) terminal, whose operations began at the end of 2021, already has Conecta in place, and its productivity has been evolving at levels similar to those of the other terminals.

  Ipiranga

  Ipiranga, in partnership with Voltz, implemented, in 2022, a pilot project of electric motorcycle battery exchange points in more than 20 service stations through Turbo. Bringing even more technology and solutions to the business, Ipiranga created Conecta in 2020, originally as an online data transmission system for service stations and franchises. In 2022, this concept expanded to a platform that delivers benefits to resellers, with integrated products and services, allowing for greater operational efficiency in the day-to-day management of the service station, in addition to reducing costs and increasing revenues. Conecta is a competitive differential for productivity and for generating new opportunities. For the second consecutive year, Turbo earned Ipiranga 1st place in the Retail and Distribution category of the 100 Open Startups 2022 ranking, appearing for the first time in the TOP 20 of the general ranking.

  d.                  Opportunities included in the issuer's business plan related to ESG matters

  Sustainability is intrinsic to the strategic planning of Ultrapar and its businesses.

  Ipiranga should advance on its ESG strategy primarily through its plan to resume growth by focusing on the pillars of efficient logistics, active supply and active trading, pricing intelligence, and reseller network management and engagement. Ipiranga is a major distribution platform for biofuels and the Company sees many opportunities in this industry given that ethanol should increase its presence in the energy matrix in the future.

  Ultragaz's strategy is focused on opportunities for new uses of LPG and growth through energy diversification (in addition to LPG), investing in energy transition, eco-efficient operations and in the value chain. The company has already started this diversification journey by investing in renewable energies, with the acquisitions of Stella and NEOgás.

  The record results presented by Ultracargo in recent years are connected to its strategy of capacity expansion, operational efficiency, safety and productivity gains, and opportunities associated with energy transition. The company is preparing itself and looking for alternatives to expand to inland operations, increasing its share in the biofuels handling, especially ethanol, linked to Brazil's potential to lead the transition to a low-carbon economy.

  2.11 - Comments on other factors that have materially influenced operational performance and that have not been identified or commented on in the other items of this section

  No other relevant factors influenced the Company's performance in 2022.

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Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2022

1. Inform net income for the fiscal year¹	1,800,838

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared
Total amount	559,519
Amount per common share (R$) - Interim dividends²	0.41
Amount per common share (R$) - Complementary dividends	0.10

3. Inform the percentage of distribution of net income for the fiscal year	31%

4. Inform the total amount of dividends and dividends per share based on the net income of previous years
Total amount	-
Amount per common share (R$) - Interim dividends	-

5. Inform, deducting prepaid dividends and interest on equity declared:

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common share	-

b. Form and term of dividend and interest on equity payments
Form of payment	-

Payment term	-

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of declaration of payment of dividends and interest on equity taken into account for identification of shareholders entitled to receive dividends and interest on equity	-

81

6. In the event of dividends or interest on equity declared based on net income with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity already declared	450,004

b. Inform the date of the respective payments	08/10/2022

7. Provide a comparative table indicating the following value per share of each type and class

a. Net income for the fiscal year and for the three previous years³
Amount per common shares (R$) - 12.31.2022	1.65
Amount per common shares (R$) - 12.31.2021	0.78
Amount per common shares (R$) - 12.31.2020	0.82
Amount per common shares (R$) - 12.31.2019	0.34

b. Dividends and interest on equity distributed in the three previous years³

12.31.2021	403,970
Amount per common share (R$) - Interim dividends	0.20
Amount per common share (R$) - Complementary dividends	0.17

12.31.2020	479,748
Amount per common share (R$) - Interim dividends	-
Amount per common share (R$) - Complementary dividends	0.44

12.31.2019	478,851
Amount per common share (R$) - Interim dividends	0.20
Amount per common share (R$) - Complementary dividends	0.24

8. If there is destination of income to the legal reserve

a. Identify the amount allocated to legal reserve	90,042

b. Detail the method for the calculation of the legal reserve	Article 193 - Brazilian Corporate Law: Of the net income for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the share capital. Article 54 - Bylaws: After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

82

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net income for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares	-

10. With respect to the mandatory dividend

a. Describe the method for calculation set forth in the bylaws	Article 54 - Bylaws: After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock. §1 The remaining profit will have the following destination: a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed.

b. Inform if the dividend is being fully paid	Yes

c. Inform the amount eventually retained	-

11. In the event of retained mandatory dividend due to the company’s financial condition

a. Inform the retained amount	-

b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-

c. Justify why dividends were retained	-

83

12. In the event of allocation of net income to the contingency reserve

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-

13. In the event of allocation of net income to the unrealized profit reserve

a. Identify the amount allocated to the unrealized profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

14. In the event of allocation of net income to statutory reserve[4]

a. Describe the statutory clauses which establish the reserve	Article 54 - Bylaws - item b)

b. Identify the amount allocated to the reserve[5]	1,154,691

c. Describe how the amount was calculated	At the proposal of the management bodies, up to 75% of adjusted net income may be used to create an investment reserve, aimed at protecting the integrity of the Company´s assets and strengthen its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the Shareholders’ Meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends.

84

15. In the event of retention of profits under the capital budget

a. Identify the amount retained	-

b. Provide a copy of the capital budget	-

16. In the event of allocation of net income to the tax incentive reserve

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the allocation	-

¹ Net income of Ultrapar's shareholders.

² With income tax withholding at a rate of 15%, net interest will be R$ 0.35060 per share, except for corporate shareholders that are proven to be immune or exempt.

³ Number of shares used for the income per share calculation does not include shares held in treasury of the Company. The values per share consider, for all periods shown, the stock split of common shares at a ratio of one currently existing share to two shares of the same class and type, approved by the Extraordinary General Shareholders' Meeting on April 10, 2019. The amount of stocks used to calculate the value per share considers the issuance of 2,108,542 common shares approved by the Company’s Board of Directors Meeting on February 19, 2020, the issuance of 86,978 common shares approved by the Company’s Board of Directors Meeting on August 12, 2020, the issuance of 70,939 common shares approved by the Company’s Board of Directors Meeting on February 24, 2021, the issuance of 31,032 common shares approved by the Company's Board of Directors Meeting on August 11, 2021, the issuance of 43,925 common shares approved by the Company's Board of Directors Meeting on February 23, 2022, the issuance of 21,472 common shares approved by the Company's Board of Directors Meeting on August 03, 2022 and the issuance of 31,211 common shares approved by the Company's Board of Directors Meeting on February 15, 2023.

[4] Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law.

[5] Includes the realization of the revaluation reserve, net of Income Tax and Social Contribution, in the amount of R$ 179 thousand, gains resulting from the change in participation in investments in the amount of R$ 286 thousand and write-off of prescribed dividends in the amount of R$ 2,948 thousand.

85

  Exhibit V - Information regarding the candidates for members of the Board of Directors and the candidates for the Fiscal Council appointed or supported by the management, pursuant to items 7.3 to 7.6 of the Reference Form and to the New Market Regulation
  7.  Annual General Shareholders’ Meeting (“AGM”) and Management

  7.3.              Information about the candidates for the Board of Directors and the Fiscal Council appointed or supported by the management

  Board of Directors

Name	Date of birth	Profession	CPF or passport number	Gender	Skin color	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Will be elected by the Controller	Consecutive terms	Date of the first term
Ana Paula Vitali Janes Vescovi	04/08/1969	Economist	862.654.587-87	Female	White	Member of the Board of Directors (effective/ independent)	04/19/2023	Up to 2025 AGM	See table below	No	2	2019 AGM
Fabio Venturelli	10/25/1965	Engineer	114.256.038-40	Male	White	Member of the Board of Directors (effective/ independent)	04/19/2023	Up to 2025 AGM	See table below	No	0	N/A
Flávia Buarque de Almeida	08/04/1967	Business executive	149.008.838-59	Female	White	Member of the Board of Directors (effective/ independent)	04/19/2023	Up to 2025 AGM	See table below	No	2	2019 AGM
Francisco de Sá Neto	10/27/1965	Engineer	359.663.195-53	Male	White	Member of the Board of Directors (effective/ independent)	04/19/2023	Up to 2025 AGM	See table below	No	0	N/A
Jorge Marques de Toledo Camargo	04/28/1954	Geologist	114.400.151-04	Male	White	Member of the Board of Directors (effective/ independent)	04/19/2023	Up to 2025 AGM	See table below	No	4	2015 AGM
José Mauricio Pereira Coelho	08/04/1966	Accountant	853.535.907-91	Male	White	Member of the Board of Directors (effective/ independent)	04/19/2023	Up to 2025 AGM	See table below	No	4	2015 AGM
Marcelo Faria De Lima	12/01/1961	Economist	715.269.947-04	Male	White	Member of the Board of Directors (effective/ independent)	04/19/2023	Up to 2025 AGM	See table below	No	0	N/A
Marcos Marinho Lutz	12/30/1969	Engineer	147.274.178-12	Male	White	Member of the Board of Directors (effective)	04/19/2023	Up to 2025 AGM	See table below	No	0	N/A
Peter Paul Lorenço Estermann	07/28/1957	Engineer	279.185.726-53	Male	White	Member of the Board of Directors (effective)	04/19/2023	Up to 2025 AGM	See table below	No	0	N/A

86

  Fiscal Council

Name	Date of birth	Profession	CPF or passport number	Gender	Skin color	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Will be elected by the Controller	Consecutive terms	Date of the first term
Flavio Cesar Maia Luz	07/27/1951	Engineer	636.622.138-34	Male	White	Member of the Fiscal Council (effective)	04/19/2023	Up to 2024 AGM	See table below	No	2	2021 AGM
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Male	White	Member of the Fiscal Council (alternate)	04/19/2023	Up to 2024 AGM	See table below	No	16	2007 AGM
Élcio Arsenio Mattioli	06/23/1970	Accountant	094.477.978-65	Male	White	Member of the Fiscal Council (effective)	04/19/2023	Up to 2024 AGM	See table below	No	0	N/A
Pedro Ozires Predeus	05/04/1944	Accountant	005.474.508-00	Male	White	Member of the Fiscal Council (alternate)	04/19/2023	Up to 2024 AGM	See table below	No	17	2006 AGM
Marcelo Gonçalves Farinha	02/22/1965	Insurance professional	063.750.328-73	Male	White	Member of the Fiscal Council (effective)	04/19/2023	Up to 2024 AGM	See table below	No	0	N/A
Sandra Regina de Oliveira	10/12/1961	Statistic	057.186.378-73	Female	White	Member of the Fiscal Council (alternate)	04/19/2023	Up to 2024 AGM	See table below	No	2	2021 AGM

  At a meeting held on February 15, 2023, of which the minutes are filed on the CVM and the Company's website, the Board of Directors evaluated and confirmed the adherence of each candidate to the Corporate Nomination Policy for Members of the Board of Directors, as well as the classification of each candidate as an independent director, in light of the provisions of the New Market Regulation and the declaration of independence presented by the candidates.

  The Company informs that all members now appointed to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

87

  l. Main professional experiences over the last 5 years

  ❖     Board of Directors (effective members)

  Ana Paula Vitali Janes Vescovi

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Coordinator of the Audit and Risks Committee (2021 – current) Member of the Board of Directors (2019 – current) Member of the Audit and Risks Committee (2019 – current)	Group operating in energy and infrastructure	Yes
Banco Santander S.A.	Chief economist (2019 - current)	Financial institution	No
República Federativa do Brasil	Executive Secretary of the Ministry of Finance (2018) Secretary of the National Treasury (2016 – 2018)	Executive Branch	No
Caixa Econômica Federal	Chairman of the Board of Directors (2017 – 2018)	Financial institution	No
IRB – Instituto Brasileiro de Resseguros	Chairman of the Board of Directors (2016 – 2018)	Reinsurance sector	No

88

  Fabio Venturelli

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
São Martinho S.A.	Chief Executive Officer (2007 – current)	São Martinho economic group, operating in the sugar and ethanol production segment	No
Bioenergética São Martinho S.A.	Chief Executive Officer (2007 – current)		No
Bioenergética Santa Cruz S.A.	Chief Executive Officer (2007 – current)		No
Bioenergética Boa Vista S.A.	Chief Executive Officer (2007 – current)		No
Bioenergética São Martinho Ltda	Chief Executive Officer (2007 – current)		No
São Martinho Logística e Participações S.A.	Chief Executive Officer (2007 – current)		No
São Martinho Inova S.A.	Chief Executive Officer (2007 – current)		No
São Martinho Terras Agrícolas S.A.	Chief Executive Officer (2007 – current)		No
São Martinho Terras Imobiliárias S.A.	Chief Executive Officer (2007 – current)		No
CTC Centro de Tecnologia Canavieira S.A.	Member of the Board of Directors (2015 – current)	Company operating in the development and integration of disruptive technologies in the sugar-based energy industry	No
Braskem S.A.	Member of the Board of Directors (2018 – 2020)	Company operating in the chemical and petrochemical sector	No

89

  Flávia Buarque de Almeida

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Board of Directors (2019 – current) Member of the Strategy Committee (2019 – current)	Group operating in energy and infrastructure	Yes
Península Capital S.A.	Chief Executive Officer and Member of the Board of Directors (2019 – current) Officer (2013 – 2019) Partner (2013 – current)	Company specialized in investments	No
O3 Gestão de Recursos Ltda.	Member of the Board of Directors (2021 – current) Officer (2017 – 2021)	Company specialized in investments	No
Groupe Carrefour S.A.	Member of the Board of Directors (2017 – current)	Company in the retail segment	No
W2W E-Commerce de Vinhos S.A.	Member of the Board of Directors (2016 – current)	Company in the retail segment	No
BRF S.A.	Member of the Board of Directors (2017 – 2022)	Company in the food segment	No
Vitamina Chile S.P.A.	Member of the Board of Directors (2019 – 2022)	Company in the education segment	No
GAEC Educação S.A.	Officer (2014 – 2018)	Company in the education segment	No

  Francisco de Sá Neto

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Votorantim Cimentos	Member of the Board of Directors (2018 – current)	Company operating in building materials and sustainable solutions	No
E2F Participações S.A.	Partner (2018 – current)	Company specialized in investments	No

90

  Jorge Marques de Toledo Camargo

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Audit and Risks Committee (2021 – current) Member of the Strategy Committee (2019 – current) Member of the Board of Directors (2015 – current)	Group operating in energy and infrastructure	Yes
Vast Infraestrutura S.A.	Member of the Board of Directors, Coordinator of the People, Sustainability and Governance Committee (2020 – current)	Company in the infrastructure and logistics sector, specializing in oil handling	No
CEBRI – Centro Brasileiro de Relações Internacionais	Member of the Board of Trustees (2018 – current)	Reference think tank in international relations in Brazil	No
Instituto Brasileiro de Petróleo, Gás e Biocombustíveis – IBP	Member of the Board of Directors (2010 – current) Chief Executive Officer (2015 – 2018)	Non-profit association focused on the development of the oil, natural gas and biofuels sector	No
Prumo Logística S.A.	Member of the Board of Directors and of the Strategy Committee, Coordinator of the People, Integrity and Sustainability Committee (2014 – current)	Company in the infrastructure and logistics sector	No
McKinsey & Comp, Inc. Brasil	Senior advisor (2012 – 2019)	Consultancy	No
Odebrecht S.A.	Member of the Board of Directors (2018 – 2019)	Company operating in the segments of construction, engineering, chemical, petrochemical, energy, among others	No
Nexans Brasil S.A.	Member of the Strategic Advisory Board (2014 – 2018)	Company in the energy sector	No

91

  José Mauricio Pereira Coelho

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Audit and Risks Committee (2019 – current) Member of the Board of Directors (2015 – current)	Group operating in energy and infrastructure	Yes
Vale S.A.	Chairman of the Board of Directors (2019 – 2021) Member of the Board of Directors (2021)	Company in the mining segment	No
ABRAPP – Associação Brasileira das Entidades Fechadas de Previdência Complementar	Chairman of the Decision-Making Council (2018 – 2021)	Representative of closed private pension entities	No
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil	Chief Executive Officer (2018 – 2021)	Management fund	No
IRB – Instituto Brasileiro de Resseguros	Member of the Board of Directors (2017 – 2019)	Reinsurance sector	No
BB Seguridade Participações S.A.	Chief Executive Officer (2017 – 2018) Member of the Board of Directors (2015 – 2018)	Financial institution	No
Confederação Nacional das Empresas de Seguros Gerais	Member of the Board of Directors (2017 – 2018)	Association for representation of companies in the purchase of general insurances	No
Mapfre BB SH2 Participações S.A.	Member of the Board of Directors (2017 – 2018)	Company in the insurance segment	No
BB Mapfre SH1 Participações S.A.	Member of the Board of Directors (2017 – 2018)	Company in the insurance segment	No
Brasilprev Seguros e Previdência S.A.	Member of the Board of Directors (2017 – 2018)	Company in the insurance and social security segment	No

92

  Marcelo Faria de Lima

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Restoque Comércio e Confecções de Roupas, S.A.	Chairman of the Board of Directors (2008 – current)	Company in the retail segment of clothing, accessories, cosmetics, and home furnishings	No
Metalfrio Solutions, S.A.	Chairman of the Board of Directors (2004 – current)	Manufacturer of plug-in commercial refrigeration equipment	No
Klimasan Klima Sanayi ve Ticaret, AS	Chairman of the Board of Directors (2009 – current)	Company in the commercial refrigeration segment	No

  Marcos Marinho Lutz

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Chief Executive Officer (2022 – current) Member of the Board of Directors (2021)	Group operating in energy and infrastructure	Yes
Ultra S.A. Participações	Director (2021 – current)	Holding company that holds 25% of Ultrapar's capital stock	Yes
Votorantim S.A.	Member of the Board of Directors (2020 – current)	Holding company with operations in several segments	No
Corteva Agriscience	Member of the Board of Directors (2019 – current)	Agriscience company fully dedicated to agriculture	No
Federação das Indústrias do Estado de São Paulo - Fiesp	Chairman of the Infrastructure Council (2015 – 2021)	Federation that fosters industrial activity, seeks more competitiveness, and promotes ways to reduce production costs and downsizing of the sector	No
Rumo Logística S.A.	Chairman of the Board of Directors (2020) Member of the Board of Directors (2008 – 2020)	Provision of cargo transportation services by rail and road modality	No
Comgás S.A.	Member of the Board of Directors (2008 – 2020)	Economic group operating in the energy sector, through the generation, distribution and sale of natural gas, distribution of fuels and the production and export of sugar and ethanol	No
Raízen S.A.	Member of the Board of Directors (2013 – 2020)		No
Cosan S.A. - Indústria e Comércio	Chief Executive Officer (2009 – 2020)		No
Moove S.A.	Member of the Board of Directors (2008 – 2020)		No
Monsanto S.A.	Member of the Board of Directors (2014 – 2018)	Agribusiness company	No

93

  Peter Paul Lorenço Estermann

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Pátria Investimentos Ltda.	Partner and Chief of Portfolio Management (2021 – current)	Specialized investment company	No
GPA	Chief Executive Officer (2018 – 2020)	Company in the food retail segment	No
Via Varejo S.A.	Chief Executive Officer (2015 – 2018)	Company in the retail segment	No

  ❖     Fiscal Council (effective members)

  Flavio Cesar Maia Luz

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Chairman of the Fiscal Council (2021 – current) Coordinator of the Audit and Risks Committee (2019 – 2021) Chairman of the Fiscal Council (2005 – 2019)	Group operating in energy and infrastructure	Yes
Livetech Indústria e Comércio S.A.	Member of the Board of Directors and Audit Committee Coordinator (2021 – current)	Technology company for data communication, security, energy and automation infrastructure	No
Omega Geração S.A.	Member of the Audit Committee (2021 – current)	Company in the energy sector	No
CTC – Centro de Tecnologia Canavieira	Member of the Audit Committee (2021 – current)	Company operating in the development and integration of disruptive technologies in the sugar-based energy industry	No
Ser Educacional S.A.	Member of the Board of Directors and Coordinator of the Audit Committee (2010 – current)	Conglomerate of universities and educational institutions dedicated to higher education, postgraduate and technical courses	No
Linx S.A.	Chairman of the Fiscal Council (2018 – 2021)	Company dedicated to the production and management of softwares and payment methods for retail	No
Duratex S.A.	Chairman of the Fiscal Council (2018 – 2019)	Industry producing wood panels and building materials	No
Marcopolo S.A.	Member of the Board of Directors (2016 – 2018)	Industry dedicated to the production of bus bodies, in Brazil and abroad	No
Itaúsa S.A.	Member of the Fiscal Council (2014 – 2020)	Holding company operating in the financial and industrial sector	No
CTEEP S.A.	Member of the Fiscal Council (2012 – 2020)	Company operating in the energy transmission segment	No
Brasanitas Empresa Brasileira de Saneamento Ltda.	Member of the Advisory Board (2012 – current)	Company operating in the facilities services sector	No

94

  Élcio Arsenio Mattioli

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultraprev - Associação de previdência complementar	Member of the Fiscal Council (2017 – current)	Supplementary pension association	No
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Administration and Control Officer (2014 – 2022)	Pharmaceutical retail company	No*

  * As announced to the market on August 1st, 2022, Ultrapar Participações S.A. concluded the sale of Imifarma Produtos Farmacêuticos e Cosméticos S.A. to Pague Menos S.A.

  Marcelo Gonçalves Farinha

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
HMOBI Participações S.A.	Alternate member of the Fiscal Council (2022 – 2023)	Company in the infrastructure sector	No
Brasilcap Capitalização S.A.	Commercial Director (2020 – 2022) Chief Executive Officer (2019 – 2020) Administrative, Financial, Risk and Control Officer (2017 – 2019)	Capitalization company	No

  ❖     Fiscal Council (alternates members)

  Márcio Augustus Ribeiro

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2007 – current)	Group operating in energy and infrastructure	Yes

95

  Pedro Ozires Predeus

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2006 – current)	Group operating in energy and infrastructure	Yes
ABRASCA – Associação Brasileira de Companhias Abertas	Evaluator of the ABRASCA Award for Best Annual Report (2012 – 2022)	Non-profit association for the defense of publicly-traded companies	No
Instituto Brasileiro de Governança Corporativa IBGC	Member (2004 – current)	Activities of member organizations related to education, culture, art and defense of social rights	No
Alma Clínica de Doenças Nervosas S/S Ltda.	Financial administrative Officer (2013 – current)	Family medical clinic	No

  Sandra Regina de Oliveira

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2021 – current)	Group operating in energy and infrastructure	Yes
PETROS – Fundação Petrobras de Seguridade Social	Member of the Risks and Control Committee (2017 – 2019)	Supplementary pension plan for Petrobras employees	No

  m.  Events that occurred during the last 5 years in relation to:
    any criminal conviction
    any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied any final and unappealable conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from carrying out any professional or commercial activity of any kind

  The members of the Board of Directors and of the Fiscal Council presented in this document informed the Company that there was no criminal conviction, conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any other judicial or administrative conviction that has suspended or disqualified them for the professional practice and/or commercial activities.

96

  7.4.         Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not established by the Bylaws

  Flávia Buarque de Almeida and Jorge Marques Toledo de Camargo, effective members of the Company's Board of Directors and candidates for reelection to their positions, currently integrate the Strategy Committee.

  Jorge Marques Toledo de Camargo, José Mauricio Pereira Coelho and Ana Paula Vitali Janes Vescovi, effective members of the Company's Board of Directors and candidates for reelection to their positions, currently integrate the Audit and Risks Committee. Ana Paula Vitali Janes Vescovi is the current Coordinator of the Audit and Risks Committee.

  None of the effective members of the Company's Board of Directors who are also members of the People Committee are candidates for reelection.

  Information about such members is described in item 7.3.

  The other candidates for positions on the Board of Directors or on the Fiscal Council do not hold a position in any other body or committee of the Company or its subsidiaries.

  7.5.         Marital relationship, stable union or kinship up to the second degree between:

    the issuer’s management

  None.

  b.  (i) the issuer’s officers and directors and (ii) the officers and directors of any of the issuer’s subsidiaries, whether direct or indirect

  None.

         c.  (i) The issuer or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the issuer’s direct or indirect controlling shareholders

  Not applicable.

  d.  (i) the issuer’s officers and directors, and (ii) the officers and directors of any of the issuer’s controlling shareholders, whether direct or indirect

  None.

  7.6.         Relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer's management and:

    company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds a stake equal to or greater than 99% (ninety-nine percent) of the share capital

  None.

  b.  direct or indirect controlling shareholders

  None.

  c.  if material, any supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

  None.

97

  Exhibit VI – Information about the management compensation, under the terms of item 8 of the Reference Form

  8 - Management Compensation

  8.1. Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Executive Officers, Fiscal Council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

    Purpose of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for approving it, the date of its approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

  The purpose of Ultrapar’s Corporate Executive Compensation Policy is to establish compensation principles and criteria for the Company’s managers, members of the advisory committees of the Board of Directors and Fiscal Council, ensuring the application of a competitive compensation strategy, aligned with the best market practices and with the interests of Ultrapar’s shareholders and other stakeholders.

  The main elements of such compensation policy and practices adopted by Ultrapar for its management bodies are (i) to align executives’ and shareholders’ interests based on a philosophy of shared risks and rewards and a long-term value generation view; (ii) to cause goals to converge to the Company’s long-term strategy and sustainability; (iii) to foster autonomy with accountability, recognizing distinguished performance and reinforcing meritocracy; and (iv) to be competitive vis-à-vis the relevant market, enabling attraction and retention of the best professionals to manage the Company. In line with these principles, Ultrapar embraces a competitive compensation plan that includes use of financial, operational and value creation metrics to establish variable compensation targets, benefits in line with market practices, and a long-term stock-based incentive program.

  Ultrapar’s Corporate Executive Compensation Policy was approved by the Board of Directors on December 4, 2019, amended on December 2, 2020, and on February 23, 2022, after analysis and revision by the People Committee. The document is available at the Company’s website (ri.ultra.com.br), under the ‘Governance / Bylaws, Codes and Policies’ section, and at the Brazilian Securities and Exchange Commission’s website (www.cvm.gov.br).

  In the event of approval of the proposed changes to the compensation model of the Company's Board of Directors by the shareholders at the Annual and Extraordinary General Shareholders' Meeting to be held on April 19, 2023, Ultrapar's Corporate Executive Compensation Policy must be adequate to reflect such changes.

  b.   Practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and Executive Officers, indicating:

    The issuer’s bodies and committees that take part in the decision-making process, identifying in what way they participate
    Criteria and methodology used to set individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies
    How often and in what manner does the Board of Directors review the suitability of the issuer’s compensation policy

  Ultrapar carries out annual studies and analyses of the management’s compensation under the purview of the People Committee, which also reviews the parameters and the guidelines of the Corporate Executive Compensation Policy and other benefits allocated to the management. After making changes as needed, the Committee prepares compensation proposals for submission to the Board of Directors.

  The Company’s studies aim to ensure the competitiveness of the compensation for the Board of Directors and the Statutory Executive Officers and adopt market surveys as a benchmarking parameter for its practices. To this end, the market selected by one or more specialized external consultants is considered, as defined by the People Committee, including, in this market, peer companies to Ultrapar (considering origin of capital, size, complexity, activity and reputation for compensation practices).

98

  c.   Compensation breakdown, indicating:
    Description of the several elements that make up compensation, including, in relation to each of them, the following:
    Its purposes and alignment with the issuer’s short, medium and long-term interests

  Ultrapar’s compensation policy and practices are intended to provide short and long-term alignment with the interests of shareholders and with the Company’s continuity. Short and long-term variable compensation, which make up a significant portion of total compensation of the Executive Officers, is tied to growth targets for results and economic value-added, in line with shareholders’ interests. Variable compensation also directs their focus to the Strategic Plan as approved by the Board of Directors. Short-term variable compensation is linked to annual growth targets of financial results and priority matters for the Company (through individual targets). To strengthen the commitment to the ESG agenda, since 2022, all executive officers have in their short-term incentives goals related thereto. The stock-based incentive plan turns executives into shareholders of the company, and is a strong element for aligning interests and generating long-term value.

  Board of Directors

    Fixed compensation:
       Fixed fees paid in cash: a fixed monthly amount considering the global compensation approved by the General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position of the board members, attempting to maintain compatible levels with the compensation of board members of Ultrapar’s peer companies. The Chairman and Vice-Chairman earn higher amounts than the other members, due to the higher responsibility inherent to the positions.
       Fixed fees in shares: if the proposed changes to the remuneration model of the Board of Directors at the Shareholders' Meeting to be held on April 19, 2023 are approved, part of the fixed compensation of the members of the board will be converted into shares, in a single grant, at the beginning of the term of office, with a vesting period of 2 years, counting from the date of the beginning of the term of office of the board member, and an additional lockup period of 2 years after the transfer of the shares. Furthermore, the long-term incentive agreements for the grant of these shares shall include the malus clause, which provides for the retention of unvested shares upon verification of certain irregularities that had benefited the executive unlawfully.
      Fees for participation in statutory committees: an additional monthly amount equivalent to 1/3 (one third) of board members’ monthly fees, consisting of the two portions above. Board members acting as committee coordinators shall earn a monthly amount equivalent to 50% of a board member’s fixed fees. If a board member is appointed to more than one committee, the monthly compensation amount shall be limited to 50% of a board member’s fixed fees, regardless of the position held in the Board of Directors. The Chairman of the Board of Directors is not entitled to additional compensation for participation in committees. Fees for participation in statutory committees will not be reflected in the calculation of the number of shares to be granted if the new stock-based incentive plan is approved.
        In addition to the fees, the Company shall bear the respective social security contributions, where applicable.
      Board members who may also be part of the Company’s Executive Board shall only be compensated for the position they hold in the Executive Board.
    Variable compensation: members of the Board of Directors are not eligible for variable compensation.

  Fiscal Council

    Fixed compensation:
    Fixed fees: a monthly amount as approved by the General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position of member of the Fiscal Council, taking market benchmark parameters into account, provided it is not 10% lower than the average monthly salary attributed to the Statutory Executive Officers. The Chairman shall earn higher amounts than the other members, due to the higher responsibility inherent to the position.
        In addition to the fees, the Company shall bear the respective social security contributions, where applicable.
    Variable compensation: members of the Fiscal Council are not eligible for variable compensation.

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  Statutory Executive Officers

    Fixed compensation:
      Salary: a monthly amount paid as compensation for the responsibility and complexity inherent to the position, and for each professional’s individual contribution and experience, attempting to maintain levels compatible with those of peer companies.
      Direct and indirect benefits: the Statutory Executive Officers’ fixed compensation also includes social security contributions, vacation bonus, 13th-month salary, healthcare, group life insurance and medical checkup, among others. The purpose of the direct and indirect benefits is to follow market practices.
    Variable compensation:
      Short-term: its objective is to align the interests of the executives with those of the Company in the pursuit and attainment of annual results. This amount shall be linked to financial and non-financial goals, aligned in any case with the Company’s Strategic Plan as approved by the Board of Directors. Since 2022, executives shall consider at least 1/3 (one third) of the individual goals related to ESG goals.
      Stock-based compensation: Ultrapar has adopted stock-based compensation since 2003 to foster the Company’s expansion and sustainable results and the attainment of its business goals, sharing value creation as well as the risks inherent to the business and the stock market, and promoting the alignment of the interests to generate long-term value among shareholders, managers and employees. An additional benefit of this portion of the compensation is the search for retention of executives and key professionals for the organization. From 2017 up until December, 2020, two types of programs existed. Upon reviewing the Corporate Executive Compensation Policy approved by the Board of Directors in 2020, a third program was created, with the same purpose as the others, however including some changes in general conditions, specifically the discontinuation of the usufruct of restricted shares. The new conditions have been applied for the grants made since 2021. Since 2022, the new long-term incentive agreements include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive officer unlawfully. In 2023, a new Stock-based Incentive Plan, with similar terms and conditions of the plan approved in 2017, was submitted for approval at the Shareholders’ Meeting, which will become the reference for devising new stock-based incentive programs. The approval of a new stock-based incentive plan is necessary since the limit of shares to be granted under the plan currently in force, approved by the Annual and Extraordinary General Meeting of April 19, 2017, has been reached.
       Post-retirement benefit:  to encourage long-term savings, Ultrapar has since 2001 offered a defined contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of his/her salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 and revised in 2018 and 2020 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process.  The amount of the post-retirement benefit arising from this policy consists in potential additional compensation upon severance.

  Strategy Committee

    Fixed compensation:
       Committee membership: the members of the Strategy Committee – a management body currently composed only by board members – are entitled to a monthly amount equivalent to 1/3 (one-third) of a board member’s fees. The board member serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of a board member’s monthly fees.
100

  Audit and Risk Committee

    Fixed compensation:
      Committee membership: the members of the Audit and Risk Committee – a management body currently composed only by board members – are entitled to a monthly amount equivalent to 1/3 (one-third) of a board member’s fees. The board member serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of a board member’s monthly fees.

  People Committee

    Fixed compensation:
     Committee membership: the members of the People Committee – a management body currently composed only by board members – are entitled to a monthly amount equivalent to 1/3 (one-third) of a board member’s fees. The board member serving as Committee Coordinator shall receive a monthly amount equivalent to 50% of a board member’s monthly fees.

  Financial Risk Committee

    Fixed compensation:
     Committee membership: the Financial Risk Committee is composed of the Chief Financial and Investor Relations Officer (“CFO”), the Administration and Control Officer, who is in charge of Treasury, and a minimum of two other officers at Ultrapar or its subsidiaries, to be designated by the CFO. Members of said committee do not earn any additional compensation for membership in this committee.

  Conduct Committee

    Fixed compensation:
      Committee membership: the Conduct Committee is composed of one external member, who acts as Chairman, and of four members of Ultrapar’s management, including the Risk, Integrity and Audit Officer. Committee members, with the exception of the external member, do not earn any additional compensation for membership in this committee. The external member earns monthly compensation based on market practices as compensation for the responsibilities and complexity inherent to the position and for the professional’s individual contributions and experience.
101

•	Component’s share in the total compensation in the past 3 fiscal years

    The following table shows each component’s share of total management compensation in 2022, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed Compensation	Variable Compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	28%	46%	2%	0%	23%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risk Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

    The following table shows each component’s share of total management compensation in 2021, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed Compensation	Variable Compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	30%	29%	3%	10%	28%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risk Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

    The following table shows each component’s share of total management compensation in 2020, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed Compensation	Variable Compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	42%	43%	4%	0%	10%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risk Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risk Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

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      Calculation and adjustment methodology

    Board of Directors

      Fixed compensation: the fixed compensation of members of the Board of Directors is calculated considering the position’s responsibility and complexity, as well as market surveys of companies of a size, complexity and areas of activities similar to Ultrapar. As of 2023, in the event of approval of the proposed changes to the compensation model of the Board of Directors at the Shareholders' Meeting, part of the fixed compensation will be allocated to monthly fees, and part shall be converted into shares, in a single grant, at the beginning of the term of office, with a vesting period tied to the term of office and an additional lockup period after the vesting. The calculation of the number of shares to be granted will consider the average value of the 30 trading sessions that preceded the grant.

    Fiscal Council

      Fixed compensation: the fixed compensation of members of the Fiscal Council is reviewed annually, considering the compensation paid to the Statutory Executive Officers, and market surveys of companies of a size and complexity similar to Ultrapar. Additional details on the elements that make up compensation and their purposes are described in item 8.1.c.i.

    Statutory Executive Officers

    The Statutory Executive Officers’ fixed and short-term variable compensations consider other companies of a size, complexity and areas of activities similar to Ultrapar, applying a methodology to allocate value to positions in line with factors such as required knowledge, problem-solving capability, and potential impact on results. The sum of the fixed and short-term variable components is intended to maintain competitiveness when compared to the already defined reference market, if the agreed targets are 100% reached.

      Fixed compensation: reviewed annually taking market practices into consideration, as identified in salary surveys (considering companies of a size, complexity and areas of activities similar to Ultrapar and its businesses), as well as individual experience and responsibilities evolution.  Benefits are aligned with market practices.
      Short-term variable compensation: based on the profit-sharing concept, this component is planned as a salary multiple that varies according to the executive’s level and market reference. It is contingent on the attainment of the Company’s financial targets and individual targets, all in line with the Strategic Plan as approved by the Board of Directors, representing 70% and 30% of its composition, respectively. Since 2022, executives have at least 1/3 (one third) of the individual non-financial goals related to ESG agenda.
      Stock-based incentive plan: the amount of shares to be granted to executives is set annually by the Board of Directors. The amount granted in 2022 considers the average share price of the 30 trading sessions preceding the granting of shares. Since 2022, the long-term incentive agreements shall include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive officer unlawfully.
      Post-retirement benefit: to encourage long-term savings, Ultrapar has since 2001 offered a defined contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of his/her salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 and revised in 2018 and 2020 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. The amount of the post-retirement benefit arising from this policy consists in potential additional compensation upon severance.

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    People Committee

      Membership compensation: set based on a board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

    Strategy Committee

      Membership compensation: set based on board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

    Audit and Risk Committee

      Membership compensation: set based on board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

    Financial Risk Committee

      Membership compensation: members of the Financial Risk Committee do not earn additional compensation for membership.

    Conduct Committee

      Membership compensation: members of the Conduct Committee, with the exception of the external member, do not earn additional compensation for membership. The external member earns compensation based on market practices, as discussed above.
      Key performance indicators considered, including, if applicable, those related to ESG purposes
          Fixed compensation: the position’s responsibilities and complexity, the professional’s experience and market practices.
          Short-term variable compensation: (i) annually, EBITDA and operating cash flow targets are set for each business and Ultrapar, in line with the Strategic Plan approved by the Board of Directors, and (ii) individual goals, the majority of which are tangible and associated with the business’s operating and commercial performance, people development, and project execution, among other objectives, are similarly in line with the Strategic Plan as approved by the Board of Directors. Since 2022, executives have at least 1/3 (one third) of individual non-financial targets related to ESG agenda.
          Stock-based incentive plan: performance evolution over time and expected contribution to the Company’s value creation. According to the stock-based incentive plan in force since 2017, three programs exist, one tied exclusively to executives’ period of permanence with the Company, and the other two covering two equal portions: one for retention, contingent on continued ties with the Company, and the other contingent on the attainment of financial targets previously set by the Board of Directors. Since 2020, grants were set based on economic value-added (EVA®), in line with the Company’s Strategic Plan. According to the management proposal, the stock-based incentive plan to be approved at the Extraordinary General Shareholders’ Meeting sets forth new programs, that continue the strategy established previously.
          Post-retirement benefit: not tied to performance indicators.

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    ii.  Reasons supporting the composition of the compensation

    The Company’s compensation strategy combines short and long-term elements, and fixed and variable components that are balanced based on the principles of interests’ alignment and competitive compensation. The aim is to retain executives, encourage superior performance, and provide appropriate compensation in line with the responsibilities assigned thereto and the value they create for the Company and its shareholders.

    iii.  The existence of non-compensated members and supporting reasons

    All members of the Company’s Board of Directors, Statutory Executive Officers and advisory committees to the Board of Directors earn compensation. On the Board of Directors, the exception is made to members who also hold an executive position, who shall be compensated exclusively for the position as an Executive Officer. Regarding the Fiscal Council, all effective members are compensated. The alternate members do not receive compensation, as they do not hold the positions or exercise any activity in the Company.

    Except for the Conduct Committee’s external member, the other members of said Committee and all members of the Financial Risk Committee do not earn additional compensation from the Company or its subsidiaries for membership, as it is understood that the compensation received in the original position of each member already includes participation in other management bodies.

    d.   Existence of compensation supported by subsidiaries, or directly or indirectly controlling shareholders

    The entire compensation of the Board of Directors and Fiscal Council is paid by the Company directly.

    For the Statutory Executive Officers, part of the compensation is directly recognized by the Company, and the remaining part is supported by its subsidiaries. For a breakdown of amounts supported by each subsidiary and the nature of such payments see item 8.19.

    e.   Existence of compensation or benefits tied to the occurrence of specific corporate events, such as transfer of the issuer’s controlling equity stake

    The long-term incentive programs granted until 2020 do not provide for compensation or benefit subject to corporate events. As of 2021, the grants approved by the Board of Directors have such compensation or benefit is possible, in conformity with the Corporate Executive Compensation Policy.

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    8.2 - Total compensation of the members of the Board of Directors, Statutory Executive Officers and Fiscal Council

Total compensation estimated for the current fiscal year 2023 – Annual values (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	9.00	5.33	6.00	20.33
Number of compensated members	8.00	5.33	3.00	16.33
Annual fixed compensation	7,413.0	16,751.5	834.0	24,998.5
Salary or fees	5,448.0	12,410.0	834.0	18,692.0
Direct and indirect benefits	0.0	1,500.0	0.0	1,500.0
Participation in committees	1,965.0	0.0	0.0	1,965.0
Others	0.0	2,841.5	0.0	2,841.5
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2023.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2023.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2023.
Variable compensation	0.0	16,230.0	0.0	16,230.0
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	16,230.0	0.0	16,230.0
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,365.1	0.0	1,365.1
Benefits due to the interruption in the exercise of the position	0.0	1,907.0	0.0	1,907.0
Stock-based compensation (including options)	2,232.0	22,864.8	0.0	25,096.8
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.
Total compensation	9,645.0	59,118.4	834.0	69,597.4
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Total compensation recognized for the fiscal year 2022 – Annual values (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	10.00	6.25	6.00	22.25
Number of compensated members	10.00	6.25	3.00	19.25
Annual fixed compensation	10,267.8	15,752.0	796.4	26,816.2
Salary or fees	8,156.8	12,008.4	796.4	20,961.6
Direct and indirect benefits	0.0	1,176.0	0.0	1,176.0
Participation in committees	2,111.1	0.0	0.0	2,111.1
Others	0.0	2,567.6	0.0	2,567.6
Description of other fixed compensation	Does not include social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2023.	Does not include social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2023.	Does not include social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2023.
Variable compensation	0.0	25,756.4	0.0	25,756.4
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	25,756.4	0.0	25,756.4
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,331.7	0.0	1,331.7
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0
Stock-based compensation (including options)	0.0	12,859.5	0.0	12,859.5
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.
Total compensation	10,267.8	55,699.5	796.4	66,763.7

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Total compensation recognized for the fiscal year 2021 – Annual values (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	11.00	6.22	6.00	23.22
Number of compensated members	11.00	6.22	3.00	20.22
Annual fixed compensation	10,680.6	14,684.7	758.0	26,123.4
Salary or fees	8,509.0	11,196.4	758.0	20,463.5
Direct and indirect benefits	0.0	1,086.2	0.0	1,086.2
Participation in committees	2,171.6	0.0	0.0	2,171.6
Others	0.0	2,402.2	0.0	2,402.2
Description of other fixed compensation	Does not include social charges that are the employer's onus. as specified in the Ofício Circular/CVM/SEP/2023.	Does not include social charges that are the employer's onus. as specified in the Ofício Circular/CVM/SEP/2023.	Does not include social charges that are the employer's onus. as specified in the Ofício Circular/CVM/SEP/2023.
Variable compensation	0.0	14,297.4	0.0	14,297.4
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	14.297.4	0.0	14,297.4
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,260.5	0.0	1,260.5
Benefits due to the interruption in the exercise of the position	0.0	4,978.3	0.0	4,978.3
Stock-based compensation (including options)	0.0	14,061.0	0.0	14,061.0
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.
Total compensation	10,680.6	49,282.0	758.0	60,720.7

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Total compensation recognized for the fiscal year 2020 – Annual values (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	10.33	6.75	6.00	23.08
Number of compensated members	10.33	6.75	3.00	20.08
Annual fixed compensation	9,297.0	16,040.3	669.2	26,006.4
Salary or fees	7,177.5	12,230.5	669.2	20,077.2
Direct and indirect benefits	0.0	1,258.9	0.0	1,258.9
Participation in committees	2,119.5	0.0	0.0	2,119.5
Others	0.0	2,550.8	0.0	2,550.8
Description of other fixed compensation	Does not include social charges that are the employer's onus. as specified in the Ofício Circular/CVM/SEP/2023.	Does not include social charges that are the employer's onus. as specified in the Ofício Circular/CVM/SEP/2023.	Does not include social charges that are the employer's onus. as specified in the Ofício Circular/CVM/SEP/2023.
Variable compensation	0.0	16,326.2	0.0	16,326.2
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	16,326.2	0.0	16,326.2
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,598.1	0.0	1,598.1
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0
Stock-based compensation (including options)	0.0	3,892.8	0.0	3,892.8
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2023.
Total compensation	9,297.0	37,857.3	669.2	47,823.5

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    8.3. Variable compensation recognized in the last 3 fiscal years and the estimated compensation for the current fiscal year of the Board of Directors, Fiscal Council and Statutory Executive Officers

	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
(in thousands of Brazilian Reais, except for number of members)

Estimated number of members in 2023	9.00	6.00	5.33	20.33
Estimated number of compensated members in 2023¹	0.00	0.00	5.33	5.33
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	22,884.3	22,884.3
Estimated under the 2023 compensation plan, assuming target attainment	N/A	N/A	16,230.0	16,230.0
Recognized amount in 2023	N/A	N/A	N/A	N/A

    ¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/2023

    ² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers value creation targets, as measured by EVA. The maximum compensation is calculated based on an achievement of 200% of the economic value generation goals and 120% of the individual goals.

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	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
(in thousands of Brazilian Reais, except for number of members)

Number of members in 2022	10.00	6.00	6.25	22.25
Number of compensated members in 2022¹	0.00	0.00	6.25	6.25
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	27,283.5	27,283.5
Estimated under the 2022 compensation plan assuming target attainment	N/A	N/A	19,350.0	19,350.0
Recognized amount in 2022	N/A	N/A	25,756.4	25,756.4

    ¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/2023

    ² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers the EBITDA and Operational Cash Flow goals. The maximum compensation is calculated based on 150% of the economic performance goals and 120% of the individual goals

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	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
(in thousands of Brazilian Reais, except for number of members)

Number of members in 2021	11.00	6.00	6.22	23.22
Number of compensated members in 2021¹	0.00	0.00	6.22	6.22
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	21,580.5	21,580.5
Estimated under the 2021 compensation plan assuming target attainment	N/A	N/A	15,305.4	15,305.4
Recognized amount in 2021	N/A	N/A	14,297.4	14,297.4

    ¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/2023

    ² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers the EBITDA and Operational Cash Flow goals. The maximum compensation is calculated based on 150% of the economic performance goals and 120% of the individual goals

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	Board of Directors	Fiscal Council	Statutory Executive Officers	Total
(in thousands of Brazilian Reais, except for number of members)

Number of members in 2020	10.33	6.00	6.75	23.08
Number of compensated members in 2020¹	0.00	0.00	6.75	6.75
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	N/A	Zero	Zero
Maximum under the compensation plan²	N/A	N/A	23,392.9	23,392.9
Estimated under the 2020 compensation plan assuming target attainment	N/A	N/A	16,554.7	16,554.7
Recognized amount in 2020	N/A	N/A	16,326.2	16,326.2

    ¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/2023

    ² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers the EBITDA and Operational Cash Flow goals. The maximum compensation is calculated based on 150% of the economic performance goals and 120% of the individual goals

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    8.4. – Concerning the stock-based compensation plan for the Board of Directors and Statutory Executive Officers, in force in the previous fiscal year and estimated for the current fiscal year, describe:

      General terms and conditions

    Ultrapar has since 2003 adopted a stock-based incentive plan under which the executive has the usufruct of shares held in treasury, after which the ownership of the shares is transferred, for periods of 5 to 7 years, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Said plan made its latest grants in 2017, and the vesting periods end in 2023.

    At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, Ultrapar’s shareholders approved a new stock-based incentive plan, which establishes the general terms and conditions for granting common shares issued by the Company held in treasury, which may or may not involve granting usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 6 years, to officers or staff of the Company or of its subsidiaries. The information with respect to stock-based compensation included in this compensation plan reflects both plans.

    At the Annual and Extraordinary General Shareholders’ Meeting to be held on April 19, 2023, a new stock-based incentive plan will be submitted for approval by the Ultrapar’s shareholders, which establishes the general terms and conditions for granting common shares issued by the Company held in treasury, which may or may not involve granting usufruct over any portion thereof for subsequent transfer of ownership to board members, officers or staff of the Company or of its subsidiaries.

    In addition, the Board of Directors may create other programs for granting restricted shares, in which it will deliberate, respecting the terms of the plan, on the beneficiaries of the program, number of shares distributed, vesting, the division of the grant into tranches, eventual restrictions on the effective delivery of actions and provisions on penalties.

    The volume of shares and the beneficiary executives are determined by the Board of Directors, based on the People Committee’s recommendation. There is no mandatory annual grant required. It should be noted that the global volume established in the plan approved in 2017 was fully used. In the event of approval of the new stock-based incentive plan mentioned above, the total number of shares to be used shall be subject to the availability of such shares held in treasury and shall be limited to 5% of the capital stock on the date of the plan’s approval on April 19, 2023, which corresponds to 55,760,215 (fifty-five million, seven hundred and sixty thousand, two hundred and fifteen) shares. Annually, 1% of the Company's capital stock on April 19, 2023 may be granted.

    Ultrapar does not have an active stock option plan.

    b.   Date of approval and responsible body

    The stock-based incentive plan currently in force was approved at the Annual and Extraordinary General Shareholders’ Meeting of April 19, 2017. An amendment to this plan is being proposed at the Annual and Extraordinary General Shareholders’ Meeting of 2023. Furthermore, a new stock-based incentive plan will be submitted at the Shareholders’ Meeting on April 19, 2023, for approval by the Company’s shareholders, under the terms of the management’s proposal.

    c.   Maximum number of shares considered

    The limit for the stock-based incentive plan currently in force, which was approved on April 19, 2017, was 1% of the capital stock on the date of approval of the plan, which corresponded to 11,128,102 (eleven million, one hundred and twenty-eight thousand, one hundred and two) shares and was fully used.

    For the new stock-based incentive plan to be approved at the Annual and Extraordinary General Shareholders’ Meeting on April 19, 2023, the total number of shares to be used under the stock-based incentive plan is subject to the availability of such shares held in treasury, and limited to 5% with a limit of use of 1% per year of the capital stock on the date of the plan’s approval, which, corresponded to 55,760,215 (fifty-five million, seven hundred and sixty thousand, two hundred and fifteen) shares. For information on shares already granted to the Company’s statutory executive officers, see Item 8.10.

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    d.   Maximum number of options to be granted

    Not applicable.

    e.   Conditions for acquisition of shares

    Shares are granted to managers in quantities previously set by the Board of Directors, considering the global annual compensation limit approved by the General Shareholders’ Meeting. Considering the two plans approved by the Company’s General Shareholders’ Meeting held in 2003 and 2017, and the new plan proposed at the General Shareholders’ Meeting of 2023, these shares shall remain as treasury shares for a minimum period of 2 years. Securing full ownership over the shares depends on the completion of the period established in each program and the maintenance of the executive’s relationship with the Company or its subsidiaries during the period at hand.

    Furthermore, performance shares may be granted, and their transfer shall be contingent on the attainment of the Company’s financial targets over the duration of the vesting period. These shares are not subject to the grant of usufruct. The financial targets involved are previously set by the Board of Directors; since 2020 the targets have been set based on economic value-added (EVA®).

    It should be noted that, if the new stock-based incentive plan is approved by the Annual and Extraordinary General Shareholders' Meeting on April 19, 2023, the grants made to members of the Board of Directors will not include performance shares and will not be linked to targets of any nature.

    f.     Criteria for setting the acquisition or exercise price

    For more information on the methodologies adopted for the stock-based incentive plan, see item 8.1.c.i.

    g.   Criteria for setting the acquisition or exercise period

    For more information on the stock-based incentive plan, see item 8.4.a.

    h.   Settlement method

    Not applicable.

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    i.     Restrictions to the transfer of shares

    For the case of stock-based incentive programs granted to the Statutory Executive Board, shares granted to executives shall remain as Company’s treasury shares for a period from 3 to 10 years, during which executives may or may not enjoy usufruct rights over the shares. After this period and the transfer of full ownership to the executives, the shares may be freely traded. For information on shares already granted to the Company’s statutory executive officers, see Item 8.10.

    The transfer of granted performance shares shall be contingent on the attainment of the Company’s financial goals over the course of the vesting period. If the targets previously set by the Board of Directors are not met, the performance shares shall not be transferred. Executives may only trade them after the vesting of the shares.

    In the event of approval by shareholders of the new stock-based incentive plan submitted at the Annual and Extraordinary General Shareholders' Meeting to be held at April 19, 2023, shares granted to board members shall have a vesting period of 2 years, beginning with their term of office, and an additional lockup period of 2 years after the transfer of the shares.

    Since 2022, the long-term incentive agreements include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive officer unlawfully. Also, the long-term incentive agreements involving board members, for the granting of these shares, must also contain the aforementioned clause.

    j.     Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

    Under the new stock-based incentive plan to be approved at the Annual and Extraordinary General Shareholders’ Meeting on April 19, 2023, beneficiaries may be granted, as a result of the stock-based incentive plan, common shares representing a maximum of 5% of the Company’s capital stock on the date of approval of the stock-based incentive plan by the Annual and Extraordinary General Shareholders’ Meeting, which corresponds to 55,760,215 (fifty-five million, seven hundred and sixty thousand, two hundred and fifteen) common shares. The limit for the stock-based incentive plan currently in force, approved on April 19, 2017, is 1% of the capital stock on the date of approval of the plan, which corresponded to 11,128,102 (eleven million, one hundred and twenty-eight thousand, one hundred and two) shares, and is currently fully used. This amount may be adjusted for any stock dividends, splits or reverse splits.

    k.   Effects of the withdrawal of a manager from the issuer’s bodies on their rights under the stock-based compensation plan

    Transfer of full ownership over the shares is contingent on the non-interruption of relationship between the beneficiary and the Company or its subsidiaries for the duration of the period set forth in each agreement.

    In the event of severance due to retirement, full ownership over restricted shares which have not yet been transferred, but which usufruct, if applicable, may have been established, shall be transferred to the executive, at a percentage proportional to the vesting period run until severance. The same proportional concept shall be applied to the performance shares granted to Statutory Executive Officers, as long as the financial target has been attained. According to the policy review conducted in 2020 and effective from 2021, the same rule shall apply to terminations without cause and to resignations from the position on the Board of Directors.

    In the event of severance of the executive or dismissal of the board member due to reasons of an ethical nature, he/she will not be entitled to any shares.

    In the event of permanent disability or death of the beneficiary, all restricted and performance shares granted shall be transferred, to the executive or his/her respective estate.

    For awards approved in 2021 onwards, in the event of corporate dissolution or reorganization resulting in a change in controlling equity stakes of the Company or the subsidiary to which the executive is related, vesting will be anticipated and ownership over all restricted and performance shares shall be transferred based on the achievement of the target of the referred executive.

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    8.5. - Stock-based compensation in the form of stock options recognized in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

    Not applicable, Ultrapar has no outstanding stock options.

    8.6. - Grant of stock options in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

    Not applicable, Ultrapar has no outstanding stock options.

    8.7. - Outstanding stock options for the board of directors and statutory executive officers at the end of the last fiscal year:

    Not applicable, Ultrapar has no outstanding stock options.

    8.8. - Options exercised in connection with the stock-based compensation of the board of directors and statutory executive officers in the last 3 fiscal years:

    Not applicable, Ultrapar has no outstanding stock options.

    8.9. - Stock-based compensation, in the form of shares to be directly transferred to the beneficiaries, recognized in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

Statutory Executive Officers	2023	2022	2021	2020
Total number of members	5.33	6.25	6.22	6.75
Number of compensated members	5.00	6.00	6.00	6.00
Potential dilution if all shares are granted to beneficiaries	N/A	0.363%	0.094%	0.107%

Board of Directors	2023	2022	2021	2020
Total number of members	9.00	N/A	N/A	N/A
Number of compensated members	8.00	N/A	N/A	N/A
Potential dilution if all shares are granted to beneficiaries	N/A	N/A	N/A	N/A

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    8.10. - Grant of shares in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

    At the Annual and Extraordinary General Shareholders’ Meeting to be held on April 19, 2023, a new stock-based incentive plan was submitted for approval by the Ultrapar’s shareholders, which establishes the general terms and conditions for granting common shares issued by the Company and held in treasury which may or may not involve the grant of usufruct over any portion thereof for subsequent transfer of ownership for minimum periods of 2 years, to board members, officers or staff of the Company or of its subsidiaries. The approval of a new stock-based incentive plan is necessary since the limit of shares to be granted under the plan currently in force, approved by the Annual and Extraordinary General Meeting of April 19, 2017, has been reached.

    Said plan did not include grants to members of the Board of Directors and could or could not involve granting usufruct over any portion thereof for subsequent transfer of ownership, with periods of 3 to 10 years to officers or employees of the Company or its subsidiaries.

    As of 2023, should the aforementioned proposal for the new stock-based incentive plan be approved, the members of the Company’s Board of Directors shall be eligible for the stock-based incentive plan.

    Furthermore, Ultrapar has no active stock option plan.

    The tables below summarize information on shares awarded and transferred to Statutory Executive Officers in the last three fiscal years, as well as estimated transfers during the current fiscal year:

2020	Shares granted
Management Body	Statutory Executive Officers
Total number of members	6.75
Number of compensated members	6	3
Grant date	04/01/2020	09/16/2020
Number of shares granted	185,808 1 2	700,000
Maximum term for granting the shares	Apr/23	Sep/26
	Apr/24
	Apr/25
Term for restriction on the transfer of shares	-	-
Fair value of shares on the grant date	12.53	23.03
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	2,328.2	16,121.0

2021	Shares granted
Management Body	Statutory Executive Officers
Total number of members	6.22
Number of compensated members	6	2
Grant date	04/07/2021	09/22/2021
Number of shares granted	248,492 1 2	400,000
Maximum term for granting the shares	Apr/24	Sep/27
Term for restriction on the transfer of shares	-	-
Fair value of shares on the grant date	21.00	14.17
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	5,218.3	5,668.0

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2022	Shares granted
Management Body	Statutory Executive Officers
Total number of members	6.25
Number of compensated members	5	4	1
Grant date	04/06/2022	09/21/2022	12/07/2022
Number of shares granted	259,886 1 2	1,800,000	1,500,000
Maximum term for granting the shares	Apr/25	Sep/32	Dec/32
Term for restriction on the transfer of shares	-	Sep/32	Dec/32
Fair value of shares on the grant date	14.16	12.98	13.47
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	3,680.0	23,364.0	20,205.0

2023	Shares to be awarded
Management Body	Statutory Executive Officers	Board of Directors
Total number of members	5.33	9.00
Number of compensated members	5.00	8.00
Grant date	Apr/23	Apr/23
Number of shares granted	557,652 1 2	335,690
Maximum term for granting the shares	Apr/26	Apr/25
Term for restriction on the transfer of shares	-	Apr/27
Fair value of shares on the grant date	N/A	N/A
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	N/A	N/A

    ¹ The same number of shares may be transferred to the Statutory Executive Officers as performance shares, with transfer contingent on the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

    2 The number of performance shares that may be awarded to the Statutory Executive Officers may vary between 0% to 150% of the restricted shares, the transfer being contingent upon the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

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    8.11. - Shares transferred in connection with the stock-based compensation of the board of directors and statutory executive officers in the last 3 fiscal years:

2022	Board of Directors	Fiscal Council	Statutory Executive Officers	Total

Number of members	10.00	6.00	6.25	22.25
Number of compensated members¹	0.00	0.00	4.00	4.00
Number of shares	N/A	N/A	412,535	412,535
Weighted average acquisition price	N/A	N/A	29.48	29.48
Weighted average market price of the shares acquired	N/A	N/A	14.51	14.51
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in thousands of Reais)	N/A	N/A	6,175.6	6,175.6

2021	Board of Directors	Fiscal Council	Statutory Executive Officers	Total

Number of members	11.00	6.00	6.22	23.22
Number of compensated members¹	0.00	0.00	4.00	4.00
Number of shares	N/A	N/A	137,924	137,924
Weighted average acquisition price	N/A	N/A	28.17	28.17
Weighted average market price of the shares acquired	N/A	N/A	17.61	17.61
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in thousands of Reais)	N/A	N/A	1,456.5	1,456.7

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2020	Board of Directors	Fiscal Council	Statutory Executive Officers	Total

Number of members	10.33	6.00	6.75	23.08
Number of compensated members¹	0.00	0.00	4.00	4.00
Number of shares	N/A	N/A	94,528	94,528
Weighted average acquisition price	N/A	N/A	25.99	25.99
Weighted average market price of the shares acquired	N/A	N/A	21.21	21.21
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in thousands of Reais)	N/A	N/A	451.8	451.8

    8.12. - Summary description of the information required for understanding the data disclosed in items 8.5 to 8.11, and explanation of the method of pricing the shares and options, indicating at least:

           pricing model
           data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, estimated volatility, option term, estimated dividends and risk-free interest rate method used and assumptions to incorporate the estimated effects of early exercise form of determination of estimated volatility
           if any other characteristic of the option has been incorporated into the measurement of its fair value

    As previously reported, Ultrapar does not have an active stock option plan. However, for a better understanding of the applicable items, we inform that the price assigned to the granted shares corresponds to the market price of the Company’s shares at the time of the grant. This price may be adjusted ex-post, as the case may be, to reflect any extraordinary corporate events that change the number of shares held by each shareholder, such as stock splits, stock dividends and reverse splits.

    Information related to the fiscal year of 2023 that can only be obtained in the future, such as the fair value of shares for grants on dates subsequent to the filing of the Reference Form, were indicated as non-applicable.

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    8.13. Number of shares, quotas and other securities convertible into shares or quotas issued in Brazil or abroad by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, held by members of the Board of Directors, Statutory Executive Officers or members of the Fiscal Council, broken down by corporate body:

    The table below shows the number of shares directly or indirectly held by the current members of the Board of Directors, the Fiscal Council and the Statutory Executive Officers as of December 31, 2022.

	Total number of shares	%
Board of Directors	5,253,276	0.47%
Direct ownership interest	383,700	0.03%
Indirect ownership interest	4,869,576	0.44%
Fiscal Council	10,000	0.00%
Direct ownership interest	10,000	0.00%
Indirect ownership interest	-	0.00%
Statutory Executive Officers	19,886,514	1.78%
Direct ownership interest¹	6,897,814	0.62%
Indirect ownership interest	12,988,700	1.16%
Total	25,149,790	2.26%
Shares representing the capital	1,115,173,080	100.0%
¹ Includes shares over which usufruct rights have been granted to Statutory Executive Officers

    The table does not contemplate changes in Ultrapar’s ownership interest or management body composition since December 31, 2022. The current members of the Board of Directors, the Fiscal Council and the Statutory Executive Board do not hold equity interests in subsidiaries or companies under common control.

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    8.14. - Pension plans in force granted to the members of the Board of Directors and Statutory Executive Officers:

Management Body	Board of Directors	Statutory Executive Officers
Total number of members	10	6.25
Number of compensated members [1]	0	6.25
Name of the plan	N/A	ULTRAPREV – Associação de Previdência Complementar Set Contribution Plan
Number of managers meeting retirement requirements [2]	N/A	1
Conditions for early retirement	N/A	- 55 years of age
		- Minimum 5 years’ employment with the sponsor
		- Minimum 5 years’ plan membership
		- Termination of employment relationship with the sponsor
Adjusted amount of accumulated contributions to the pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the managers³ (in thousands of Brazilian Reais)	N/A	10,978.2
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to contributions made directly by managers (in thousands of Brazilian Reais)	N/A	1,331.7
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

    ¹ Only considers members under the retirement plan, as specified in CVM/SEP’s Ofício Circular of 2023

    [2] Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement

    [3] Total amount of contributions made by the sponsor since affiliation with the plan, plus return

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    8.15 – Maximum, minimum and average compensation of the Board of Directors, Statutory Executive Officers and Fiscal Council

    Annual values (in thousands of Brazilian Reais, except for number of members)

	Statutory Executive Officers			Board of Directors			Fiscal Council
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Total number of members	6.25	6.22	6.75	10.00	11.00	10.33	6.00	6.00	6.00
Number of compensated members	6.25	6.22	6.75	10.00	11.00	10.33	3.00	3.00	3.00
Highest individual compensation	17,700.5	16,115.8	14,103.9	2,100.0	2,014.2	1,800.0	336.5	244.8	251.9
Lowest individual compensation	6,317.4	4,153.4	4,111.3	630.0	799.2	720.0	230.0	218.6	208.6
Average individual compensation	8,911.9	7,920.3	5,608.5	1,026.8	971.0	899.7	265.5	252.7	223.1

    Notes

Statutory Executive Officers
12/31/2022	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2020	The lowest compensation does not include members who did not remain in the position for 12 months.

Board of Directors
12/31/2022	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2020	The lowest compensation does not include members who did not remain in the position for 12 months.

Fiscal Council
12/31/2022	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2020	The lowest compensation does not include members who did not remain in the position for 12 months.

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    8.16. - Describe agreements, insurance policies or other instruments that provide for management compensation or indemnification mechanisms in the event of removal from position or retirement, indicating what are the financial consequences for the issuer

    In addition to contributions to the FGTS system, Ultrapar implemented in 2010 a planned retirement policy that has been replaced by the end-of-career policy reviewed by the People Committee on April 20, 2018 and amended on August 10, 2020. Its purpose is to prepare executives for severance and structure succession plans within the organization. Application of the policy is discretionary and the amount of the resulting post-retirement benefits consists in potential additional compensation upon termination at the company’s initiative equivalent to 0.5 to 1.0 monthly salary per year of employment with the company, up to a ceiling of 9 monthly salaries. The condition precedent is a minimum of 5 years’ engagement with the company and meeting the requirements for retirement via the INSS or Ultra Group’s supplementary pension scheme.

    The company has in place liability policies for directors and officers (D&O) to indemnify the members of the Board of Directors, Fiscal Council, officers and executives of Ultrapar and its subsidiaries (“Insured Parties”) up to an upper limit of US$ 4.3 million.

    The insurance policy covers indemnity for damages to third parties or to the Company arising from action or omission associated with the Insured Parties’ job performance, including any claims filed against them, even if the action, omission or claim arises from willful misconduct. Since 2018, the D&O policy has also provided for reimbursement to Insured Parties of fines and penalties in civil and administrative proceeding bargains, except where in connection with willful misconduct of the Insured Parties.

    8.17. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the percentage of the overall compensation payable to each body recognized in the issuer’s results related to members of the Board of Directors or the Fiscal Council, or Statutory Executive Officers who are related parties of the controlling shareholders, whether direct or indirect, according to accounting rules on the subject

    Ultra S.A. is currently the main individual shareholder of the company, with approximately 25% of the shares issued by Ultrapar. Prior to Ultrapar’s migration to the New Market corporate governance segment, in 2011, Ultra S.A. was the Company’s controlling shareholder and, as such, executed the agreement for B3’s New Market Listing on August 16, 2011, for the purposes of compliance with the New Market rules then in force.

    The compensation of members of the Board of Directors, only members of the management who were related parties with Ultra S.A., as percentage of the total compensation paid to these the bodies in question was 35% in 2020 and 48% in 2021. In 2022, the compensation of members of the Board of Directors was 35% and of the Statutory Executive Officers was 32%. The estimate for 2023 is 6% for the Board of Directors and 31% for the Statutory Executive Officers.

    8.18. Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the amounts recognized in the issuer’s results as compensation of members of the Board of Directors and Fiscal Council or Statutory Executive Officers, grouped by corporate body, for any reason other than the respective positions held by such members, such as commissions and consulting or advisory services provided

    Members of the Board of Directors, the Fiscal Council and Statutory Executive Officers earned no compensation other than that associated with the positions held in the Company or its subsidiaries.

    It should be noted that, if any Statutory Executive Officer of the Company also holds a position on the Board of Directors, he/she will be remunerated exclusively for his position as an Executive Officer.

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    8.19. Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the amounts recognized in the results of the issuer’s direct or indirect controlling shareholders, companies under common control and subsidiaries of the issuer, as compensation to the members of the Board of Directors and Fiscal Council or Statutory Executive Officers, grouped by corporate body, specifying how these amounts were allocated to such individuals

    The entire compensation of the Board of Directors and Fiscal Council is paid by the Company directly.

    For the Statutory Executive Officers, part of the compensation is directly recognized by the Company, and the remaining part is supported by its subsidiaries. The table below lists the amounts recognized in the issuer's and its subsidiaries' results.

Statutory Executive Officers - 2020
(In thousands of Brazilian Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Imifarma Prod. Farm. Cosméticos S.A.	Total
Annual fixed compensation	6,592.4	1,486.1	2,739.6	888.4	1,261.2	1,816.2	1,256.3	16,040.3
Salary / fee	5,229.7	1,034.0	2,325.0	697.5	811.1	1,320.0	813.3	12,230.5
Direct and indirect benefits	301.6	230.5	64.6	0.0	228.1	239.6	194.6	1,258.9
Others	1,061.1	221.7	350.0	191.0	222.1	256.7	248.3	2,550.8
Variable compensation	7,218.6	1,577.0	1,949.5	1,237.8	1,439.5	1,936.0	967.7	16,326.2
Profit sharing	7,218.6	1,577.0	1,949.5	1,237.8	1,439.5	1,936.0	967.7	16,326.2
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-employment benefits	677.9	159.0	296.1	0.0	212.0	161.1	92.0	1,598.1
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	407.7	889.1	1,192.7	0.0	483.4	376.8	543.1	3,892.8
Total compensation	14,896.6	4,111.3	6,177.8	2,126.3	3,396.1	4,290.2	2,859.1	37,857.3

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Statutory Executive Officers - 2021
(In thousands of Brazilian Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Total
Annual fixed compensation	7,067.8	1,557.4	2,392.2	882.1	1,119.8	1,665.5	14,684.7
Salary / fee	5,386.7	1,176.7	1,780.8	738.5	858.8	1,255.0	11,196.4
Direct and indirect benefits	492.8	134.6	230.9	0.0	94.1	133.8	1,086.2
Others	1,188.3	246.1	380.5	143.6	167.0	276.7	2,402.2
Variable compensation	7,205.0	1,365.0	2,130.6	971.8	1,130.1	1,495.0	14,297.4
Profit sharing	7,205.0	1,365.0	2,130.6	971.8	1,130.1	1,495.0	14,297.4
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-employment benefits	617.1	118.6	212.1	0.0	168.8	143.9	1,260.5
Benefits due to the interruption in the exercise of the position	4,978.3	0.0	0.0	0.0	0.0	0.0	4,978.3
Stock-based compensation	9,124.5	1,112.5	1,787.8	0.0	725.0	1,311.2	14,061.0
Total compensation	28,992.8	4,153.4	6,522.7	1,853.9	3,143.7	4,615.5	49,282.0

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Statutory Executive Officers - 2022
(In thousands of Brazilian Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Total

Annual fixed compensation	9,593.1	1,869.7	2,034.0	183.4	228.1	1,843.6	15,752.0
Salary / fee	7,333.3	1,404.5	1,560.0	143.6	167.0	1,400.0	12,008.4
Direct and indirect benefits	753.1	159.2	115.1	3.9	19.4	125.3	1,176.0
Others	1,506.7	306.0	358.9	35.9	41.7	318.3	2,567.6
Variable compensation	18,506.4	2,267.0	2,349.7	200.0	232.6	2,200.6	25,756.4
Profit sharing	18,506.4	2,267.0	2,349.7	200.0	232.6	2,200.6	25,756.4
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-employment benefits	785.4	157.5	186.1	0.0	42.0	160.8	1,331.7
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	6,010.0	2,190.5	1,747.6	0.0	716.7	2,194.7	12,859.5
Total compensation	34,894.9	6,484.6	6,317.4	383.4	1,219.5	6,399.7	55,699.5

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Statutory Executive Officers - 2023
(In thousands of Brazilian Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Ultracargo Logística S.A.	Total
Annual fixed compensation	9,492.4	2,357.1	2,712.2	2,189.7	16,751.5
Salary / fee	6,890.0	1,760.0	2,100.0	1,660.0	12,410.0
Direct and indirect benefits	975.0	210.0	150.0	165.0	1,500.0
Others	1,627.4	387.1	462.2	364.7	2,841.5
Variable compensation	10,120.0	1,950.0	2,340.0	1,820.0	16,230.0
Profit sharing	10,120.0	1,950.0	2,340.0	1,820.0	16,230.0
Others	0.0	0.0	0.0	0.0	0.0
Post-employment benefits	757.9	193.6	231.0	182.6	1,365.1
Benefits due to the interruption in the exercise of the position	1,907.0	0.0	0.0	0.0	1,907.0
Stock-based compensation	13,477.4	3,120.1	3,115.0	3,152.4	22,864.8
Total compensation	35,754.7	7,620.8	8,398.2	7,344.7	59,118.4

    8.20. - Other information deemed relevant by the issuer

    The Company has no other information that it deems relevant to report.

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    Exhibit VII - Proposal of a new stock-based incentive plan, pursuant to Annex B of
    CVM Resolution 81/22

1. Provide a copy of the proposed plan
See Exhibit VIII of the Management Proposal.

2. Inform the main characteristics of the proposed plan, indicating:
                     Potential beneficiaries

    The Stock-based Incentive Plan (“Plan”) shall be offered to the executive officers (statutory or designated), including members of the Company's Board of Directors, and employees in charge of leadership positions of the Company or companies directly or indirectly controlled by it (“Participants”), according to the provisions set forth in each Program. The Board of Directors or the People Committee, designated to support the management of the Plan (“Committee”), as the case may be, shall indicate, through the stock-based incentive programs (“Programs”), those Participants entitled to the usufruct on the shares issued by the Company and to the grant of shares issued by the Company.

    Upon the launch of each Program, the Board of Directors or the Committee, as the case may be, shall establish the terms and conditions for the transfer of Restricted Shares (as defined below) in the agreement to be entered into between the Company or one of its subsidiaries and each Participant (“Agreement”), always in accordance with the Plan and the respective Program.

    In the case of members of the Board of Directors, the grants shall be mandatorily bound to the compensation approved by the shareholders, in the Annual General Shareholders’ Meeting.

    b.                 Maximum number of options to be granted

    Not applicable, considering that stock options shall not be granted in connection with the Plan.

    c.                 Maximum number of shares included in the plan

    The Participants may receive, in connection with the Plan, common shares representing, at most, 5% of the Company's capital stock on the date of the approval of the Plan, corresponding, as of the date hereof, to 55,760,215 (fifty-five million, seven hundred and sixty thousand, two hundred and fifteen) common shares. A maximum of 1% of this limit may be used annually.

    The remaining balances of other plans in force on the date of approval of the Plan shall not be considered within the limit mentioned above.

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      d.                 Acquisition conditions

      According to the Plan’s rules, the Board of Directors or the Committee, as the case may be, shall create, at its discretion in terms of frequency, the Programs, in which it shall be determined, amongst other conditions: (a) the term of each Program; (b) the beneficiaries of each Program; (c) the number of shares subject to the Program subject to usufruct (“Restricted Shares”), cycle, vesting period, terms and conditions for the maintenance of the usufruct and transfer of the ownership of the shares, however the case may be; (d) cycle, vesting period, terms and conditions for the transfer of the shares not subject to usufruct (“Performance Shares”), however the case may be; (e) how the shares will be transferred, which may be in batches, subject to different vesting periods, however the case may be, including, but not limited to, lockup rules; (f) eventual restrictions to the trading of the shares after the transfer of the ownership to the Participant, including, but not limited to, lockup rules; (g) the rules for the removal of the Participants; (h) possible financial settlement of the obligation to transfer the ownership of the shares, however the case may be, in accordance with the provisions set forth in the Agreement; and (i) any other conditions, criteria and specific rules, always in accordance with the general rules provided for in this Plan.

      In addition, according to the Plan, the Board of Directors or the Committee shall create, at least, three different Programs based on the following guidelines:

      (i)Partners Program: (a) implementation of the usufruct related to the equity rights of the total shares subject to Partner Program on behalf of the Participants; (b) vesting period for the transfer of the ownership of the shares subject to usufruct; and (c) price and payment method for the Participants;

      (ii)LTI Program: (a) Company's performance goal triggering the transfer of ownership of 50% of the shares subject to LTI Program; (b) vesting period for the transfer of the shares subject to the Program; (c) lack of burden for the Participants; and (d) possible financial settlement of the obligation to transfer the ownership of the shares subject to Program, at the Company's exclusive discretion;

      (iii)Directors Program: (a) vesting period for the transfer of the shares subject to the Program; (b) lockup of the shares after the termination of the statutory bond with Ultrapar for the shares already transferred; and (c) price and payment method for the Participants.

      e.                 Detailed criteria to determine the exercise price

      The purpose of the Plan, amongst others, is to grant common shares issued by the Company, held in treasury by the Company or its subsidiaries, which may or may not include the usufruct of the common shares for subsequent transfer of the ownership of the shares to the Participants, according to the terms and conditions set forth in the Plan, for the period indicated in the Program, over which the Participant shall comply with the charges, terms and conditions set forth in the Plan, the Program and the respective Agreement. In addition, subject to the compliance with the terms and conditions set forth in the Plan, the Programs and the respective Agreement, the ownership of the shares shall be transferred to the Participant, under the terms and conditions set forth in the respective Program and/or Agreement.

      Accordingly, it does not refer to a call option of shares, as provided for in article 168, § 3, of the Brazilian Corporate Law, but to a stock-based incentive offered to the Participants.

      Notwithstanding, the usufruct and transfer of the ownership of the shares in usufruct under the Plan may be carried out freely or be subject to a cost, according to the respective Program, provided that, in any event, the reference value per share subject to the Plan shall correspond to the price of the common shares issued by the Company at B3 S.A. (“B3”), in the trading session immediately prior to the date of signing of the respective Agreement, in which case 1/3 (one-third) of the reference value shall refer to the usufruct and 2/3 (two-thirds)of the reference value shall refer to the transfer of the ownership of the shares.

      The delivery of the shares that are not subject to usufruct, however the case may be, may be carried out freely or be subject to a cost, according to the respective Program, provided that, in these cases, the reference value per share, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at B3, in the trading session immediately prior to the date of signing of the respective Agreement.

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        f.                   Criteria to determine the exercise period

        The shares under the Plan shall be transferred to the beneficiaries according to the periods set forth in the respective Program and/or Agreement, provided that all conditions set forth in the Plan, the Programs and the Agreements are complied with, including with respect to reaching goals, as applicable.

        The Participants shall be entitled to the shares, amongst other conditions, if he/she keeps a link to the Company until the termination of the respective applicable vesting periods, in compliance with the specific rules set forth in each Agreement, in the event of dismissal (with or without cause), removal of the position, termination of the term of office, waiver, voluntary resignation, retirement or death. Notwithstanding other conditions that may be established in each Program, the Participant shall (i) remain in the management or as an employee of the Company for the respective periods established in the respective Program; and (ii) not establish, be dedicated to, be linked to or otherwise act, as administrator or shareholder holding significant interest (directly and/or indirectly) in competitors, or even potential competitors, of the Company.

        If the Participant becomes a member of the Company's Board of Directors, no longer holding any other executive position, he/she will maintain the right to receive ownership of the Shares under the Plan, maintaining the conditions and other requirements set forth in the applicable Program(s) and in each Agreement entered into with the Participant.

        g.                 Settlement of options method

        As referred to in item “e” above, the purpose of the Plan is, amongst others, to grant common shares issued by the Company, held in treasury by the Company or its subsidiaries, which may, or may not, imply the grant of usufruct of common shares for the subsequent transfer of the ownership of the shares to the Participants, according to the terms and conditions set forth in the Plan. The usufruct, transfer of the ownership of the shares and delivery of the shares may be performed freely or subject to a cost, according to the respective Program, always in accordance with the reference values described in item “e”.

        The Programs may also provide for the possibility that the Company may, at its discretion, as an alternative to the transfer of the shares, pay in cash the amount equivalent to the shares to which the beneficiary would be entitled.

        h.                 Criteria and events which, when verified, will cause the suspension, alteration or extinction of the plan

        The Plan may be terminated, modified or have accelerated vesting periods, at any time, as determined by the Board of Directors or the Committee, it being understood that the termination of the Plan shall not impact the shares granted and not vested, under the terms of the Programs in effect.

        The Plan also sets forth that, in the event of dissolution, transformation, incorporation, merger, spinoff or reorganization of the Company, in which the Company is not the remaining company or, as the remaining company, no longer trades its shares in the stock exchange, the Agreements related to the Programs in effect, at the discretion of the Board of Directors or the Committee, as the case may be, may be transferred to the succeeding company, have accelerated vesting periods for the transfer or be maintained and settled in cash.

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3. Justify the proposed plan, explaining:
                         Main objectives of the plan

        The main objective of the Plan is to establish the general terms and conditions for the Company and its subsidiaries to grant common shares issued by the Company and held in treasury, which may be subject or not to the grant of usufruct of common shares issued by it and held in treasury for the subsequent transfer of the ownership of the shares, subject to the terms and conditions set forth in the Plan, to the executive officers, including the members of the Board of Directors, or employees of the Company or companies directly or indirectly controlled by the Company in order to:

        (i)Stimulate the Company’s expansion and sustainable results, as well as the achievement of its business goals, promoting the alignment of interests among shareholders, executive officers and employees to create long-term value; and

        (ii)Strengthen the Company’s ability to effectively attract, retain and motivate its highly qualified executives and employees.

        b.                 How the plan contributes to these objectives

        As mentioned above, the Plan stimulates the Company's expansion and sustainable results and the achievement of its business goals, by sharing the creation of value, as well as the business risks, and aligning the long-term interests among shareholders, executive officers and employees, in addition to strengthening the Company’s ability to effectively attract, retain and motivate highly qualified executives and employees.

        The usufruct with the possible transfer of the ownership of the shares, as well as the grant of shares, however the case may be, in the context of the Plan, stimulates the beneficiaries to become the Company's shareholders, at the end of the respective vesting periods for the transfer of the ownership of the shares held in treasury, in order to attract, retain and motivate the Participants over time. In addition, the Programs may establish goals related to the performance of the Company as a condition for the transfer of the shares (Performance Shares), stimulating, therefore, the Participants to perform their activities according to the Company's best interests, generating value to the Company and its shareholders. The Directors Program shall not have performance shares.

        c.                 How the plan is inserted in the compensation policy of the company

        The Plan is one of the components of the compensation package.

        This variable compensation portion, aligned with the market practices to offer attractive packages, allows the Company to attract, retain and motivate the commitment of the Participants with the Company's expansion and generation of sustainable results, aligned with the medium and long-term interests.

        In the case of the Directors Program, the portion in shares is fixed, granted at the beginning of the term, and is not linked to any type of individual or Company performance goal.

        d.                 How the plan aligns the interests of the beneficiaries and the company in the short, medium and long-term

        The stock Plan is structured to align the Participants' interests in different timeframes. The usufruct of the shares, when applicable, provides for the receipt of dividends by the Participants, which recalls the Participants' commitment in the short-term to generate value and sustainable results to the Company. The respective vesting periods defined in the Programs, over which the ownership of the shares is not transferred to the Participant, such shares being transferred over time, also applicable to the granting of the shares, benefit the retention of the Participants over these periods. The terms and conditions established for each Program also contribute to the alignment of interests between the Participants and the Company. The transfer of the ownership of the shares in batches, when applicable, allows the Participant to become the Company's shareholder, progressively increasing the respective interest and the gain according to the time in the Company, and to the work performed to generate value and satisfactory results for the Company.

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4. Estimate Company's expenses as a result of the plan, according to accounting rules on the subject

        The Company's expenses arising from the Plan correspond to the fair value of the shares multiplied by the amount granted at the time of grant.

        The fair value of shares is equivalent to their closing price on the B3 trading session immediately prior to the grant date and is accounted for in accordance with the provisions of Technical Pronouncement CPC 10 – Stock-Based Payment.

        The maximum number of shares to be granted at the time of grant must respect the maximum limit of shares representing 5% of the Company's capital stock on this date, corresponding to 55,760,215 (fifty-five million, seven hundred and sixty thousand, two hundred and fifteen) common shares. Annually, the Plan establishes a maximum concession limit of up to 1% of the Company's capital stock. In the specific case of the Board of Directors, as per the proposal presented herein, the beneficiary directors will be granted annually with shares issued by the Company. The amount is equivalent to 40% of the compensation of each member of the Board of Directors, subject to the overall compensation limit approved in General Shareholders' Meeting.

        Thus, the calculation of the Plan's expenses depends on factors not yet known, such as the fair value of the Company's shares in the trading session immediately prior to the grant date and the number of shares to be effectively granted.

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        Exhibit VIII - Proposal of a new stock-based incentive plan
ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ No. 33.256.439/0001-39 NIRE 35.300.109.724

        STOCK-BASED INCENTIVE PLAN

          PURPOSES OF THE STOCK-BASED INCENTIVE PLAN

        1.1.The Stock-based Incentive Plan of Ultrapar Participações S.A. (“Ultrapar” or “Company”), in accordance with applicable legislation and regulation (“Plan”), was implemented in order to establish the general terms and conditions to enable the Company or its subsidiaries to grant common shares issued by the Company and held in treasury, which may imply or not the grant of usufruct of these common shares for subsequent transfer of the ownership of the shares, according to the terms and conditions set forth in this Plan (“Shares Subject to the Plan”, the shares subject to usufruct are included in this definition), to the Executive Officers or employees of the Company or companies directly or indirectly controlled by the Company (included in the definition of Company for purposes of the Plan), aiming at:

        (iii)    Stimulating the Company’s expansion and sustainable results and the attainment of its corporate goals, promoting the alignment of interests among shareholders, executive officers, and employees to create long-term value; and

        (iv)       Strengthening the ability to effectively attract, retain and motivate highly qualified executives and employees.

        1.1.1. Except if otherwise set forth or indicated in this Plan, the terms “grant” and “transfer” shall be understood as references both to the grant and transfer of the shares themselves, and the transfer of the ownership of the shares subject to usufruct. Similarly, for purposes of clarification, the expression “transfer of ownership” refers both to transfer of shares itself, and to transfer of the ownership of the shares subject to usufruct.

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        2.  ELIGIBLE PARTICIPANTS

        2.1.  The Plan is offered to the Executive Officers (statutory or designated), including members of the Board of Directors, and employees in charge of leadership positions in the Company, according to the provisions set forth in each Program, as set forth in item 4.1 below (“Participants”).

        2.2. No provision set forth in this Plan shall confer to any of its Participants the right to remain in their position until the termination of the respective term of office nor ensure the Participant’s reelection for his/her respective position.

        2.3. Participants shall be subject to the restrictive rules related to the use of the inside information applicable to publicly-traded companies in general and those established by the Company.

        3.  MANAGEMENT OF THE PLAN

        3.1.  This Plan shall be managed by Ultrapar’s Board of Directors, which shall be supported by the People Committee in the management of the Plan (“Committee”).

        3.2.  The Board of Directors or the Committee, as the case may be, shall have autonomy and broad powers to, according to the terms of the Plan and, in the case of the Committee, based on the guidelines established by the Board of Directors, organize and manage the Plan, including the adoption of necessary and proper measures for interpreting, detailing and applying the Plan.

        3.2.1.  Notwithstanding the provisions set forth in the caput, no resolution undertaken by the Board of Directors or the Committee may, except for the adjustments permitted by the Plan and eventual adjustments made as a result of the amendments to the applicable legislation: (i) increase the total limit of the Shares Subject to the Plan referred to in item 8.1 below; and/or (ii) change the rights or obligations related to the stock-based payments set forth in this Plan, which could jeopardize the Participant, without prior approval.

        3.3.  The Board of Directors or the Committee may, at any time, as set forth in item 3.2.1 above: (i) change or terminate the Plan; (ii) accelerate any vesting periods in the context of the Plan; (iii) define the regulation applicable to matters not covered herein; and (iv) analyze extraordinary events.

        4.  TERMS AND CONDITIONS TO THE GRANT OF SHARES, USUFRUCT AND TRANSFER OF OWNERSHIP

        4.1.    The Board of Directors or the Committee, as the case may be, shall create, at its discretion in terms of frequency, Incentive Programs for the Shares Subject to the Plan (“Programs”), in which it shall be determined, amongst other conditions: (a) the term of each Program; (b) amongst the Participants, those that shall benefit from each Program; (c) the number of shares subject to the Program that are subject to usufruct (“Restricted Shares”), cycle, vesting period, terms and conditions for the maintenance of the usufruct and transfer of the ownership of the shares; (d) cycle, vesting period, terms and conditions for the transfer of the shares not subject to usufruct (“Performance Shares”), however the case may be; (e) the type of transfer of the shares, which may be in batches, subject to different vesting periods, however the case may be; (f) eventual restrictions to the trading of the shares after the transfer of the ownership to the Participant, including, but not limited to, lockup rules; (g) the rules for removal of the Participants; (h) possible financial settlement of the obligation to transfer the ownership of the shares, however the case may be, at the Company’s exclusive discretion, and in accordance with the provisions set forth in the Agreement (as defined below); and (i) any other conditions, criteria and specific rules, always in accordance with the general rules provided for in this Plan.

        4.1.1.  Notwithstanding the provisions set forth in item 4.1 above, the Board of Directors or the Committee, as the case may be, may approve the adjustments to the Programs and/or Agreements entered into with the Participants resident in other jurisdictions, in order to adjust them to the rules and recommendations applicable to other jurisdictions, provided that it is in compliance with the (i) purposes established in the Plan and Programs, as the case may be; (ii) global limit referred to in item 8.1 below; and (iii) reference values defined in this Plan, under the terms of Clause 7 below.

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        4.2.     The Board of Directors or the Committee shall create, at least, three different Programs based on the following guidelines:

        (iv)Partners Program, for which the Board of Directors or Committee shall appoint the executive officers (statutory or designated employees) as Participants and shall define the following conditions, in addition to those set forth in this Plan: (a) implementation of usufruct related to the equity rights on the total shares subject to Partner Program on behalf of the Participants; (b) vesting period for the transfer of the ownership of the shares subject to usufruct; and (c) price and payment method for the Participants;

        (v)LTI Program, for which the Board of Directors or the Committee shall appoint the executive officers, designated executive officers and managers as Participants and shall define the following conditions, in addition to those set forth in this Plan: (a) Company’s performance goal to which the transfer of ownership of 50% of the shares subject to LTI Program will be bound; (b) vesting period for the transfer of the shares subject to the Program LTI; (c) lack of burden for the Participants; and (d) possible financial settlement of the obligation to transfer the ownership of the Shares Subject to LTI Program, at the Company’s exclusive discretion.

        (vi)Directors Program, applicable to members of the Board of Directors who do not have executive roles in the Company and will be mandatorily bound to the compensation approved by the shareholders, in the Annual General Shareholders’ Meeting. Such program shall set forth the following conditions, in addition to others provided for in this Plan: (a) vesting period for the transfer of the shares subject to the Directors Program; (b) lockup of the shares after the termination of the statutory bond with Ultrapar for the shares already transferred; and (c) price and payment method for the Participants.

        4.3.Notwithstanding the provision set forth in item 4.2 above, the Board of Directors or the Committee, as the case may be, may create other Programs according to the limits and parameters set forth in this Plan.

        4.4.The Board of Directors or the Committee, as the case may be, and always in accordance with the global limit referred to in item 8.1 below and, as applicable, the limits approved by general shareholders' meetings, may add new Participants in the Programs in progress, determining the number of Shares Subject to the Plan to which the Participant shall be entitled.

        4.5.After the launch of each Program, the Board of Directors or the Committee, as the case may be, shall define the terms and conditions for the usufruct of the Shares Subject to the Plan and for the transfer of the ownership of the Shares Subject to the Plan in the agreement to be entered into between the Company or its subsidiaries and each Participant (“Agreement”), always in accordance with the provisions set forth in this Plan and the respective Program.

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        4.6.The transfer of the Shares Subject to the Plan, subject or not to the usufruct, shall solely be performed upon compliance with the conditions and terms set forth in this Plan and/or respective Programs and Agreements, so that the usufruct and the grant to the right to receive the shares do not represent a guarantee of the transfer of the ownership of the Shares Subject to the Plan.

        4.7.The Board of Directors or the Committee, as the case may be, may define, in each Program, that the Participants shall be entitled to the payment of the amount equivalent to the dividends and interest on equity related to the shares not subject to usufruct on behalf of the Participant through the date of the transfer of such shares to the Participants, in cash or shares, in the form established in the respective Program and Agreement.

        4.8.No Share Subject to the Plan shall be transferred to the Participant, unless all legal, regulatory and contractual conditions have been fully complied.

        4.9.No provision of the Plan, of any Program or Agreement shall grant the right to remain as an executive officer or employee of the Company and it shall not interfere, in any way, with the Company’s rights to terminate an executive officer's term of office or an employee's labor agreement.

        5.  USUFRUCT

        5.1.    Under the terms and conditions set forth in the Programs and respective Agreements, it shall be defined the usufruct of the equity rights related to the common shares issued by the Company, held in treasury by the Company or its subsidiaries, which ownership shall be retained by the assignor of the Shares Subject to the Plan subject to usufruct to the Participants, for the period defined in the Program, over which the Participant shall comply with the charges, terms and conditions set forth in this Plan, the Program and the respective Agreement.

        5.2.   In the case described herein, the Participant shall receive in usufruct the equity rights (including the right to dividends) of the Shares Subject to the Plan subject to usufruct, for the period set forth in the respective Agreement.

        5.3.   Without prejudice to other conditions that may be established by the Board of Directors or Committee, as the case may be, in each Program, by virtue of the usufruct of the shares, and under the penalty of the termination of the usufruct, followed by the consolidation of the ownership of the respective shares by the assignor, the Participant shall (i) remain in the management or as employee of the Company for the respective usufruct periods established in the Program; and (ii) not establish, be dedicated to, be linked to or otherwise act, as executive officer or shareholder, holding significant interest (directly and/or indirectly) in competitors, even as potential competitors of the Company.

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        6.  SHARE TRANSFER

        6.1.  In order to be entitled to the ownership of the Shares Subject to the Plan, in any case, the Participant shall (i) remain in the management or as employee of the Company for the applicable vesting period; and (ii) not establish, be dedicated to, be linked to or otherwise act, as executive officer or shareholder, holding significant interest (directly and/or indirectly) in competitors, even as potential competitors of the Company.

        6.1.1. If the Participant becomes a member of the Company's Board of Directors, no longer holding any other executive position, he/she will maintain the right to receive ownership of the Shares under the Plan, maintaining the conditions and other requirements set forth in the applicable Program(s) and in each Agreement entered into with the Participant.

        6.2.  Subject to the continuity of the employment and/or statutory relationship, as the case may be, of the Participant with the Company until the termination of the applicable vesting period, upon payment of the charges set forth in this Plan, and in accordance with the rules established in each Program and Agreement, the ownership of the Shares Subject to the Plan shall be transferred to the Participant, under the terms and conditions set forth in the respective Program and/or Agreement, upon provision of the proper records.

        6.2.1.  The Company’s Executive Board shall undertake all necessary measures to transfer the Shares Subject to the Plan under this Agreement.

        7.  REFERENCE VALUE

        7.1.  The usufruct and transfer of the ownership of the shares in usufruct may be carried out freely or be subject to a cost, according to the respective Program, provided that, in any event, the reference value per share subject to usufruct, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at B3 S.A.  (“B3”), in the trading session immediately prior to the signing of the Agreement, in which case 1/3 (one third) of the reference value shall refer to the usufruct and 2/3 (two thirds) of the reference value shall refer to the transfer of the ownership of the shares.

        7.2.  The delivery of the shares that are not subject to usufruct, however the case may be, may be carried out freely or be subject to a cost, according to the respective Program, provided that, in these cases, the reference value per share, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at B3, in the trading session immediately prior to the signing of the Agreement.

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        8.  GLOBAL VOLUME OF THE PLAN

        8.1. The Participants may receive, in connection with the Plan, common shares representing, at most, 5% of the shares representing the Company’s capital stock on the date of approval of this Plan (“Global Volume”).  A maximum of 1% of this limit may be used annually. The Global Volume shall solely be adjusted under the terms of item 10 of this Plan.

        8.1.1. For the purposes of this Plan, the common shares held in treasury by the Company or its subsidiaries shall be used   or, at the discretion of the Board of Directors or the Committee, as the case may be, the securities linked to the   common shares issued by the Company (included in the definition of the Shares Subject to the Plan, for the           purposes of this Plan), according to the rules issued by the Securities and Exchange Commission – CVM.

        8.1.2. In the event the number of shares in treasury is not sufficient to cover the Plan, the Board of Directors may, at the   Company’s discretion, approve the programs for the repurchase of the common shares issued by the Company   to comply with the Plan, according to the terms and conditions set forth in applicable legislation and regulation.

        9.  TERMINATION, RETIREMENT, DISABILITY AND DEATH OF THE PARTICIPANT

        9.1.  The Board of Directors or the Committee, as the case may be, shall establish, in each Program, the rules applicable to cases of termination of Participants from the Company, due to the end of the labor contract, end of term of office, dismissal or resignation from the position, as well as in the events of retirement, permanent disability or death of Participants, considering also the applicable vesting periods.

        10.  ADJUSTMENTS IN THE NUMBER OF SHARES

        10.1. If the number of existing shares of the Company is increased or decreased as a result of stock dividends, splits or   reverse splits, the number of shares subject to the Programs and Agreements that have not yet been transferred to   Participants shall be adjusted accordingly.

        10.1.1.  Adjustments pursuant to the conditions in item 10.1 above shall be made by the Board of Directors or by the           Committee, as the case may be, and such decision shall be definitive and obligatory.  No fractional shares shall     be sold or issued because of any of these adjustments.

        11.  DURATION OF THE PLAN

        11.1. The Plan shall become effective upon the approval by the Company’s Shareholders’ Meeting and shall have                indeterminate duration.

        11.2. The end of the Plan shall not affect the efficacy of outstanding grants of Shares Subject to the Plan that will be     delivered to Participants in the respective periods and conditions established under the terms of the Programs in           effect.

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        12.  MISCELLANEOUS

        12.1. Corporate Reorganization. In the event of the dissolution, transformation, merger, spin-off or reorganization of the Company, in which the Company is not the company that remains or, in being the company that remains, ceases to have its shares admitted for trading on a stock exchange, the Agreements of the Programs in effect, at the discretion of the Board of Directors or of the Committee, as the case may be, may:  (i) be transferred to the successor company; (ii) have their vesting periods accelerated; or (iii) be maintained and settled in cash.

        12.2. Adherence. In signing an Agreement, each Participant expressly, irrevocably and irreversibly accepts all the terms of the Plan and the Programs and undertakes to comply in full.

        12.3. Specific Performance.  The Plan, the Programs and the Agreements contain obligations that are assumed on an irrevocable basis, and are valid as documents on the basis of which enforcement can be commenced under the terms of the law of civil procedure, binding the contracting parties and their successors under any title and at any time.  The parties establish that such obligations entail specific performance, in the form of the Brazilian Code of Civil Procedure.

        12.4. Assignment. The rights and obligations stemming from the Plan, the Programs and the Agreements are personal and non-transferrable and may not be assigned or transferred, in whole or in part, by any of the parties, nor given in guarantee of obligations, without the prior written consent of the other party, except if expressly provided for in this Plan.

        12.5. Novation. It is expressly agreed that neither any abstention by any of the parties from exercising any right, power, recourse or faculty assured by law, the Plan, the Programs or Agreements, nor any tolerance of delay in the fulfillment of any obligations by any of the parties, shall constitute novation, nor impede the other party from, at its sole discretion, exercising at any time these rights, powers, recourses or faculties, which are in addition to and do not preclude those provided by law.

        12.6. Forum. The forum of the judicial district of the City of São Paulo, State of São Paulo is elected to the exclusion of any other, howsoever privileged it may be, to settle any disputes as may arise in relation to the Plan, the Programs and/or the Agreements.

        12.7. Matters Not Covered Herein. Any matters not covered herein, doubts or disagreements as may arise on the part of the Company and/or the Participants in relation to the Plan, Programs and/or Agreements shall be regulated by the Board of Directors or the Committee. Any payment on a claim established through the Plan is subject to all the terms and conditions established herein, which shall prevail in the event of any inconsistency in respect of the provisions of any Agreement or document mentioned herein.

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        Exhibit IX – Proposal of an amendment to the stock-based incentive plan approved at the Company's Annual and Extraordinary General Shareholders' Meeting held on April 19th, 2017, pursuant to Annex B of CVM Resolution 81/22

1. Provide a copy of the proposed plan
See Exhibit X of the Management Proposal.

2. Inform the main characteristics of the proposed plan, indicating:
                         Potential beneficiaries

        The Stock-based Incentive Plan (“Plan”) shall be offered to the executive officers (statutory or designated, except members of the Company's Board of Directors), or employees in charge of leadership positions of the Company or companies directly or indirectly controlled by it (“Participants”), according to the provisions set forth in each Program. The Board of Directors or the People Committee, designated to support the management of the Plan (“Committee”), as the case may be, shall indicate, through the stock-based incentive programs (“Programs”), those Participants entitled to the usufruct on the shares issued by the Company and to the grant of shares issued by the Company.

        Upon the launch of each Program, the Board of Directors or the Committee, as the case may be, shall establish the terms and conditions for the transfer of Restricted Shares (as defined below) in the agreement to be entered into between the Company or one of its subsidiaries and each Participant (“Agreement”), always in accordance with the Plan and the respective Program.

        It is worth noting that, on the occasion of the Annual and Extraordinary General Shareholders’ Meeting called for April 19, 2023, no changes to the Plan are being proposed regarding potential beneficiaries.

        b.                 Maximum number of options to be granted

        Not applicable, considering that stock options shall not be granted in connection with the Plan.

        It is worth noting that, on the occasion of the Annual and Extraordinary General Shareholders' Meeting called for April 19, 2023, no changes to the Plan are being proposed regarding the maximum number of options to be granted.

        c.                 Maximum number of shares included in the plan

        As a result of the Plan, common shares representing a maximum of 1% of the Company's capital stock may be delivered to the Participants on the date of approval of the Plan, which corresponds, on this date, to 5,564,051 (five million, five hundred and sixty-four thousand, fifty-one) common shares.

        It is worth noting that, on the occasion of the Annual and Extraordinary General Shareholders' Meeting called for April 19, 2023, no changes to the Plan are being proposed regarding the maximum number of shares to be granted.

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          d.                 Acquisition conditions

          According to the Plan’s rules, the Board of Directors or the Committee, as the case may be, shall create, at its discretion in terms of frequency, the Programs, in which it shall be determined, amongst other conditions: (a) the term of each Program; (b) the beneficiaries of each Program; (c) the number of shares subject to the Program subject to usufruct (“Restricted Shares”), cycle, vesting period, terms and conditions for the maintenance of the usufruct and transfer of the ownership of the shares, however the case may be; (d) cycle, vesting period, terms and conditions for the transfer of the shares not subject to usufruct (“Performance Shares”), however the case may be; (e) how the shares will be transferred, which may be in batches, subject to different vesting periods, however the case may be; (f) eventual restrictions to the trading of the shares after the transfer of the ownership to the Participant; (g) the rules for the removal of the Participants; (h) possible financial settlement of the obligation to transfer the ownership of the shares, however the case may be, in accordance with the provisions set forth in the Agreement; and (i) any other conditions, criteria and specific rules, always in accordance with the general rules provided for in this Plan.

          In addition, according to the Plan, the Board of Directors or the Committee shall create, at least, two different Programs based on the following guidelines:

          (i)          Program A: (a) implementation of the usufruct related to the equity rights of the total shares subject to Program A on behalf of the Participants; (b) maximum vesting period of 6 years for the transfer of the ownership of the shares subject to usufruct; and (c) price and payment method for the Participants;

          (ii)         Program B: (a) institution of usufruct of equity rights over 50% of the shares object of Program B in favor of the Participants; (b) the Company's performance target to which the transfer of ownership of the shares object of 50% of the shares object of Program B, which will not be the object of usufructs, will be linked; (c) vesting period of 5 years in 3 batches; (d) lack of burden to Participants; and (e) possibility of financial settlement of the obligation to transfer ownership of shares under Program B, at the Company's sole discretion. The target referred to in item “b” must be a global target, whose indicators are directly related to the Company's long-term value generation, such as, for example, Return on Invested Capital (ROIC), or a similar indicator.

          It is worth noting that, on the occasion of the Annual and Extraordinary General Shareholders' Meeting called for April 19, 2023, no changes to the Plan are being proposed regarding the acquisition conditions.

          e.                 Detailed criteria to determine the exercise price

          The purpose of the Plan, amongst others, is to grant common shares issued by the Company, held in treasury by the Company or its subsidiaries, which may or may not include the usufruct of the common shares held in treasury for subsequent transfer of the ownership of the shares to the Participants, according to the terms and conditions set forth in the Plan, for the period indicated in the Program, over which the Participant shall comply with the charges, terms and conditions set forth in the Plan, the Program and the respective Agreement. In addition, subject to the compliance with the terms and conditions set forth in the Plan, the Programs and the respective Agreement, the ownership of the shares shall be transferred to the Participant, under the terms and conditions set forth in the respective Program and/or Agreement.

          Accordingly, it does not refer to a call option of shares, as provided for in article 168, § 3 of the Brazilian Corporate Law, but to a stock-based incentive offered to the Participants.

          Notwithstanding, the usufruct and transfer of the ownership of the shares in usufruct under the Plan may be carried out freely or be subject to a cost, according to the respective Program, provided that, in any event, the reference value per share subject to the Plan shall correspond to the price of the common shares issued by the Company at B3 S.A. (“B3”), in the trading session immediately prior to the date of signing of the respective Agreement, in which case 1/3 (one-third) of the reference value shall refer to the usufruct and 2/3 (two-thirds) of the reference value shall refer to the transfer of the ownership of the shares.

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          The delivery of the shares that are not subject to usufruct, however the case may be, may be carried out freely or be subject to a cost, according to the respective Program, provided that, in these cases, the reference value per share, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at B3, in the trading session immediately prior to the date of signing of the respective Agreement.

          It is worth noting that, on the occasion of the Annual and Extraordinary General Shareholders' Meeting called for April 19, 2023, no changes to the Plan are being proposed regarding the detailed criteria for setting the exercise price.

          f.                   Criteria to determine the exercise period

          The shares under the Plan shall be transferred to the beneficiaries according to the batches and in the periods set forth in the respective Program and/or Agreement, provided that all conditions set forth in the Plan, the Programs and the Agreements are complied with, including with respect to reaching goals, as applicable.

          The Participants shall be entitled to the shares, amongst other conditions, if he/she keeps a link to the Company until the termination of the respective applicable vesting periods, in compliance with the specific rules set forth in each Agreement, in the event of dismissal (with or without cause), removal of the position, termination of the term of office, waiver, voluntary resignation, retirement or death. Notwithstanding other conditions that may be established in each Program, the Participant shall (i) remain full-time in the management or as an employee of the Company for the respective periods established in the respective Program; and (ii) not establish, be dedicated to, connecting with or otherwise act, as administrator or shareholder holding significant interest (directly and/or indirectly) in competitors, or even potential competitors, of the Company.

          The Plan's current rules regarding the criteria for setting the exercise period will be maintained and the only proposed change to be resolved at the Annual and Extraordinary General Shareholders’ Meeting called for April 19, 2023 is that, if the Participant becomes a member of the Company's Board of Directors, ceasing to occupy any other executive position, he will maintain the right to receive ownership of the Shares Subject to the Plan, subject to the conditions and other requirements established in the applicable Program(s) and in each Agreement entered into with the Participant.

          Said change aims to retain highly qualified executives, seeking a greater alignment of such managers with the interests of shareholders for the creation of long-term value for the Company, since such executives may potentially integrate the Company's Board of Directors in the future.

          g.                 Settlement of options method

          As referred to in item “e” above, the purpose of the Plan is, amongst others, to grant common shares issued by the Company, held in treasury by the Company or its subsidiaries, which may, or may not, imply the grant of usufruct of common shares of its issuance and held in treasury for the subsequent transfer of the ownership of the shares to the Participants, according to the terms and conditions set forth in the Plan. The usufruct, transfer of the ownership of the shares and delivery of the shares may be performed freely or subject to a cost, according to the respective Program, always in accordance with the reference values described in item “e”.

          The Programs may also provide for the possibility that the Company may, at its discretion, as an alternative to the transfer of the shares, pay in cash the amount equivalent to the shares to which the beneficiary would be entitled.

          It is worth noting that, on the occasion of the Annual and Extraordinary General Shareholders' Meeting called for April 19, 2023, no changes to the Plan are being proposed regarding the method of settlement of the shares.

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          h.                 Criteria and events which, when verified, will cause the suspension, alteration or extinction of the plan

          The Plan may be terminated, modified or have accelerated vesting periods, at any time, as determined by the Board of Directors or the Committee, it being understood that the termination of the Plan shall not impact the shares granted and not vested, under the terms of the Programs in effect.

          The Plan also sets forth that, in the event of dissolution, transformation, incorporation, merger, spinoff or reorganization of the Company, in which the Company is not the remaining company or, as the remaining company, no longer trades its shares in the stock exchange, the Agreements related to the Programs in effect, at the discretion of the Board of Directors or the Committee, as the case may be, may be transferred to the succeeding company, have accelerated vesting periods for the transfer or be maintained and settled in cash.

          It is worth noting that, on the occasion of the Annual and Extraordinary General Shareholders' Meeting called for April 19, 2023, no changes to the Plan are being proposed regarding the item in question.

3. Justify the proposed plan, explaining:
                           Main objectives of the plan

          The main objective of the Plan is to establish the general terms and conditions for the Company and its subsidiaries to grant common shares issued by the Company and held in treasury, which may be subject or not to the grant of usufruct of common shares issued by it and held in treasury for the subsequent transfer of the ownership of the shares, subject to the terms and conditions set forth in the Plan, to the executive officers or employees of the Company or companies directly or indirectly controlled by the Company in order to:

          (i)    Stimulate the Company’s expansion and sustainable results, as well as the achievement of its business goals, promoting the alignment of interests among shareholders, executive officers and employees to create long-term value; and

          (ii)     Strengthen the Company’s ability to effectively attract, retain and motivate its highly qualified executives and employees.

          The change in the Plan submitted to the resolution of the Annual and Extraordinary General Shareholders’ Meeting called for April 19, 2023 is in line with the main objectives of the Plan.

          b.                 How the plan contributes to these objectives

          As mentioned above, the Plan stimulates the Company's expansion and sustainable results and the achievement of its business goals, by sharing the creation of value, as well as the business risks, and aligning the long-term interests among shareholders, executive officers and employees, in addition to strengthening the Company’s ability to effectively attract, retain and motivate highly qualified executives and employees.

          The usufruct with the possible transfer of the ownership of the shares, as well as the grant of shares, however the case may be, in the context of the Plan, stimulates the beneficiaries to become the Company's shareholders, at the end of the respective vesting periods for the transfer of the ownership of the shares held in treasury, in order to attract, retain and motivate the Participants over time. In addition, the Programs may establish goals related to the performance of the Company as a condition for the transfer of the shares (Performance Shares), stimulating, therefore, the Participants to perform their activities according to the Company’s best interests, generating value to the Company and its shareholders.

          Also, considering that the executive who migrates to the Board of Directors will retain the right to receive ownership of the shares once the initially defined vesting period has elapsed, the Plan contributes to the retention of highly qualified executives, allowing continuity in the management of the Company.

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            c.                 How the plan is inserted in the compensation policy of the company

            The Plan is one of the components of the compensation package.

            This variable compensation portion, aligned with the market practices to offer attractive packages, allows the Company to attract, retain and motivate the commitment of the Participants with the Company’s expansion and generation of sustainable results, aligned with the medium and long-term interests.

            d.                 How the plan aligns the interests of the beneficiaries and the company in the short, medium and long-term

            The stock Plan is structured to align the Participants' interests in different timeframes. The usufruct of the shares provides for the receipt of dividends by the Participants, which recalls the Participants' commitment in the short-term to generate value and sustainable results to the Company. The respective vesting periods defined in the Programs, over which the ownership of the shares is not transferred to the Participant, such shares being transferred over time, also applicable to the granting of the shares, benefit the retention of the Participants over these periods. The terms and conditions established for each Program also contribute to the alignment of interests between the Participants and the Company. The transfer of the ownership of the shares in batches, when applicable, allows the Participant to become the Company's shareholder, progressively increasing the respective interest and the gain according to the time in the Company, and to the work performed to generate value and satisfactory results for the Company.

4. Estimate Company's expenses as a result of the plan, according to accounting rules on the subject

            Expenses related to the Plan will grow gradually over 10 years and are estimated at R$ 43 million/year in regime (that is, with the plan in its full implementation), already considering the charges, from the date of its approval. This amount was calculated in accordance with Technical Pronouncement CPC 10, under the premise of reaching a maximum annual grant of approximately 400 thousand shares under regime, based on Ultrapar's share price of R$ 65.40 on February 24, 2017. It is worth noting that the Company had, in 2016, expenses with the share plan in the amount of R$ 18 million. The implementation of the proposed plan will therefore generate an incremental amount of expenses of this nature of R$ 25 million/year.

            It is worth noting that, on the occasion of the Annual and Extraordinary General Shareholders' Meeting called for April 19, 2023, no changes to the Plan are being proposed regarding the item in question.

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            Exhibit X - Proposal of an amendment to the stock-based incentive plan approved at the Company's Annual and Extraordinary General Shareholders' Meeting held on April 19th, 2017

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ No. 33.256.439/0001-39 NIRE 35.300.109.724

            STOCK-BASED INCENTIVE PLAN

              PURPOSES OF THE STOCK-BASED INCENTIVE PLAN

            1.1.   The Stock-based Incentive Plan of Ultrapar Participações S.A. (“Ultrapar” or “Company”), in accordance with applicable legislation and regulation (“Plan”), was implemented in order to establish the general terms and conditions to enable the Company or its subsidiaries to grant common shares issued by the Company and held in treasury, which may imply or not the grant of usufruct of these common shares for subsequent transfer of the ownership of the shares, according to the terms and conditions set forth in this Plan (“Shares Subject to the Plan”, the shares subject to usufruct are included in this definition), to the Executive Officers or employees of the Company or ~~other~~ companies directly or indirectly controlled by the Company (included in the definition of Company for purposes of the Plan), aiming at:

            (i)              Stimulating the Company’s expansion and sustainable results and the attainment of its corporate goals, ~~sharing the creation of value, as well as the business risks, and~~ promoting the alignment of ~~long-term~~ interests among shareholders, executive officers, and employees to create long-term value; and

            (ii)                  Strengthening the ability to effectively attract, retain and motivate highly qualified executives and employees.

            1.1.1.  Except if otherwise set forth or indicated in this Plan, the terms “grant” and “transfer” shall be understood as references both to the grant and transfer of the shares themselves, and the transfer of the ownership of the shares subject to usufruct. Similarly, for purposes of clarification, the expression “transfer of ownership” refers both to transfer of shares itself, and to transfer of the ownership of the shares subject to usufruct.

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            2.  ELIGIBLE PARTICIPANTS

            2.1.    The Plan is offered to the Executive Officers (statutory or designated) and employees in charge of ~~senior~~leadership positions in the Company, according to the provisions set forth in each Program, as set forth in item 4.1 below (“Participants”).

            2.2.   No provision set forth in this Plan shall confer to any of its Participants the right to remain in their position until the termination of the respective term of office nor ensure the Participant’s reelection for his/her respective position.

            2.3.  Participants shall be subject to the restrictive rules related to the use of the inside information applicable to publicly-traded companies in general and those established by the Company.

            3.  MANAGEMENT OF THE PLAN

            3.1.   This Plan shall be managed by Ultrapar’s Board of Directors, which shall be supported by the ~~Compensation~~People Committee in the management of the Plan (“Committee”).

            3.2.    The Board of Directors or the Committee, as the case may be, shall have autonomy and broad powers to, according to the terms of the Plan and, in the case of the Committee, based on the guidelines established by the Board of Directors, organize and manage the Plan, including the adoption of necessary and proper measures for interpreting, detailing and applying the Plan.

            3.2.1. Notwithstanding the provisions set forth in the caput, no resolution undertaken by the Board of Directors or the Committee may, except for the adjustments permitted by the Plan and eventual adjustments made as a result of the amendments to the applicable legislation: (i) increase the total limit of the Shares Subject to the Plan referred to in item 8.1 below; and/or (ii) change the rights or obligations related to the stock-based payments set forth in this Plan, which could jeopardize the Participant, without prior approval.

            3.3.   The Board of Directors or the Committee may, at any time, as set forth in item 3.2.1 above: (i) change or terminate the Plan; (ii) accelerate any vesting periods in the context of the Plan; (iii) define the regulation applicable to matters not covered herein; and (iv) analyze extraordinary events.

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            4.  TERMS AND CONDITIONS TO THE GRANT OF SHARES, USUFRUCT AND TRANSFER OF OWNERSHIP

            4.1.  The Board of Directors or the Committee, as the case may be, shall create, at its discretion in terms of frequency, Incentive Programs for the Shares Subject to the Plan (“Programs”), in which it shall be determined, amongst other conditions: (a) the term of each Program; (b) amongst the Participants, those that shall benefit from each Program; (c) the number of shares subject to the Program that are subject to usufruct (“Restricted Shares”), cycle, vesting period, terms and conditions for the maintenance of the usufruct and transfer of the ownership of the shares; (d) cycle, vesting period, terms and conditions for the transfer of the shares not subject to usufruct (“Performance Shares”), however the case may be; (e) the type of transfer of the shares, which may be in batches, subject to different vesting periods, however the case may be; (f) eventual restrictions to the trading of the shares after the transfer of the ownership to the Participant; (g) the rules for removal of the Participants; (h) possible financial settlement of the obligation to transfer the ownership of the shares, however the case may be, at the Company’s exclusive discretion, and in accordance with the provisions set forth in the Agreement (as defined below); and (i) any other conditions, criteria and specific rules, always in accordance with the general rules provided for in this Plan.

            4.1.1.  Notwithstanding the provisions set forth in item 4.1 above, the Board of Directors or the Committee, as the case may be, may approve the adjustments to the Programs and/or Agreements entered into with the Participants resident in other jurisdictions, in order to adjust them to the rules and recommendations applicable to other jurisdictions, provided that it is in compliance with the (i) purposes established in the Plan and Programs, as the case may be; (ii) global limit referred to in item 8.1 below; and (iii) reference values defined in this Plan, under the terms of Clause 7 below.

            4.2.     The Board of Directors or the Committee shall create, at least, two different Programs based on the following guidelines:

            (i)           Program A, for which the Board of Directors or the Committee will appoint executives (statutory or designated employees) as Participants and will establish the following conditions, in addition to those provided for in this Plan: (a) institution of usufruct of equity rights over the entire the actions object of Program A in favor of the Participants; (b) vesting period of a maximum of 6 years for the transfer of ownership of the shares instituted in usufruct; and (c) price and form of payment for Participants;

            (ii)              Program B, for which the Board of Directors or the Committee will appoint administrators, designated directors and managers as Participants and will establish the following conditions, in addition to those provided for in this Plan: (a) institution of usufruct of equity rights over 50% of the shares object of Program B in favor of the Participants; (b) the Company's performance target to which the transfer of ownership of 50% of the shares subject to Program B will be linked, shares which will not be subject to usufruct; (c) vesting period of 5 years in 3 batches; (d) lack of burden to Participants; and (e) possibility of financial settlement of the obligation to transfer ownership of the Shares Subject to Program B at the sole discretion of the Company.

149

            4.3.    Notwithstanding the provision set forth in item 4.2 above, the Board of Directors or the Committee, as the case may be, may create other Programs according to the limits and parameters set forth in this Plan.

            4.4.  The Board of Directors or the Committee, as the case may be, and always in accordance with the global limit referred to in item 8.1 below and, as applicable, the limits approved by general shareholders’ meetings, may add new Participants in the Programs in progress, determining the number of Shares Subject to the Plan to which the Participant shall be entitled.

            4.5.   After the launch of each Program, the Board of Directors or the Committee, as the case may be, shall define the terms and conditions for the usufruct of the Shares Subject to the Plan and for the transfer of the ownership of the Shares Subject to the Plan in the agreement to be entered into between the Company or its subsidiaries and each Participant (“Agreement”), always in accordance with the provisions set forth in this Plan and the respective Program.

            4.6.   The transfer of the Shares Subject to the Plan, subject or not to the usufruct, shall solely be performed upon compliance with the conditions and terms set forth in this Plan and/or respective Programs and Agreements, so that the usufruct and the grant to the right to receive the shares do not represent a guarantee of the transfer of the ownership of the Shares Subject to the Plan.

            4.7.    The Board of Directors or the Committee, as the case may be, may define, in each Program, that the Participants shall be entitled to the payment of the amount equivalent to the dividends and interest on equity related to the shares not subject to usufruct on behalf of the Participant through the date of the transfer of such shares to the Participants, in cash or shares, in the form established in the respective Program and Agreement.

            4.8.  No Share Subject to the Plan shall be transferred to the Participant, unless all legal, regulatory and contractual conditions have been fully complied.

            4.9.    No provision of the Plan, of any Program or Agreement shall grant the right to remain as an executive officer or employee of the Company and it shall not interfere, in any way, with the Company’s rights to terminate an executive officer’s term of office or an employee’s labor agreement.

150

            5.  USUFRUCT

            5.1.   Under the terms and conditions set forth in the Programs and respective Agreements, it will be defined the usufruct of the equity rights related to the common shares issued by the Company, held in treasury by the Company or its subsidiaries, which ownership shall be retained by the assignor of the Shares Subject to the Plan subject to usufruct to the Participants, for the period defined in the Program, over which the Participant shall comply with the charges, terms and conditions set forth in this Plan, the Program and the respective Agreement.

            5.2.   The Participant shall receive in usufruct the equity rights (including the right to dividends) of the Shares Subject to the Plan subject to usufruct, for the period set forth in the respective Agreement.

            5.3.  Without prejudice to other conditions that may be established by the Board of Directors or Committee, as the case may be, in each Program, by virtue of the usufruct of the shares, and under the penalty of the termination of the usufruct, followed by the consolidation of the ownership of the respective shares by the assignor, the Participant shall (i) remain full-time in the management or as employee of the Company for the respective usufruct periods established in the Program; and (ii) not establish, be dedicated to, be linked to or otherwise act, as executive officer or shareholder, holding significant interest (directly and/or indirectly) in competitors, even as potential competitors of the Company.

            6.  SHARE TRANSFER

            6.1.   In order to be entitled to the ownership of the Shares Subject to the Plan, in any case, the Participant shall (i) remain full-time in the management or as employee of the Company for the applicable vesting period; and (ii) not establish, be dedicated to, be linked to or otherwise act, as executive officer or shareholder, holding significant interest (directly and/or indirectly) in competitors, even as potential competitors of the Company.

            6.1.1.  If the Participant becomes a member of the Company's Board of Directors, no longer holding any other executive position, he/she will maintain the right to receive ownership of the Shares under the Plan, maintaining the conditions and other requirements set forth in the applicable Program(s) and in each Agreement entered into with the Participant.

151

            6.2.   Subject to the continuity of the employment and/or statutory relationship, as the case may be, of the Participant with the Company until the termination of the applicable vesting period, upon payment of the charges set forth in this Plan, and in accordance with the rules established in each Program and Agreement, the ownership of the Shares Subject to the Plan shall be transferred to the Participant, under the terms and conditions set forth in the respective Program and/or Agreement, upon provision of the proper records.

            6.2.1.  The Company’s Executive Board shall undertake all necessary measures to transfer the Shares Subject to the Plan under this Agreement.

            7.  REFERENCE VALUE

            7.1.   The usufruct and transfer of the ownership of the shares in usufruct may be carried out freely or be subject to a cost, according to the respective Program, provided that, in any event, the reference value per share subject to usufruct, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at ~~BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange~~B3 S.A. (“~~BM&FBOVESPA~~B3”), in the trading session immediately prior to the signing of the Agreement, in which case 1/3 (one third) of the reference value shall refer to the usufruct and 2/3 (two thirds) of the reference value shall refer to the transfer of the ownership of the shares.

            7.2.   The delivery of the shares that are not subject to usufruct, however the case may be, may be carried out freely or be subject to a cost, according to the respective Program, provided that, in these cases, the reference value per share, for the purposes of this Plan, shall correspond to the price of the common shares issued by the Company at ~~BM&FBOVESPA~~B3, in the trading session immediately prior to the signing of the Agreement.

            8.  GLOBAL VOLUME OF THE PLAN

            8.1.   The Participants may receive, in connection with the Plan, common shares representing, at most, 1% of the shares representing the Company’s capital stock on the date of approval of this Plan (“Global Volume”). The Global Volume shall solely be adjusted under the terms of item 10 of this Plan.

            8.1.1.  For the purposes of this Plan, the common shares held in treasury by the Company or its subsidiaries shall be used or, at the discretion of the Board of Directors or the Committee, as the case may be, the securities linked to the common shares issued by the Company (included in the definition of the Shares Subject to the Plan, for the purposes of this Plan), according to the rules issued by the Securities and Exchange Commission – CVM.

            8.1.2.  In the event the number of shares in treasury is not sufficient to cover the Plan, the Board of Directors may, at the Company’s discretion, approve the programs for the repurchase of the common shares issued by the Company to comply with the Plan, according to the terms and conditions set forth in applicable legislation and regulation.

152

            9.  TERMINATION, RETIREMENT, DISABILITY AND DEATH OF THE PARTICIPANT

            9.1.    The Board of Directors or the Committee, as the case may be, shall establish, in each Program, the rules applicable to cases of termination of Participants from the Company, due to the end of the labor contract, end of term of office, dismissal or resignation from the executive position, as well as in the events of retirement, permanent disability or death of Participants, considering also the applicable vesting periods.

            10.  ADJUSTMENTS IN THE NUMBER OF SHARES

            10.1. If the number of existing shares of the Company is increased or decreased as a result of stock dividends, splits or reverse splits, the number of shares subject to the Programs and Agreements that have not yet been transferred to Participants shall be adjusted accordingly.

            10.1.1.  Adjustments pursuant to the conditions in item 10.1 above shall be made by the Board of Directors or by the Committee, as the case may be, and such decision shall be definitive and obligatory. No fractional shares shall be sold or issued because of any of these adjustments.

            11.  DURATION OF THE PLAN

            11.1. The Plan shall become effective upon the approval by the Company’s Shareholders’ Meeting and shall have indeterminate duration.

            11.2. The end of the Plan shall not affect the efficacy of outstanding grants of Shares Subject to the Plan that will be delivered to Participants in the respective periods and conditions established under the terms of the Programs in effect.

153

            12.  MISCELLANEOUS

            12.1. Corporate Reorganization. In the event of the dissolution, transformation, merger, spin-off or reorganization of the Company, in which the Company is not the company that remains or, in being the company that remains, ceases to have its shares admitted for trading on a stock exchange, the Agreements of the Programs in effect, at the discretion of the Board of Directors or of the Committee, as the case may be, may:  (i) be transferred to the successor company; (ii) have their vesting periods accelerated; or (iii) be maintained and settled in cash.

            12.2. Adherence. In signing an Agreement, each Participant expressly, irrevocably and irreversibly accepts all the terms of the Plan and the Programs and undertakes to comply in full.

            12.3. Specific Performance.  The Plan, the Programs and the Agreements contain obligations that are assumed on an irrevocable basis, and are valid as documents on the basis of which enforcement can be commenced under the terms of the law of civil procedure, binding the contracting parties and their successors under any title and at any time.  The parties establish that such obligations entail specific performance, in the form of the Brazilian Code of Civil Procedure.

            12.4. Assignment. The rights and obligations stemming from the Plan, the Programs and the Agreements are personal and non-transferrable and may not be assigned or transferred, in whole or in part, by any of the parties, nor given in guarantee of obligations, without the prior written consent of the other party, except if expressly provided for in this Plan.

            12.5. Novation. It is expressly agreed that neither any abstention by any of the parties from exercising any right, power, recourse or faculty assured by law, the Plan, the Programs or Agreements, nor any tolerance of delay in the fulfillment of any obligations by any of the parties, shall constitute novation, nor impede the other party from, at its sole discretion, exercising at any time these rights, powers, recourses or faculties, which are in addition to and do not preclude those provided by law.

            12.6. Forum. The forum of the judicial district of the City of São Paulo, State of São Paulo is elected to the exclusion of any other, howsoever privileged it may be, to settle any disputes as may arise in relation to the Plan, the Programs and/or the Agreements.

            12.7. Matters Not Covered Herein. Any matters not covered herein, doubts or disagreements as may arise on the part of the Company and/or the Participants in relation to the Plan, Programs and/or Agreements shall be regulated by the Board of Directors or the Committee. Any payment on a claim established through the Plan is subject to all the terms and conditions established herein, which shall prevail in the event of any inconsistency in respect of the provisions of any Agreement or document mentioned herein.

154

            Exhibit XI – Proposal of increase in Ultrapar’s capital stock, pursuant to Annex C of CVM Resolution 81/22

            1. Inform the amount of the increase and of the new capital stock

            Increase of the subscribed and paid-in capital stock in the amount of R$ 1,450,000,000.00 (one billion, four hundred and fifty million Reais), from R$ 5,171,751,608.08 (five billion, one hundred and seventy-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents of Real) to R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents of Real).

            2. Inform if the capital stock increase is going to be through: (a) conversion of debentures or other debt securities into shares; (b) exercise of the subscription or subscription bonus right; (c) capitalization of earnings or reserves; or (d) subscription of new shares

            The increase of the capital stock will occur upon the incorporation to the capital stock of part of funds registered in the investments statutory reserve, in the amount of R$ 567,423,589.65 (five hundred and sixty-seven million, four hundred and twenty-three thousand, five hundred and eighty-nine Reais and sixty-five cents of Real), and of funds registered in the legal reserve, in the amount of R$ 882,576,410.35 (eight hundred and eighty-two million, five hundred and seventy-six thousand, four hundred and ten Reais and thirty-five cents of Real), without the issuance of new shares, pursuant to paragraph 1, article 169 of the Brazilian Corporate Law, considering that the balance of profit reserves exceeded the Company's capital stock with the allocation of net income for the year ended in 2022.

            3. Explain, in detail, the reasons for the capital stock increase and the legal and economic effects

            Pursuant to article 199 of the Brazilian Corporate Law, the referred capitalization of the totality of funds registered in the reserve of profit retention of the Company is justified due to the verification that the balance of profit reserves exceeded the value of the Company's capital stock. Thus, the management proposes the capitalization of part of the investments statutory reserve and the funds of the legal reserve.

            The capitalization proposed herein will not cause any change in the amount of the Company’s equity, and, therefore, will bring neither financial or economic consequences, nor legal consequences.

            4. Provide a copy of the opinion issued by the Fiscal Council, if applicable

            Transcription of the opinion of the Fiscal Council, issued at the meeting held on February 15th, 2023:

            “The Fiscal Council of Ultrapar Participações S.A. (“Company” or “Ultrapar”), exercising the attribution conferred upon it by item III of article 163 of Law No. 6,404/76, has examined the proposal, submitted by the Company’s Executive Board, to increase the capital stock in the total amount of R$ 1,450,000,000.00 (one billion, four hundred and fifty million Reais), without the issuance of new shares, by incorporating part of the funds registered in the legal reserve, in the amount of R$ 882,576,410.35 (eight hundred and eighty-two million, five hundred and seventy-six thousand, four hundred and ten Reais and thirty-five cents of Real), and part of the funds registered in the statutory reserve for investments, in the amount of R$ 567,423,589.65 (five hundred and sixty-seven million, four hundred and twenty-three thousand, five hundred and eighty-nine Reais and sixty-five cents of Real), considering that the balance of profit reserves exceeded the Company's capital stock. Said proposal, with the consequent proposal to amend the Company’s Bylaws, will be submitted for assessment by shareholders at an Extraordinary General Shareholders’ Meeting.

155

            The members of the Board, having verified that the matter complies with the applicable legal, regulatory and statutory provisions, within the limits of their powers established by Law No. 6,404/76, gave a favorable opinion to its submission to the Extraordinary General Shareholders’ Meeting to be held together with the Company’s Annual General Shareholders’ Meeting.”

            5. In the event of capital stock increase upon subscription of shares

            Not applicable.

            6. In the event of capital stock increase upon capitalization of earnings or reserves

            a. Inform the possible change in the par value of shares, if any, or distribution of new shares to shareholders

            The increase of the capital stock will not imply (i) change of the par value of the shares, given that the Company’s shares do not have par value or (ii) issuance of new shares.

            b. Inform whether the capitalization of earnings or reserves will be performed with or without change in the number of shares, in the companies with shares without par value

            The increase of the capital stock will not imply changes of number of shares issued by the Company, considering that there will not be an issuance of new shares, as allowed by article 169 of the Brazilian Corporate Law.

            c. In the event of distribution of new shares

            Not applicable.

            d. Inform the term set forth in § 3, article 169, of Law No. 6,404, of 1976

            Not applicable, considering that there will not be an issuance of new shares, as allowed by article 169 of the Brazilian Corporate Law.

            e. Inform and provide information and documents according to item 5 above, if applicable

            Not applicable, considering that there will not be an issuance of new shares.

            7. In the event of capital stock increase upon conversion of debentures or other debt securities into shares or exercise of subscription bonus

            Not applicable.

156

            POWER OF ATTORNEY

            Through the intermediary of this private instrument, [Shareholder], [nationality], [civil status], [occupation], bearer of the identity document, number [•] [issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact: ANDRÉ BRICKMANN ARENO, Brazilian, married, lawyer, national identity card RG nr. 26.827.808-8, issued by SSP/SP, with professional identity card OAB/SP nr. 147926-1 and enrolled at the Taxpayers Register CPF/ME under nr. 247.847.158-08; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0, issued by SSP/SP, with professional identity card OAB/SP nr. 239.515 and enrolled at the Taxpayers Register CPF/ME under nr. 220.578.448-03; and FRANCESCA DE CASTRO ALFAIX, Brazilian, single, lawyer, national identity card RG nr. 20.092.493, issued by PCMG/MG, with professional identity card OAB/SP nr. 484.238, and enrolled at the Taxpayers Register CPF/ME under nr. 020.498.416-55 with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by ULTRAPAR PARTICIPAÇÕES S.A., a publicly-traded company registered in the corporate tax register (CNPJ/ME) under nr. 33.256.439/0001-39, with corporate headquarters at Brigadeiro Luís Antônio avenue, nr. 1.343, 9th floor, in the City and State of São Paulo (“Company”), in the Annual and Extraordinary General Shareholders’ Meeting to be held at 2:00 p.m. (Brazil time), on April 19th, 2023 (“Meeting”), exclusively in digital form, for the specific purpose of representing the Principal at the Meeting and voting in strict conformity with the following guidance:

            In Annual General Shareholders’ Meeting:

            1) Analysis and approval of the report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31, 2022, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                    Mark with an X in the box of your choice above.

            2) Allocation of net income for the fiscal year ended on December 31, 2022.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                    Mark with an X in the box of your choice above.

            3) Setting of the number of members to be elected to the Board of Directors.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

157

            4) With respect to the election of the Company’s Board of Directors, to elect the slate proposed by the current Board of Directors of the Company as instructed in the chart below, and if cumulative voting for the election is requested, to distribute the votes attributed to the shares held by the Principal proportionally among all members of the slate.

            Independent Candidates:

            Ana Paula Vitali Janes Vescovi

            Fabio Venturelli

            Flávia Buarque de Almeida

            Francisco de Sá Neto

            Jorge Marques de Toledo Camargo

            José Mauricio Pereira Coelho

            Marcelo Faria de Lima

            Non-independent Candidates:

            Marcos Marinho Lutz

            Peter Paul Lorenço Estermann

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            5) Establishment of the Management’s global compensation.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            6) Election of the members of the Fiscal Council and their respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% of the voting shares issued by the Company, under the terms of the Law No. 6,404/76 and CVM Resolution 70/22 (“RCVM 70”):

Effective Members	Alternate Members
Flavio Cesar Maia Luz	Márcio Augustus Ribeiro
Élcio Arsenio Mattioli	Pedro Ozires Predeus
Marcelo Gonçalves Farinha	Sandra Regina de Oliveira

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

158

            7) Establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2023.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            In Extraordinary General Shareholders’ Meeting:

            1) Approval of a new stock-based incentive plan.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            2) Approval of an amendment to the stock-based incentive plan approved at the Annual and Extraordinary General Shareholders’ Meeting held on April 19th, 2017.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            3) Approval of the increase in the Company’s capital stock, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of Article 5 of the Bylaws currently in force.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            4) Ratification of the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

159

            5) Resolution on the following amendments to the Company’s Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

            (a) Adjustments to the procedures related to the general meeting and meetings of the Board of Directors and Executive Board, with the simplification of the installation rites, proof of shareholder capacity and drawing up of the minutes;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            (b) Adjustment in the tenure condition of the management to reflect all corporate policies;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            (c) Further detailing of the judicial and administrative proceedings that must be informed by the candidates who will compose the slate(s);

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            (d) Exclusion of the possibility of calling the Board of Directors’ meeting by letter, telegram and fax;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            (e) Change of nomenclature of the position of the Investor Relations Officer;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            (f) Adjustment of powers of the Strategy Committee and the Audit and Risks Committee;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            (g) Simplification of the wording of statutory provisions, by eliminating the replicated content of legislation, regulations in force, corporate policies, or adaptation of the Bylaws to the legal text, as well as formal, clarity, numbering and cross-reference adjustments, if applicable.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

160

            6) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

                     Mark with an X in the box of your choice above.

            The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

            This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Meeting.

            The present instrument is valid until April 20, 2023.

            [day] [month] 2023

            [Shareholder]

161

            DISTANCE VOTING BALLOT

            Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/19/2023

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

            Instructions on how to cast your vote

            This ballot for the Annual General Meeting (“AGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Resolution 81/22. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/ME and CPF/ME respectively), as well as an email address for eventual contact.

            For this voting ballot to be valid and the votes cast included in the quorum for the AGM, the following instructions should be followed:

            •         The fields of this ballot should be completed accordingly;

            •         Every page in this ballot should be initialed;

            •         At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

            Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Resolution 81/22.

            The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the AGM, that is by April 12, 2023. Any ballots received by the Company after that date shall be disregarded.

            The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. (www.b3.com.br).

            Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

            The shareholder choosing to exercise their voting rights remotely may:

            A. Send the ballot directly to the Company

            For this purpose, they should submit the following documents:

            •          Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

            •         Certified copy of the following documents:

            Individuals:

            (i)   ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

            (ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

            Legal entities:

            (i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

            (ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

            (iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

            Investment funds:

            The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

            (i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

            (ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

            (iii)    should the representative or attorney-in-fact be a legal entity, documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

            B. Exercising voting rights through service providers

            The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

            For further information, please see the AEGM Manual available in ri.ultra.com.br.

162

DISTANCE VOTING BALLOT
Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/19/2023

            Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

            Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910 São Paulo/SP – Brazil

            To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department) E-mail: Invest@ultra.com.br

            If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address by April 12, 2023.

            Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

            Banco Bradesco S.A

            Departamento de Ações e Custódia (Securities and Custody Department)

            Address: Núcleo Cidade de Deus, Yellow building, 2nd floor, Vila Yara, Osasco CEP (zip code) 06029-900

            Osasco/SP – Brazil

            Shareholder service channels:

            Telephone: 0800 701-1616

            Business days from 8:00 a.m. to 5:00 p.m (BRT)

            E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Annual General Meeting (AGM)

            [Eligible tickers in this resolution: UGPA3]

            1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31, 2022, together with the report from the Independent Auditors and the opinion from the Fiscal Council

            [   ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3] 2. Allocation of net income for the fiscal year ended on December 31, 2022 [ ] Approve [ ] Reject [ ] Abstain
[Eligible tickers in this resolution: UGPA3] 3. Setting of the number of members to be elected to the Board of Directors [ ] Approve [ ] Reject [ ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            Election of the board of directors by single group of candidates

            Chapa indicada pela Administração (Slate indicated by the Management)

            Ana Paula Vitali Janes Vescovi (independente / independent)

            Fabio Venturelli (independente / independent)

            Flávia Buarque de Almeida (independente / independent)

            Francisco de Sá Neto (independente / independent)

            Jorge Marques de Toledo Camargo (independente / independent)

            José Mauricio Pereira Coelho (independente / independent)

            Marcelo Faria de Lima (independente / independent)

            Marcos Marinho Lutz (não-independente / non-independent)

            Peter Paul Lorenço Estermann (não-independente / non-independent)

            4. Nomination of all the names that compose the slate (the votes indicated in this section will be

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            disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Chapa indicada pela Administração (Slate indicated by the Management)

            [   ] Approve [   ] Reject [   ] Abstain

            5.    If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

            [   ] Yes [   ] No [   ] Abstain

            6.    In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

            [   ] Yes [   ] No [   ] Abstain

            7.    View of all the candidates that compose the slate to indicate the cumulative voting distribution.

             Ana Paula Vitali Janes Vescovi (independente / independent) [              ] Approve [              ] Reject [              ] Abstain   /   [              ] %

             Fabio Venturelli (independente / independent) [              ] Approve [              ] Reject [              ] Abstain   /   [              ] %

             Flávia Buarque de Almeida (independente / independent) [              ] Approve [              ] Reject [              ] Abstain/   [              ] %

             Francisco de Sá Neto (independente / independent) [              ] Approve [              ] Reject [              ] Abstain /   [            ] %

             Jorge Marques de Toledo Camargo (independente / independent) [              ] Approve [              ] Reject [       ] Abstain   /   [              ] %

             José Mauricio Pereira Coelho (independente / independent) [              ] Approve [              ] Reject [              ] Abstain   /   [              ] %

             Marcelo Faria de Lima (independente / independent) [              ] Approve [              ] Reject [              ] Abstain   / [              ] %

             Marcos Marinho Lutz (não-independente / non-independent) [              ] Approve [              ] Reject [              ] Abstain   /   [              ] %

             Peter Paul Lorenço Estermann (não-independente / non-independent) [              ] Approve [              ] Reject [              ] Abstain   /   [              ] %

[Eligible tickers in this resolution: UGPA3] 8. Establishment of the Managements global compensation [ ] Approve [ ] Reject [ ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            Election of the fiscal council by candidate - Total members to be elected: 3

            9. Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).

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            Flavio Cesar Maia Luz / Márcio Augustus Ribeiro

            [   ] Approve [   ] Reject [   ] Abstain

            Élcio Arsenio Mattioli / Pedro Ozires Predeus

            [   ] Approve [   ] Reject [   ] Abstain

            Marcelo Gonçalves Farinha / Sandra Regina de Oliveira

            [   ] Approve [   ] Reject [   ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            10. Establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2023

            [   ] Approve [   ] Reject [   ] Abstain

City :
Date :
Signature :
Shareholder's Name :
Phone Number :

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Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

            Instructions on how to cast your vote

            This ballot for the Extraordinary General Meeting (“EGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Resolution 81/22. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/ME and CPF/ME respectively), as well as an email address for eventual contact.

            For this voting ballot to be valid and the votes cast included in the quorum for the EGM, the following instructions should be followed:

            •         The fields of this ballot should be completed accordingly;

            •         Every page in this ballot should be initialed;

            •         At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

            Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Resolution 81/22.

            The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the EGM, that is by April 12, 2023. Any ballots received by the Company after that date shall be disregarded.

            The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. (www.b3.com.br).

            Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

            The shareholder choosing to exercise their voting rights remotely may:

            A. Send the ballot directly to the Company

            For this purpose, they should submit the following documents:

            •          Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

            •         Certified copy of the following documents:

            Individuals:

            (i)   ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

            (ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

            Legal entities:

            (i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

            (ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

            (iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

            Investment funds:

            The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

            (i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

            (ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

            (iii)    should the representative or attorney-in-fact be a legal entity, documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

            B. Exercising voting rights through service providers

            The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

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For further information, please see the AEGM Manual available in ri.ultra.com.br.

            Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

            Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910 São Paulo/SP – Brazil

            To the attention of the “Gerência de Relações com Investidores” (Investor Relations Department) Email: Invest@ultra.com.br

            If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address by April 12, 2023.

            Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

            Banco Bradesco S.A

            Departamento de Ações e Custódia (Securities and Custody Department)

            Address: Núcleo Cidade de Deus, Yellow building, 2nd floor, Vila Yara, Osasco

            CEP (zip code) 06029-900

            Osasco/SP – Brazil

            Shareholder service channels:

            Telephone: 0800 701-1616

            Business days from 8:00 a.m. to 5:00 p.m (BRT)

            E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)
[Eligible tickers in this resolution: UGPA3] 1. Approval of a new stock-based incentive plan [ ] Approve [ ] Reject [ ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            2. Approval of an amendment to the stock-based incentive plan approved at the Annual and Extraordinary General Shareholders Meeting held on April 19th, 2017

            [   ] Approve [   ] Reject [   ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            3. Approval of the increase in the Companys capital stock, through the capitalization of part of the profit reserves, without the issuance of new shares, with the consequent amendment of Article 5 of the Bylaws currently in force

            [   ] Approve [   ] Reject [   ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            4. Ratification of the change in the number of common shares into which the Companys capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company by the Extraordinary General Shareholders’

            Meeting held on January 31st, 2014

            [   ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3] 5. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

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            (a) Adjustments to the procedures related to the general meeting and meetings of the Board of Directors and Executive Board, with the simplification of the installation rites, proof of shareholder capacity and drawing up of the minutes

            [   ] Approve [   ] Reject [   ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            6. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

            (b) Adjustment in the tenure condition of the management to reflect all corporate policies

            [   ] Approve [   ] Reject [   ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            7. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

            (c) Further detailing of the judicial and administrative proceedings that must be informed by the candidates who will compose the slate(s)

            [   ] Approve [   ] Reject [   ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            8. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

            (d)  Exclusion of the possibility of calling the Board of Directors meeting by letter, telegram and fax

            [   ] Approve [   ] Reject [   ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            9. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

            (e) Change of nomenclature of the position of the Investor Relations Officer

            [   ] Approve [   ] Reject [   ] Abstain

            [Eligible tickers in this resolution: UGPA3]

            10. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

            (f) Adjustment of powers of the Strategy Committee and the Audit and Risks Committee

            [   ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3] 11. Resolution on the following amendment to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

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            (g) Simplification of the wording of statutory provisions, by eliminating the replicated content of legislation, regulations in force, corporate policies, or adaptation of the Bylaws to the legal text, as well as formal, clarity, numbering and cross-reference adjustments, if applicable

            [   ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3] 12. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above [ ] Approve [ ] Reject [ ] Abstain

City :
Date :
Signature :
Shareholder's Name :
Phone Number :

169

            SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            Date: March 17, 2023

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

            (Shareholders’ Meeting Manual, Remote voting form – Annual General Shareholders’ Meeting and Remote voting form – Extraordinary Shareholders’ Meeting)